ENERGY AT WORK

2003 Avista Corp. Summary Annual Report



There's no magic to this business. It is the most basic of undertakings. But when done well – and after 115 years we know what that means – it fuels the economy, powers our workplaces and sheds light on the bedtime stories we read to our children.

AVISTA
Corp.



Avista Businesses

Avista is a company involved in the production, transmission and distribution of energy as well as other energy-related businesses. Avista operating divisions and subsidiaries include:

Avista Utilities provides energy to more than 325,000 electric and 300,000 natural gas customers, primarily in the Pacific Northwest.

Avista Energy applies energy marketing knowledge and experience to physical assets in Western regional markets.

Avista Advantage streamlines utility billing and related business processes for multi-site organizations.

Table of Contents


That's the real magic of
energy at work.



Gary G. Ely
Chairman, President and
Chief Executive Officer

To Our Shareholders

Energy is more than what we sell. It's the way we tackle our financial challenges, strive forward and make good on our commitments. With energy.

You're only as good as your word.

I grew up on a farm where my dad had a profound impact on me. We made do with what we had and lived within our means. We had stewardship over the water, the land and the livestock. I learned what it meant to be dependable, to put in an honest day's work and to make tough decisions as we watched over our crops and herds. I feel much the same way about the stewardship of our company, our employees, our customers and our environment. After my 37 years with Avista, it's easy to become attached and to take the good and the bad very personally. But my dad taught me that the only thing of real value is your word, that your word is your bond.

Three years ago, I gave you my word we would do certain things to return our company to a position of financial strength, and that is exactly what we are doing. The tough decisions we made have paid off and, as we anticipated, we're solidly on the road to recovery. We did cut back, just as any good business would in tough times, but we also charted a course for stability and growth.

Our overall performance was solid for 2003, and we continue to execute our financial recovery plan. We set goals and we met them, hitting our financial targets, reducing interest expense, maintaining positive operating cash flows and holding operations within budget without sacrificing reliability or safety. As a result, we were able to raise the common stock dividend by 4.2 percent in August for the first time since 1983. In addition, we obtained an external infusion of cash for Avista Labs while retaining a means to share in the fuel cell business' future success. We brought company-owned generation on line to serve our native load, and we kept the lines of communication open with our state and federal regulators.

At mid-year we revised our earnings guidance upward and then met that guidance despite slightly warmer-than-normal temperatures and the write down of the value of an asset, both in the fourth quarter. Avista is moving in the direction we set, meeting and exceeding targets, and resolving the regulatory and financial challenges we've faced for the past few years.

Diligence at work

We also met our 2003 projections for customer growth throughout our service territory, averaging 2 percent for electric customers and 3 percent for natural gas customers.

Based on those facts alone, it could be tempting to relax and declare victory. However, we have not returned to the investment grade credit rating of days gone by. Rather, we are one more year into a multi-year path to recovery. If our numbers hold, by the end of 2005 I believe we will have turned the corner sufficiently to begin to realize our long-term goals. Until then, the critical steps we took over the last three years show we are willing to be accountable and make the tough decisions. We are proud of the steps we have taken to position our company so well. But we must not be complacent. While we have tremendous opportunities, we still face significant challenges.

In addition, we have to focus on the future. To reinforce the electric transmission grid throughout Eastern Washington and North Idaho, Avista Utilities, in coordination with the Bonneville Power Administration, is building and upgrading transmission infrastructure that will improve the delivery of electricity to meet existing and future power needs throughout Avista's service territory. The projects will relieve current transmission congestion, improve system reliability and provide additional transmission capacity as the region grows. This undertaking, which should be completed by 2006, represents more than $100 million in infrastructure investment.

Pressures will not ease, and the demands on our resources will continue to grow. Therefore, we must be wise, we must be prudent, and we must have vision. We are beginning to implement long-term structural changes that will result in a better company focused on growing our utility in the Northwest.

As my dad taught me long ago, you're only as good as your word. Last year, I told you it could take another two years for Avista to reach the solid financial position you expect of us. We've made measurable progress, and there's every reason to believe we will continue down this same path. I ask you to join with me in thanking our more than 1,900 dedicated employees. I'm grateful for their efforts. With their help, we've faced our problems head-on. Our game plan is solid, and we appreciate your ongoing confidence in us.

Gary G. Ely
Chairman, President and Chief Executive Officer
March 8, 2004

Financial and Operating Highlights

(Dollars in Thousands Except Statistics and Per Share Amounts or as Otherwise Indicated)

	2003	2002	2001
Financial Results			
Operating revenues	$ 1,123,385	$ 1,062,916	$ 1,511,751
Operating expenses	951,682	905,774	1,327,685
Income from operations	171,703	157,142	184,066
Income from continuing operations	50,643	42,174	68,241
Loss from discontinued operations	(4,949)	(6,719)	(56,085)
Net income before cumulative effect of accounting change	45,694	35,455	12,156
Cumulative effect of accounting change	(1,190)	(4,148)	-
Net income	44,504	31,307	12,156
Deduct - preferred stock dividend requirements [1]	1,125	2,402	2,432
Income available for common stock	$ 43,379	$ 28,905	$ 9,724
Earnings per common share from continuing operations, diluted	$ 1.02	$ 0.83	$ 1.38
Loss per common share from discontinued operations, diluted	(0.10)	(0.14)	(1.18)
Earnings per common share before cumulative effect of accounting change, diluted	0.92	0.69	0.20
Loss per common share from cumulative effect of accounting change, diluted	(0.03)	(0.09)	-
Earnings per common share, diluted	$ 0.89	$ 0.60	$ 0.20
Earnings per common share, basic	$ 0.90	$ 0.60	$ 0.21
Dividends paid per common share	0.49	0.48	0.48
Book value per common share	$ 15.54	$ 14.84	$ 15.12
Average common shares outstanding	48,232	47,823	47,417
Actual common shares outstanding	48,344	48,044	47,633
Return on average common equity	5.9%	4.0%	1.3%
Common stock closing price	$ 18.12	$ 11.56	$ 13.26
Operating Results			
Avista Utilities			
Retail electric revenues	$ 489,168	$ 463,667	$ 398,441
Retail kWh sales (in millions)	8,027	7,584	8,018
Retail electric customers at year-end	325,554	320,210	316,694
Wholesale electric revenues	$ 73,463	$ 64,082	$ 480,903
Wholesale kWh sales (in millions)	2,075	2,216	6,262
Total natural gas revenues	$ 277,289	$ 309,823	$ 308,642
Total therms delivered (in thousands)	490,474	516,491	541,984
Retail natural gas customers at year-end	298,296	290,188	284,340
Net income	$ 36,241	$ 36,382	$ 24,164
Energy Marketing and Resource Management			
Gross margin (operating revenues less resource costs)	$ 60,189	$ 54,207	$ 134,266
Net income	$ 20,672[2]	$ 22,425	$ 63,246
kWh sales (in millions)	41,579	40,426	47,927
Natural gas sales (thousands of dekatherms)	228,397	225,983	248,193
Avista Advantage			
Revenues	$ 19,839	$ 16,911	$ 13,151
Net loss	(1,334)	(4,253)	(10,748)
Other			
Revenues	$ 13,581	$ 14,645	$ 16,385
Net loss	(4,936)	(12,380)[2]	(8,421)
Financial Condition			
Total assets	$ 3,661,495	$ 3,799,543	$ 4,210,704
Long-term debt	925,012	902,635	1,175,715
Long-term debt to affiliated trusts [3]	113,403	-	-
Preferred trust securities [3]	-	100,000	100,000
Preferred stock (subject to mandatory redemption) [1]	29,750	33,250	35,000
Common equity	751,252	712,791	720,063

(1) Pursuant to changes in accounting principles, preferred stock was reclassified to liabilities and preferred stock dividend requirements were reclassified to interest expense effective July 1, 2003.

(2) Excludes cumulative effect of accounting change.

(3) Pursuant to changes in accounting principles, Avista Corporation no longer consolidates the affiliated trusts that have issued preferred trust securities.

Real progress takes dedication and determination. And it takes the support of our shareholders, customers, employees and communities. We're putting our energy into creating results worthy of that support.

Two-year Shareholder Return

(Percent Change Beginning the Year Ended December 31, 2001)
(Not to scale)



Avista Corp.
18.02
5.79
-13.22
-9.50
-16.16
12.98
25.39
46.84
Standard & Poor's 400
6.71
-3.20
-19.20
-14.49
-18.29
-3.90
2.43
15.92
Standard & Poor's 400 Utilities
5.35
-3.69
-15.74
-11.43
-14.34
0.20
2.24
11.65
Dow Jones Industrial Average
4.24
-6.89
-23.09
-14.94
-18.03
-7.30
-3.79
9.06
Q1 Mar. 31, 2002
Q2 June 30
Q3 Sept. 30
Q4 Dec. 31
Q1 Mar. 31, 2003
Q2 June 30
Q3 Sept. 30
Q4 Dec. 31

Source: Bloomberg L.P. Based on dividends reinvested.

Reliability at work



"People depend on our service in order to conduct their lives. Their work, their personal lives, even their recreational activities are all dependent upon having a reliable power system, and that's why we work so hard to assure that reliability."

Power Supply Mix


Hydro
Natural Gas
Coal
Biomass



Photo above and top left: Kettle Falls was the first power plant of its kind in the U.S.



Wenke
Generation Engineer
Utilities

Reliability matters to us. By building sufficient generation to meet our customers' needs, we're prepared for the future. It's just one of the ways Avista makes energy work.

Several years ago, we gave ourselves an assignment: acquire adequate power supplies to meet customer needs. In 2003, we made it.

Of course, the quest for efficiency and reliability is nothing new for Avista. Our Kettle Falls Generating Station in northeast Washington, for instance, just celebrated its 20th anniversary. The first wood waste-fired power plant in the country built solely for electric generation, Kettle Falls annually converts 500,000 tons of otherwise unused sawmill residue into 50 megawatts of power. Each megawatt is sufficient to serve about 650 homes.

Now, with the completion of our Coyote Springs 2 plant - notwithstanding a number of technical equipment issues outside our control - we can cover our customers' annual load under a range of conditions with our own generation assets and contract resources. The combined-cycle, natural gas facility near Boardman, Oregon, adds 140 megawatts to our generation capacity. And it offers favorable levels of efficiency, environmental stewardship and risk.

Because a combined-cycle combustion turbine converts waste heat into more power instead of releasing it, we can generate as much as another 50 percent without burning additional fuel - all the while keeping emissions low. And our joint ownership agreement with Mirant gives Avista access to half of Coyote Springs 2's 280 megawatts and splits the operating costs evenly between us.

Clearly, plants like Coyote Springs 2 and Kettle Falls provide multiple benefits, but we especially like the stability they offer. By diversifying our resource mix, we bring our customers increased reliability.

We reinforced that dependability even further last year when we extended our outage management software system to tens of thousands more customers. The information we gather does more than improve our performance during an outage. It tells us how our system is operating and where we can most effectively assign our maintenance and engineering dollars.

At Avista, we believe productive relationships of all kinds - with customers, shareholders, employees and communities - depend on trust. That's why we put so much stock in reliability.



John Hamill
Senior Engineer
Avista Utilities

With our investments in infrastructure, we put energy into the future. So we ask ourselves: "Where will we need it and when?" And then we get ready.

It's no small task.

To achieve the level of reliability we're determined to uphold, we must relate our customers' needs to our existing assets, maintain our equipment while still delivering service and judiciously apply our resources to new infrastructure even in times of financial constraints.

All of that requires careful planning. It's painstaking work, and it led us to initiate a number of projects in 2003.

Perhaps the most ambitious, a $100 million venture, got under way in May. In the first step of a more comprehensive transmission system upgrade, we're converting the 25-mile Beacon-Rathdrum transmission line from a single circuit line to a double circuit line, increasing its capacity more than five times, according to conservative estimates. The resulting reliability improvements benefit customers in two growing areas of our service territory as well as those affected by regional transmission bottlenecks.

Increased demand in other communities spurred our decision to construct substations in Oldtown, Idaho, and Clarkston, Washington. The first, a $1 million, 115 kV facility, will accommodate future load growth and ease the burden on our nearby Priest River, Idaho, substation. The Dry Creek switching station in Clarkston, an $11 million project now in progress, will meet the growing need in the Lewiston-Clarkston area.

At Cabinet Gorge Dam on Idaho and Montana's Clark Fork River we replaced another turbine propeller, boosting the unit's generation capacity from about 56 to 72 megawatts. This is the third of four such cost-effective projects at our second largest hydropower facility, estimated to increase efficiency by about 5 percent.

Of course Avista is a growing gas distribution utility too, and we're investing in that side of the business as well.

We installed a six-inch pipeline to serve an addition at Spokane's Sacred Heart Medical Center and a 12-inch, four-mile line to Washington State University in Pullman. We're particularly proud of the latter; thanks to skillful project management, we finished the job in just seven months.

It's one example of what can happen when a company knows where to invest its resources – and how to get a job done.

Infrastructure at work

"In this type of investment, we're increasing reliability so it's a good deal for the customer. It's cost-effective so it's a good deal for the shareholder, and it's also a good deal for the environment because we're generating more electricity with the same amount of water."







Photo above and top right: Cabinet Gorge is our second largest hydroelectric facility.

Photo right: The North Gate Station supports our ongoing efforts to ensure reliability and build Avista's natural gas business.

Investment in Infrastructure



$173 million
$280 million
$83 million
$106 million
$107 million
(projected)
2000
2001
2002
2003
2004

Discipline at work



"Our approach to procurement is collaborative. We don't want to save money at the expense of quality or some other consideration. We think about how we can satisfy all the needs of all the areas. We have to be wise about how we spend our money."



Interest Expense
(in thousands)
2003
$92,385
2002
$104,863
2001
$105,819
2000
$88,255
1999
$84,747



Photos: The equipment yard underwent scrutiny during our 2003 procurement initiative, improving productivity.


Chain Manager

By applying steadfast energy to financial discipline, we've strengthened and stabilized our position.

No subject has occupied our attention in the past several years more than this one.

We have real progress to show for it, too. By nearly every measure, Avista gained financial strength in 2003.

We've continued to reduce interest expense, lowering it by almost $13 million in the past two years. Our bond rating is on the mend as well, signaled when Moody's Investors Service changed our outlook to stable from negative in March 2004. Of course, we're aiming for investment grade status and still advancing toward that long-term goal.

Our banks also indicated their confidence in recent years. When it came time to renew our $225 million credit line in 2003, the banks agreed to extend a $245 million facility. While we don't foresee any immediate need to draw more fully on the credit line, this action underscores the financial community's support for our efforts. We successfully renewed another $110 million credit line, this one at Avista Energy, our energy marketing and resource management subsidiary.

All that headway notwithstanding, the tough work of financial discipline continues. In 2003, we undertook a procurement initiative to consider how we might refine our purchasing processes. The outgrowth of that analysis improved productivity, and we intend to continue that effort in 2004.

Obviously, curtailed spending must be coupled with improved revenue, and we project a general rate case approved in Oregon in 2003 will garner the company an additional $6.3 million in annual revenue. Electric power cost adjustment mechanisms remain in place in Washington and Idaho, allowing us to continue recovering unusually high 2000-2001 power costs, defer certain power supply costs with the opportunity for future recovery and maintain more stable earnings.

Last year was a fine representation of Avista's prudent, disciplined temperament, and you can expect more of the same in the years ahead.

A community and a



At Avista, community involvement inspires us – which is why we've put energy into our community from the very beginning.

Our Stevens Elementary Lunch Buddies program is a good example. Employee volunteers spend one or two lunch hours a month mentoring children and helping them improve their reading skills.

Since the program started, the children's reading scores have gone up, and our employees have the satisfaction of knowing they've really made a difference.

Photo above: School children touring Long Lake Dam, circa 1920

Photo right: Stevens Elementary sixth graders touring Long Lake Dam, 2003

company at work, together



Ken Ogden
Meter Reader / Outside Serviceman
"My daughters play in the girls softball league here in Clarkston, so I volunteered to supervise the umpires and do all the field maintenance. Avista has been extremely supportive. It's nice that the company is not just putting pipes and wires in a ditch, but also really helping the community."

Kellee Quick
Accounting Analyst
"This year, the Green Thumbs committee I'm part of turned a piece of land next to Avista's headquarters into a community garden and raised more than a ton of produce for the Second Harvest Food Bank. We had a marvelous time and felt like the whole company was supporting us."

John Schwendener
Marketing Development Administrator
"Avista is great about giving employees opportunities to get involved. In my case, I got the chance to join the board of SOREDI (Southern Oregon Regional Economic Development, Inc.). It's been really rewarding to be part of SOREDI becoming a cohesive group really focused on economic development in the region."



Jenny Blaylock
Design Engineer and
Project Manager
Avista Utilities

Leadership is more than making plans and setting goals. It's seeing clearly who we are and where we're going – and using that vision to become better all the time.

As a term, leadership is somewhat imprecise. But you know it when you see it.

Believing that leaders must be willing to challenge their own assumptions, we formally tackled that process in 2003. The result, a benchmarking study conducted by an internationally known consulting company, rated Avista's performance for various operational categories and against a group of our peers from across the country.

The study found Avista best in class in hydro operations and nearly best in class in four other areas. We also learned where we could improve, and that information prompted us to embark on the procurement initiative previously discussed.

Without question, having great leaders in place matters more than anything else. To that end we've been working on succession planning in earnest for the past several years, investing in leadership training and development for our employees, to sustain our strength in that sphere.

We invest in our communities, as well, encouraging their prosperity and, in turn, our own. Scott Morris, president of Avista Utilities, serves as the chairman of the Washington State Economic Development Commission, a body formed to provide strategic and policy direction to the State Department of Community, Trade and Economic Development. Many of our employees are equally involved in community activities. And the company's participation in two regional projects puts our resources solidly behind growth in Avista's service territory. The first, VPnet, opens Avista's own broadband communications technology for use by higher education and health care organizations to encourage innovation, collaboration and economic development. The second, a university district conceived for downtown Spokane, will combine research, regional higher education, neighborhood business and healthcare activities in one central location.

Taking the initiative with customers yields equally valuable results, as a recent project at Washington State University attests. WSU, our third-largest customer, proposed the construction of a co-generation plant. We bid on the contract to supply gas and helped assure them the best value for their energy dollar. The resulting plant provides WSU ample steam at a reasonable price.

And that's what leadership looks like.

Leadership at work



"When you tell people what you're going to do and then you do it, they know you're speaking from the heart and that you're looking out for their well-being as well as the company's well-being. It builds trust in relationships."



Above: We met our growth projections in [illegible] and our electric and natural gas customer base increased 2 percent and [illegible] percent, respectively.

Benchmark Operating Costs Results
(rated according to Federal Energy Regulatory Commission categories and against industry peers nationwide)

Peer Mean Costs

- Gas Distribution Operations & Maintenance
- Customer Service (exclusive of IT)
- Steam Operations & Maintenance
- Electric Transmission, Distribution, Operations & Maintenance
- Best in Class Hydro Operations

Collaboration at work



"Avista does everything we can to work with people. We keep the public aware and involved in the relicensing process. We're aware of their needs, and we try to work toward those needs. We don't bully our way through. We try to have friendly relationships."



Photos: The nearly 100-year-old Post Falls Dam is one of five Spokane River projects up for relicensing.

Total Retail Customers
(as of year end)



Electric
309,012
313,290
316,694
320,210
325,554
Natural Gas
269,085
278,888
284,340
290,188
298,296
1999
2000
2001
2002
2003


Bonney, Jr.
Journeyman Operator
Utilities

Different voices, different concerns, different interests working together toward a common goal – that's what collaboration means to us. And the result benefits us all.

Long a guiding principle of our company, collaboration proved its merit in 2003 in a variety of ways - both within the company and without.

We received our fourth consecutive award for environmental stewardship on Idaho and Montana's Clark Fork River, home of our two largest hydroelectric dams. The National Hydropower Association recognized only seven such projects nationally for significant environmental accomplishments above and beyond the provision of clean, renewable power.

The Clark Fork award testifies to our reliance on mutually beneficial solutions, a concept we're applying to the ongoing relicensing process for five Spokane River facilities, even though they represent only 15 percent of our total generation. Our current license expires in 2007, and the new application, which will set terms of operation for the next 40 or 50 years, is due in July 2005.

In preparation, we convened a group of some 100 self-selecting stakeholders. Those stakeholders - American Indian tribes, environmental organizations, recreational enthusiasts, landowners, local, state, and federal agencies, and others - chose the technical consultants and defined the scope of their work.

Such an approach may sound cumbersome, but it fits Avista's collaborative style. And, given that many relicensing processes end up in litigation, it's sound business strategy, as well.

We introduced a new form of collaboration to our customers at Avista Advantage in 2003 - to great effect. This subsidiary, which streamlines utility billing and related business processes for multi-site organizations, recognized the savings possible when customers in deregulated energy markets combine their purchasing power. These commodity pools have already lowered customers' related costs by 10 to 30 percent.

At the utility, we followed a similar model, pulling together employees from all across the company to combine their expertise and apply it to our natural gas business. The Gas Business Council identified ways to improve performance, helped us exceed our growth projections and set the stage for more of the same in 2004. We'll pursue further growth by, among other things, cooperating with developers to bring natural gas service to new residential and multi-family construction.

The cycle of collaboration goes on.



Kevin Holland
Director, Energy Marketing
Avista Energy

To make a decision, to go a certain way, to choose this over that, all comes down to values. For us, living our values is everything.

We don't think it's enough to provide dependable service at reasonable rates. So we pay considerable attention to the way our work can reflect our values and help build lasting relationships.

At Avista Energy, for instance, our success is directly attributable to strong partnerships and an asset-based business model. Our arrangements with Chelan County and Clark County Public Utility Districts give us access to their power and natural gas and provide them with purchasing and marketing expertise. And this is a business where knowledge makes a measurable difference. Few understand the complexities of hydropower – with its variable stream flows, precipitation levels and spill requirements – and how to integrate natural gas and electric market forces as well as we do. That knowledge, coupled with stringent risk management practices, renders Avista Energy an exceptionally well-disciplined energy marketer. It's a profitable one, too, amassing 15 consecutive quarters of positive earnings.

We emphasize good relationships at the individual level, too. At Avista Utilities, our weatherization and heating system conversion program, for instance, is coordinated through community action agencies to upgrade homes for those with limited incomes. And we've honored our customers' interest in buying green power by instituting a wind program. Since more than 2,000 Washington and Idaho customers signed on, we're pursuing an agreement to further diversify our portfolio with wind power, upping our purchase from one megawatt to about 10.

Those are a few things we've done to strengthen customer relationships. To demonstrate the importance we place on shareholder relationships, we raised our annual dividend by 4.2 percent. As we continue to recover financially, we expect to have the capacity to bring our dividend pay-out ratio more in line with industry norms. We anticipate a positive effect on earnings from an Idaho general rate case we filed in February 2004 and from the expiration of expensive natural gas supply contracts during the year.

Our work in all these areas moves forward and indeed it never ends. But if 2003 showed us anything, it demonstrated the strength at Avista's core. And that strength will guide us as we find new and better ways to serve our shareholders, our customers, our communities and our employees.

Our values at work

"The relationship between Chelan PUD and Avista Energy is a wonderful example of what a collaborative effort between public and private entities can bring to fruition. Over seven years, we've been able to continually adjust the workings of the contract to capture the most value for both parties."





Photos: Avista Energy's Kevin Holland (right) and Randy Lowe from Chelan County PUD work together on that organization's resources, including the Rocky Reach hydroelectric facility.



Common Stock Dividends Per Share
(paid quaterly)
12 ¢
12.5 ¢
2000
2001
2002
2003

Independent Auditors' Report

Avista Corporation
Spokane, Washington

We have audited the consolidated balance sheets of Avista Corporation and subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. Such consolidated financial statements and our report thereon dated February 27, 2004, expressing an unqualified opinion (which are not presented herein), are included in Appendix A to the 2003 annual report. The accompanying condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on such condensed consolidated financial statements in relation to the complete consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of December 31, 2003 and 2002, and the related condensed consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2003, is fairly stated in all material respects in relation to the basic consolidated financial statements from which it has been derived.

As described in Note 2 to the consolidated financial statements ("Note 2"), during 2003, the Company changed its method of accounting for energy trading activities related to the transition from Emerging Issues Task Force Issue No. 98-10 to Statement of Financial Accounting Standards ("SFAS") No. 133, also, as described in Note 2, the Company was required to consolidate WP Funding LP, and deconsolidate Avista Capital I and Avista Capital II related to the adoption of FASB Interpretation No. 46. Additionally, as described in Note 2, during 2003, the Company changed its classification of preferred stock to conform to the requirements of SFAS No. 150, and its classification of asset retirement costs to conform to SFAS No. 143. Additionally, as described in Note 1 to the consolidated financial statements, during 2002, the Company changed its method of accounting for goodwill to conform to SFAS No. 142.

Deloitte + Touche LLP

February 27, 2004
Seattle, Washington

Management's Statement of Responsibility

The condensed consolidated financial statements in this summary annual report were derived from the consolidated financial statements that appear in Appendix A to the 2003 annual report. Management of Avista Corporation is responsible for the accuracy and completeness of the information in this summary annual report. The financial and operating information is derived from company records, and includes amounts based on judgment and estimates where necessary. Quality control practices for reporting business information in combination with the company's internal control procedures provide adequate assurance that the summary annual report fairly and reasonably presents the company's financial position and operating results.

The board of directors appointed Deloitte & Touche LLP, an independent accounting firm, to audit the consolidated financial statements included in Appendix A to the 2003 annual report. Their report on the condensed consolidated financial statements appears above.

Gary G. Ely
Chairman, President and
Chief Executive Officer

Malyn K. Malquist
Senior Vice President,
Chief Financial Officer and Treasurer

Condensed Consolidated Statements of Income

(For the Years Ended December 31 – Dollars in Thousands, Except Per Share Amounts)	2003	2002	2001
Operating Revenues	$ 1,123,385	$ 1,062,916	$ 1,511,751
Operating Expenses			
Resource costs	576,492	536,714	967,098
Operations and maintenance	138,058	125,930	129,351
Administrative and general	97,494	105,647	103,317
Depreciation and amortization	77,811	71,867	70,506
Taxes other than income taxes	61,827	65,616	57,413
Total operating expenses	951,682	905,774	1,327,685
Income From Operations	171,703	157,142	184,066
Other Income (Expense)			
Interest expense	(91,505)	(104,866)	(105,819)
Interest expense to affiliated trusts	(1,480)	-	-
Capitalized interest	1,092	7,486	10,498
Net interest expense	(91,893)	(97,380)	(95,321)
Other income - net	6,173	17,261	20,081
Total other income (expense) - net	(85,720)	(80,119)	(75,240)
Income From Continuing Operations Before Income Taxes	85,983	77,023	108,826
Income Taxes	35,340	34,849	40,585
Income From Continuing Operations	50,643	42,174	68,241
Loss From Discontinued Operations	(4,949)	(6,719)	(56,085)
Net Income Before Cumulative Effect of Accounting Change	45,694	35,455	12,156
Cumulative Effect of Accounting Change (net of tax)	(1,190)	(4,148)	-
Net Income	44,504	31,307	12,156
Deduct - Preferred stock dividend requirements	1,125	2,402	2,432
Income Available for Common Stock	$ 43,379	$ 28,905	$ 9,724
Earnings Per Common Share, Basic			
Earnings per common share from continuing operations	$ 1.03	$ 0.83	$ 1.39
Loss per common share from discontinued operations	(0.10)	(0.14)	(1.18)
Earnings per common share before cumulative effect of accounting change	0.93	0.69	0.21
Loss per common share from cumulative effect of accounting change	(0.03)	(0.09)	-
Total earnings per common share, basic	$ 0.90	$ 0.60	$ 0.21
Earnings Per Common Share, Diluted			
Earnings per common share from continuing operations	$ 1.02	$ 0.83	$ 1.38
Loss per common share from discontinued operations	(0.10)	(0.14)	(1.18)
Earnings per common share before cumulative effect of accounting change	0.92	0.69	0.20
Loss per common share from cumulative effect of accounting change	(0.03)	(0.09)	-
Total earnings per common share, diluted	$ 0.89	$ 0.60	$ 0.20
Dividends paid per common share	$ 0.49	$ 0.48	$ 0.48

Condensed Consolidated Balance Sheets

(As of December 31 - Dollars in Thousands)

	2003	2002
Assets		
Cash and cash equivalents	$ 128,126	$ 173,286
Restricted cash	16,472	12,983
Securities held for trading	18,903	-
Accounts and notes receivable	318,848	320,836
Current energy commodity assets	253,676	365,477
Other current assets	113,355	101,083
Total net utility property	1,944,637	1,749,114
Investment in exchange power - net	38,383	40,833
Nonutility properties and investments - net	89,133	199,579
Noncurrent energy commodity assets	242,359	348,309
Investment in affiliated trusts [1]	13,403	-
Other property and investments - net	17,958	12,702
Regulatory assets for deferred income tax	131,763	139,138
Other regulatory assets	44,381	29,735
Utility energy commodity derivative assets	39,500	60,322
Power and natural gas deferrals	171,342	166,782
Other deferred charges	79,256	79,364
Total Assets	**$ 3,661,495**	**$ 3,799,543**
Liabilities and Stockholders' Equity		
Accounts payable	$ 298,285	$ 339,637
Current energy commodity liabilities	229,642	304,781
Current portion of long-term debt	29,711	71,896
Short-term borrowings	80,525	30,000
Other current liabilities	200,190	196,206
Noncurrent energy commodity liabilities	192,731	314,204
Regulatory liability for utility plant retirement costs	197,697	185,410
Utility energy commodity derivative liabilities	36,057	50,058
Deferred income taxes	492,799	452,457
Other noncurrent liabilities and deferred credits	84,441	106,218
Long-term debt	925,012	902,635
Long-term debt to affiliated trusts [1]	113,403	-
Preferred trust securities [1]	-	100,000
Preferred stock (subject to mandatory redemption) [2]	29,750	33,250
Common stock - net (48,344,009 and 48,044,208 outstanding shares)	613,414	607,018
Retained earnings and accumulated other comprehensive loss	137,838	105,773
Total Liabilities and Stockholders' Equity	**$ 3,661,495**	**$ 3,799,543**

(1) Pursuant to changes in accounting principles, Avista Corporation no longer consolidates the affiliated trusts that have issued preferred trust securities.

(2) Pursuant to changes in accounting principles, preferred stock was reclassified from stockholders' equity to liabilities effective July 1, 2003.

Condensed Consolidated Statements of Cash Flows

Increase (Decrease) in Cash and Cash Equivalents. (For the Years Ended December 31 - Dollars in Thousands)

	2003	2002	2001
Continuing Operating Activities:			
Net income	$ 44,504	$ 31,307	$ 12,156
Loss from discontinued operations	4,949	6,719	56,085
Cumulative effect of accounting change	1,190	4,148	-
Purchases of securities held for trading	(18,865)	-	-
Noncash items included in net income:			
Depreciation and amortization	77,811	71,867	70,506
Provision for deferred income taxes	28,395	(40,287)	79,141
Power and natural gas cost amortizations (deferrals), net	3,829	68,481	(210,540)
Amortization of debt expense	7,972	8,861	5,639
Energy commodity assets and liabilities	22,128	87,403	30,238
Impairment of assets	4,900	-	8,240
Other	(11,214)	(10,763)	(12,096)
Changes in working capital components	(43,035)	99,124	(106,207)
Net Cash Provided by (Used in) Continuing Operating Activities	122,564	326,860	(66,838)
Continuing Investing Activities:			
Utility property construction expenditures (excluding AFUDC)	(102,271)	(64,207)	(119,905)
Other capital expenditures	(3,388)	(18,873)	(160,299)
Changes in other property and investments	(5,724)	1,418	11,561
Repayments received on notes receivable	1,214	33,752	1,000
Proceeds from property sales and sale of subsidiary investments	549	586	75,953
Assets acquired and investments in subsidiaries	(229)	(461)	(23,321)
Net Cash Used in Continuing Investing Activities	(109,849)	(47,785)	(215,011)
Continuing Financing Activities:			
Increase (decrease) in short-term borrowings	50,525	(45,099)	(88,061)
Increase (decrease) in long-term debt	(80,064)	(203,393)	410,249
Redemption of preferred stock	(1,575)	(1,750)	-
Issuance of common stock	6,155	7,035	8,267
Repurchase of common stock under equity compensation plans	(658)	-	-
Cash dividends paid	(24,777)	(25,456)	(25,110)
Other	(4,139)	(15,990)	(19,693)
Net Cash Provided by (Used in) Continuing Financing Activities	(54,533)	(284,653)	285,652
Net Cash Provided by (Used in) Continuing Operations	**(41,818)**	**(5,578)**	**3,803**
Net Cash Provided by (Used in) Discontinued Operations	**(3,342)**	**8,967**	**(28,342)**
Net Increase (Decrease) in Cash and Cash Equivalents	**(45,160)**	**3,389**	**(24,539)**
Cash and Cash Equivalents at Beginning of Period	**173,286**	**169,897**	**194,436**
Cash and Cash Equivalents at End of Period	**$ 128,126**	**$ 173,286**	**$ 169,897**

Financial Summary

The following is a brief discussion and analysis of financial condition and results of operations for 2003. For a more detailed analysis, please refer to Appendix A to the 2003 annual report.

Overall Results of Operations - Income from continuing operations was $50.6 million for 2003 compared to $42.2 million for 2002. The increase was primarily due to a decrease in the net losses for Avista Advantage and the Other business segment, partially offset by decreased net income for Energy Marketing and Resource Management.

Total revenues increased $60.5 million for 2003 compared to 2002. Avista Utilities' revenues increased $34.2 million, or 4 percent, primarily due to increased electric revenues, partially offset by decreased natural gas revenues.The decrease in natural gas revenues was primarily due to natural gas rate decreases implemented during the fourth quarter of 2002 and partially due to decreased therms sold as a result of warmer weather during the first quarter of 2003 as compared to the first quarter of 2002. Natural gas rate increases have been implemented in September and October 2003 in response to increased natural gas costs, which should increase retail natural gas revenues for 2004. The increase in electric revenues reflects an increase in retail revenues, wholesale revenues and sales of fuel. Revenues from Energy Marketing and Resource Management increased $84.5 million, or 38 percent, primarily due to increased revenues on contracts that are not considered derivatives under SFAS No. 133 (primarily the Agency Agreement with Avista Utilities), non-trading derivative contracts and revenues from Avista Energy Canada. Revenues from Avista Advantage increased 17 percent to $19.8 million primarily as a result of customer growth. Revenues from the Other business segment decreased $1.1 million primarily due to decreased revenues from Advanced Manufacturing and Development.

Total resource costs increased $39.8 million for 2003 compared to 2002. Resource costs for Avista Utilities increased $21.4 million primarily due to an increase in the expense for power purchased, natural gas purchased, fuel for generation and other fuel costs, partially offset by a decrease in the net amortization of deferred power and natural gas costs. The increase in power purchased expense and natural gas purchased was primarily due to an increase in prices. Resource costs for Energy Marketing and Resource Management increased $78.5 million due to an increase in costs from contracts that are not accounted for as derivatives under SFAS No. 133 (primarily the Agency Agreement with Avista Utilities), non-trading derivative contracts and resource costs of Avista Energy Canada, partially offset by a change in natural gas inventory valuations.

Intersegment eliminations, which decreases both consolidated operating revenues and resource costs, increased to $145.4 million for 2003 from $85.2 million for 2002 representing increased purchases of natural gas under the Agency Agreement between Avista Utilities and Avista Energy.

Operations and maintenance expenses increased $12.1 million for 2003 compared to 2002 primarily due to increased expenses for Avista Utilities and the $4.9 million impairment of a turbine at Avista Power (Energy Marketing and Resource Management segment), partially offset by decreased expenses for Avista Advantage and the Other business segment. The increase in operations and maintenance expenses for Avista Utilities was partially due to increased pension costs, and expenses for Coyote Springs 2, which commenced operations in mid-2003.

Administrative and general expenses decreased $8.2 million for 2003 compared to 2002 primarily due to decreased expenses for the Other business segment, partially offset by increased expenses for Avista Utilities and Energy Marketing and Resource Management. Administrative and general expenses for the Other business segment decreased due to reduced litigation costs and settlements. The increase for Energy Marketing and Resource Management was primarily a result of increased compensation expenses. The increase for Avista Utilities was consistent with the increase in operations and maintenance expenses. Increased insurance costs also contributed to the increase in administrative and general expenses for Avista Utilities.

Depreciation and amortization increased $5.9 million for 2003 compared to 2002 primarily due to utility plant additions at Avista Utilities and the resulting increase in depreciation expense. Coyote Spring 2 was placed into service in mid-2003 and increased depreciation expense by $2.2 million.

Taxes other than income taxes decreased $3.8 million for 2003 compared to 2002 primarily due to decreased retail natural gas revenues and related taxes for Avista Utilities.

Interest expense decreased $11.9 million for 2003 compared to 2002 primarily due to a decrease in the average balance of debt outstanding. This decrease was partially offset by the inclusion of $1.1 million of preferred stock dividends as interest expense for the second half of 2003 in accordance with SFAS No. 150. During 2003 and 2002, the Company repurchased $52.5 million and $203.6 million of long-term debt, respectively. The Company expects interest expense to continue to decline in 2004 due to the effect of debt repurchases. In September 2003, the Company issued $45.0 million of 6.125 percent First Mortgage Bonds due in 2013. The proceeds were used to repay a portion of the borrowings under the $245.0 million line of credit that were used on an interim basis to fund $46.0 million of maturing 9.125 percent Unsecured Medium-Term Notes and should result in an overall reduction in the Company's interest expense.

Capitalized interest decreased $6.4 million for 2003 compared to 2002. This was primarily due to the fact that the Company did not capitalize any interest related to Coyote Springs 2 subsequent to September 30, 2002 because the project was substantially completed.

Other income-net decreased $11.1 million for 2003 compared to 2002 primarily due to reduced interest income (including accrued interest on power and natural gas deferrals) as well as losses on certain investments in the Other business segment.

Income taxes increased $0.5 million for 2003 compared to 2002. The effective tax rate was 41.1 percent for 2003 compared to 45.2 percent for 2002.

During 2003, Avista Energy recorded as a cumulative effect of accounting change a charge of $1.2 million (net of tax) related to Emerging Issues Task Force (EITF) Issue No. 02-3, which effectively required the transition from EITF Issue No. 98-10 to SFAS No. 133 with respect to accounting for energy trading activities.

Avista Utilities - Net income for Avista Utilities was $36.2 million for 2003, compared to $36.4 million for 2002. The decrease for Avista Utilities was primarily due to an increase in other operating expenses (operations and maintenance, administrative and general, and depreciation and amortization), partially offset by an increase in gross margin and a decrease in interest expense.

The increase in operations and maintenance as well as administrative and general expenses reflects increased pension and insurance costs. The increase was also due to initiatives implemented during the third quarter of 2001 designed to temporarily reduce certain operating expenses to improve liquidity and operating cash flows. These initiatives resulted in significantly reduced expenses for 2001 and the first half of 2002.

Avista Utilities' operating revenues increased $34.2 million and resource costs increased $21.4 million, which resulted in an increase of $12.8 million in gross margin for 2003 as compared to 2002. The gross margin on natural gas sales decreased $0.3 million and the gross margin on electric sales increased $13.1 million. The slight decrease in the gross margin on natural gas sales was primarily due to a slight decrease in retail customer usage. Primarily due to warmer weather during the first three months of 2003, total retail therm sales decreased by 1 percent. The increase in electric gross margin was primarily due to the general electric rate increase of 19.3 percent in Washington base retail rates effective July 1, 2002. This increase was partially offset by the expense of the initial $9.0 million of power supply costs in Washington exceeding the amount included in base retail rates during 2003 as compared to $4.5 million expensed during 2002.

Energy Marketing and Resource Management - Net income for Energy Marketing and Resource Management was $20.7 million (excluding the cumulative effect of accounting change) for 2003 compared to $22.4 million for 2002. This decrease was primarily due to a $3.2 million (net of tax) impairment charge recorded by Avista Power, partially offset by an increase in gross margin for Avista Energy. During 2003, Avista Energy's earnings were positively impacted by the effects of accounting for energy contracts under SFAS No. 133, which resulted in contracts that are not considered derivatives, no longer being accounted for at market value. The transition to SFAS No. 133 increased the volatility of reported earnings due to the fact that certain contracts, which are not considered derivatives, are economically hedged by contracts that are accounted for as derivative instruments at market value under SFAS No. 133. During September 2003, Avista Energy implemented hedge accounting for certain transactions. This should partially mitigate the effects from the transition to SFAS No. 133 and reduce the volatility of reporting earnings on a prospective basis.

Avista Advantage - Avista Advantage's net loss was $1.3 million for 2003 compared to $4.3 million for 2002. Operating revenues for Avista Advantage increased $2.9 million and operating expenses decreased $2.1 million, as compared to 2002. Avista Advantage had a 12 percent increase in the number of billed sites as of December 31, 2003 as compared to December 31, 2002. The decrease in operating expenses reflects improved efficiencies, a reduction in the number of employees and a focus on reducing operating expenses. Total costs per account were reduced by 26 percent for 2003 as compared to 2002.

Other - The net loss from this business segment was $4.9 million for 2003, compared to $12.4 million (excluding the cumulative effect of accounting change) for 2002. The decrease in the net loss was primarily due to an increase in income from operations. Operating revenues from this business segment decreased $1.1 million and operating expenses decreased $12.1 million, respectively, for 2003 as compared to 2002. The increase in income from operations was primarily due to a decrease in litigation costs and settlements. The improvement in income from operations was partially offset by an increase in losses on certain other investments included in this segment.

Discontinued Operations - In July and September 2003, Avista Corp. announced total investments of $12.2 million by private equity investors in a new entity, AVLB, Inc., which acquired the assets previously held by Avista Corp.'s fuel cell manufacturing and development subsidiary, Avista Labs. As of December 31, 2003, Avista Corp. had an ownership interest of approximately 17.5 percent in AVLB, Inc., with the opportunity but no further obligation to fund or invest in this business.

Amounts reported as discontinued operations for 2003 represent the operations of Avista Labs. Amounts reported as discontinued operations for 2002 and 2001 represents the operations of Avista Communications and Avista Labs. The decrease in the loss from discontinued operations from $6.7 million in 2002 to $4.9 million in 2003 was primarily due to the fact that only six months of operations for Avista Labs are included in 2003 and partially due to $1.1 million of net income for Avista Communications in 2002.

Liquidity and Capital Resources - During 2002 and 2003, the Company's overall liquidity improved compared to 2001. The general electric rate case order issued by the WUTC in June 2002 and the PCA surcharge in Idaho is allowing the Company to continue to improve its liquidity. The Company designs operating budgets to control operating costs and capital expenditures. In addition to operating expenses, the Company has continuing commitments for capital expenditures for construction, improvement and maintenance of facilities. In 2001, the Company incurred substantial levels of indebtedness, both short and long-term, to finance these requirements and to otherwise maintain adequate levels of working capital. As a result of improved operating cash flow, during 2002 and 2003, the Company repurchased $256.1 million of long-term debt.

The Company's total debt increased from December 31, 2002 to December 31, 2003 due to the adoption of FASB Interpretation No. 46, the issuance of long-term debt in September 2003 and an increase in short-term borrowings, partially offset by the repurchase and maturity of long-term debt. The decrease in total debt (excluding $168 million of debt resulting from the adoption of FASB Interpretation No. 46) was made possible by positive operating cash flows from both Avista Utilities and Avista Energy. The Company's consolidated common equity increased $38.5 million during 2003 primarily due to net income, other comprehensive income and the issuance of common stock through the Dividend Reinvestment Plan and employee benefit plans, partially offset by dividends.

Pension Plan - As of December 31, 2003, the Company's pension plan had assets with a fair value that was less than the present value of the accumulated benefit obligation under the plan. In 2003, the pension plan funding deficit was reduced as compared to the end of 2002 and as such the Company reduced the additional minimum liability for the unfunded accumulated benefit obligation resulting in an increase to other comprehensive income of $9.7 million, net of taxes. In 2002, the Company recorded an additional minimum liability for the unfunded accumulated benefit obligation resulting in a charge to other comprehensive loss of $17.6 million, net of taxes. The Company does not expect the current pension plan funding deficit to have a material adverse impact on its financial condition, results of operations or cash flows. The Company made $12 million in cash contributions to the pension plan in each of 2003 and 2002 and expects to make $15 million in cash contributions during 2004. The Company's goal is to have the pension plan's current obligations fully funded by the end of 2006.

Off-balance Sheet Arrangements - Avista Receivables Corp. (ARC), is a wholly owned, bankruptcy-remote subsidiary of the Company formed in 1997 for the purpose of acquiring or purchasing interests in certain accounts receivable, both billed and unbilled, of the Company. On May 29, 2002, ARC, the Company and a third-party financial institution entered into a three-year agreement whereby ARC can sell without recourse, on a revolving basis, up to $100.0 million of those receivables. ARC is obligated to pay fees that approximate the purchaser's cost of issuing commercial paper equal in value to the interests in receivables sold. As of December 31, 2003, $72.0 million in receivables were sold pursuant to the revolving agreement.



Board of Directors *(pictured left to right)*

Jessie J. Knight, Jr.
President and
Chief Executive Officer
San Diego Regional
Chamber of Commerce
Director since 1999

Lura J. Powell, Ph.D.
President and
Chief Executive Officer
Advanced Imaging
Technologies
Richland, Washington
Director since 2003

Roy Lewis Eiguren
Senior Partner
Givens Pursley, LLP
Boise, Idaho
Director since 2002

Gary G. Ely
Chairman of the Board,
President and
Chief Executive Officer
Avista Corp.
Spokane, Washington
Director since 2001

Erik J. Anderson
President
Westriver Capital
Kirkland, Washington
Director since 2000

David A. Clack
Managing Director
Meridian Capital
Spokane, Washington
Director since 1988

Kristianne Blake
Principal
Kristianne Gates Blake, P.S.
Spokane, Washington
Director since 2000

John F. Kelly
Former Chairman,
President and
Chief Executive Officer
Alaska Air Group
Seattle, Washington
Director since 1997

Michael L. Noël
President
Noel Consulting Company
Prescott, Arizona
Director since 2004

Jack W. Gustavel
Chairman, President and
Chief Executive Officer
Idaho Independent Bank
Coeur d'Alene, Idaho
Director since 2003

R. John Taylor
Chairman and
Chief Executive Officer
AIA Services Corporation
Lewiston, Idaho
Director since 1985



Corporate and Business Unit Officers *(pictured left to right)*

Scott L. Morris
Senior Vice President,
Avista Corp.
President, Avista Utilities

Kelly Norwood
Vice President, Avista Corp.
Vice President State and
Federal Regulation,
Avista Utilities

Roger D. Woodworth
Vice President, Avista Corp.
Vice President, Business
Development and Service
Optimization, Avista Utilities

Karen S. Feltes
Vice President of Human
Resources and Corporate
Secretary, Avista Corp.

Gary G. Ely
Chairman of the Board,
President and Chief Executive
Officer, Avista Corp.

Ronald R. Peterson
Vice President, Avista Corp.
Vice President Energy
Resources and Optimization,
Avista Utilities

Malyn K. Malquist
Senior Vice President, Chief
Financial Officer and Treasurer,
Avista Corp.

Christy Burmeister-Smith
Vice President and Controller,
Avista Corp.

Dennis Vermillion
President and Chief Operating
Officer, Avista Energy

David J. Meyer
Vice President and
Chief Counsel of Regulatory
and Governmental Affairs,
Avista Corp.

(not pictured)
Harry Stephens
President and
Chief Executive Officer,
Avista Advantage

(not pictured)
Gerry D. Crooks
Founder and Chief Strategic
Officer, Avista Advantage



In 1967, Terry Syms began her career at Avista as a mailroom clerk. Sixteen years later, she was named the company's first female officer.

During her tenure as vice president, corporate secretary and assistant to the chairman, Terry was a trusted confidant to five board chairmen, bringing knowledge, common sense and a caring heart to her work.

Her leadership extended into the community, where she served on the boards of the Spokane Symphony, the Spokane chapter of the American Red Cross and the Western Securities and Transfer Association (WSTA). The WSTA honored her with its regional and national leadership awards, citing her "vision, values and inspiration."

We wish Terry and her husband, Gene, great happiness in retirement.

Corporate Information

Company Headquarters

Avista Corp.
1411 East Mission Avenue
Spokane, Washington 99202

Avista Corp. on the Internet

Financial results, stock quotes, news releases, documents filed with the Securities and Exchange Commission and information on the company's products and services are available at Avista Corp.'s Web site. The address is www.avistacorp.com.

Transfer Agent

The Bank of New York is the company's stock transfer, dividend payment and reinvestment plan agent. Answers to many shareholder questions and requests for forms are available by visiting The Bank of New York's Web site at www.stockbny.com.

Inquiries should be directed to:
The Bank of New York
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, New York 10286-1258
800-642-7365
shareowners@bankofny.com

Investor Information

A copy of the company's financial reports, including the reports on Forms 10-K and 10-Q filed with the Securities and Exchange Commission, will be provided, without charge, upon request to:
Avista Corp.
Investor Relations
P.O. Box 3727 MSC-19
Spokane, Washington 99220-3727
800-222-4931

Annual Meeting of Shareholders

Shareholders are invited to attend the company's annual meeting to be held at 10 a.m. PDT on Thursday, May 13, 2004, at Avista Corp. headquarters, 1411 East Mission Avenue in Spokane, Washington.

The annual meeting also will be webcast. Please go to www.avistacorp.com to preregister for the webcast in advance of the annual meeting and to listen to the live webcast. The webcast will be archived at www.avistacorp.com for one year to allow shareholders to listen to it at their convenience.

Exchange Listings

Ticker Symbol: AVA
New York Stock Exchange
Pacific Exchange

AVA
LISTED
NYSE

This annual report contains forward-looking statements regarding the company's current expectations. These statements are subject to a variety of risks and uncertainties that could cause actual results to differ materially from the expectations. These risks and uncertainties include, in addition to those discussed herein, all factors discussed in the company's annual report on Form 10-K for the year 2003. Our 2003 annual report is provided for investors. It is not intended for use in connection with any sale or purchase of or any solicitation of others to buy or sell securities.

Avista's energy.
At work for you.



2003 FINANCIAL REPORT

APPENDIX A

AVISTA®
Corp.

Table of Contents

Avista Corporation
P. O. Box 3727
1411 East Mission Avenue
Spokane, WA 99220-3727

Phone: (509) 489-0500
Web site: www.avistacorp.com

Management's Discussion and Analysis of Financial Condition and Results of Operations

Safe Harbor for Forward-Looking Statements

This Report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Avista Corporation (Avista Corp. or the Company) is including the following cautionary statement to make applicable, and to take advantage of, the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by, or on behalf of, the Company. Forward-looking statements include statements concerning plans, objectives, goals, strategies, projections of future events or performance, and underlying assumptions (many of which are based, in turn, upon further assumptions). Forward-looking statements are all statements other than statements of historical fact including, without limitation, those that are identified by the use of words such as, but not limited to, "will," "anticipates," "seeks to," "estimates," "expects," "intends," "plans," "predicts," and similar expressions. From time to time, the Company may publish or otherwise make available forward-looking statements of this nature. All such subsequent forward-looking statements, whether written or oral and whether made by or on behalf of the Company, are also expressly qualified by these cautionary statements.

Such statements are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those expressed. Certain of these risks and uncertainties are beyond the Company's control. Such risks and uncertainties include, among others:

- changes in the utility regulatory environment in the individual states and provinces in which the Company operates and the United States and Canada in general. This can impact allowed rates of return, financings, or industry and rate structures;
- the impact of regulatory and legislative decisions including Federal Energy Regulatory Commission (FERC) price controls, and including possible retroactive price caps and resulting refunds;
- The potential effects of any legislation or administrative rulemaking passed into law;
- the impact from the potential formation of a Regional Transmission Organization and/or an Independent Transmission Company;
- the impact from the implementation of the FERC's proposed wholesale power market rules;
- volatility and illiquidity in wholesale energy markets, including the availability and prices of purchased energy and demand for energy sales;
- wholesale and retail competition (including, but not limited to, electric retail wheeling and transmission costs);
- future streamflow conditions that affect the availability of hydroelectric resources;
- outages at any company-owned generating facilities from any cause including equipment failure;
- unanticipated delays or changes in construction costs with respect to present or prospective facilities;
- changes in weather conditions that can affect customer demand, result in natural disasters and/or disrupt energy delivery;
- changes in industrial, commercial and residential growth and demographic patterns in the Company's service territory;
- the loss of significant customers and/or suppliers;
- failure to deliver on the part of any parties from which the Company purchases and/or sells capacity or energy;
- changes in the creditworthiness of customers and energy trading counterparties;
- the Company's ability to obtain financing through the issuance of debt and/or equity securities, which can be affected by various factors including the Company's credit ratings, interest rate fluctuations and other capital market conditions;
- changes in future economic conditions in the Company's service territory and the United States in general, including inflation or deflation and monetary policy;
- the potential for future terrorist attacks, particularly with respect to utility plant assets;
- changes in tax rates and/or policies;
- changes in, and compliance with, environmental and endangered species laws, regulations, decisions and policies, including present and potential environmental remediation costs;
- the outcome of legal and regulatory proceedings concerning the Company or affecting directly or indirectly its operations, including the potential disallowance of previously deferred costs;
- employee issues, including changes in collective bargaining unit agreements, strikes, work stoppages or the loss of key executives, as well as the ability to recruit and retain employees;
- changes in actuarial assumptions and the return on assets with respect to the Company's pension plan, which can impact future funding obligations, costs and pension plan liabilities;

- increasing health care costs and the resulting effect on health insurance premiums paid for employees and on the obligation to provide postretirement health care benefits;
- increasing costs of insurance, changes in coverage terms and the ability to obtain insurance.

The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis including, without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. However, there can be no assurance that the Company's expectations, beliefs or projections will be achieved or accomplished. Furthermore, any forward-looking statement speaks only as of the date on which such statement is made. The Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances that occur after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the Company's business or the extent to which any such factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

The following discussion and analysis is provided for the consolidated financial condition and results of operations of Avista Corp., including its subsidiaries. This discussion focuses on significant factors concerning the Company's financial condition and results of operations and should be read along with the consolidated financial statements.

Avista Corp. Business Segments

Avista Corp. is an energy company engaged in the generation, transmission and distribution of energy as well as other energy-related businesses. The Company has four business segments – Avista Utilities, Energy Marketing and Resource Management, Avista Advantage and Other. Avista Utilities is an operating division of Avista Corp. comprising the regulated utility operations. Avista Utilities generates, transmits and distributes electricity and distributes natural gas. Avista Capital, a wholly owned subsidiary of Avista Corp., is the parent company of all of the subsidiary companies in the non-utility business segments. As of December 31, 2003, the Company had common equity investments of $494.0 million and $257.2 million in Avista Utilities and Avista Capital, respectively.

The Energy Marketing and Resource Management business segment is comprised of Avista Energy, Inc. (Avista Energy) and Avista Power, LLC (Avista Power). Avista Energy is an electricity and natural gas marketing, trading and resource management business, operating primarily in the Western Electricity Coordinating Council (WECC) geographical area, which is comprised of eleven Western states and the provinces of British Columbia and Alberta, Canada. Avista Power is an investor in certain generation assets, primarily its 49 percent interest in a 270-megawatt (MW) natural gas-fired combustion turbine plant in northern Idaho (Lancaster Project).

Avista Advantage, Inc. (Avista Advantage) is a provider of utility bill processing, payment and information services to multi-site customers throughout North America. Its primary product lines include consolidated billing, resource accounting, energy analysis and load profiling services.

The Other business segment includes Avista Ventures, Inc. (Avista Ventures), Pentzer Corporation (Pentzer), Avista Development and certain other operations of Avista Capital. Included in this business segment is Advanced Manufacturing and Development (AM&D) doing business as METALfx, a subsidiary of Avista Ventures that performs custom sheet metal manufacturing of electronic enclosures, parts and systems for the computer, telecom and medical industries. AM&D also has a wood products division that provides complete fabrication and turnkey assembly for arcade games, kiosks, store fixtures, and displays.

Executive Level Summary

Avista Corp.'s net income and operating cash flows are derived primarily from its energy-related business: Avista Utilities and Avista Energy (included in the Energy Marketing and Resource Management segment). Avista Corp. intends to focus on improving earnings and operating cash flows, controlling costs and reducing debt while working to restore an investment grade credit rating.

Avista Utilities will seek to continue to be among the industry leaders in performance, value and service in its electric and natural gas utility businesses. The utility business is expected to grow modestly, consistent with historical trends. Expansion is expected to result primarily from economic and population growth in its service territory. It is Avista Utilities' strategy to own or to have contracts that provide a sufficient amount of resources to meet its retail and wholesale energy requirements under a range of operating conditions. Available resources and the costs of those resources are significantly affected by Avista Utilities' hydroelectric production, which was 89 percent of normal in 2003. Based on forecasts and snowpack conditions as of February 2004, Avista Utilities expects hydroelectric production will be approximately 95 percent of normal in 2004. This forecast may change based upon additional precipitation, temperatures and other variables. Customer loads and resulting revenues are significantly affected by weather. During 2003, the weather in Avista Utilities' service territory was warmer than normal during the heating season (particularly the first quarter). Avista Utilities expects a return to more normal weather in 2004. As is the case with most regulated entities, Avista Utilities generally has ongoing regulatory proceedings. Avista Utilities continues to make progress with respect to resolving its regulatory matters; however, significant issues remain unresolved (see "Avista Utilities – Regulatory Matters" and "Power Market Issues"). Avista Utilities will continue to file for rate adjustments to achieve recovery of its costs, to more closely align earned returns with those allowed by regulatory agencies in each jurisdiction. The Company expects Avista Utilities' net income will increase in 2004 as compared to 2003 assuming more normal hydroelectric production and weather, a decrease in interest expenses and the implementation of general rate increases.

Avista Utilities faces issues with respect to an aging workforce at all levels of its operations. It is expected that approximately 30 percent of the workforce will retire in the next 5 to 15 years. Management succession plans have been implemented to work towards ensuring that executive officer positions are appropriately filled. Avista Utilities has taken similar steps in key technical and craft areas to work towards ensuring that these positions will be appropriately filled when retirements occur.

Avista Energy focuses on optimization of combustion turbines and hydroelectric assets owned by other entities, long-term electric supply contracts, natural gas storage, and electric and natural gas transmission and transportation arrangements. Avista Energy is also involved in trading electricity and natural gas, including derivative commodity instruments. Avista Energy Canada, Ltd. (Avista Energy Canada) is a wholly owned subsidiary of Avista Energy that provides natural gas services to approximately 400 industrial customers in British Columbia, Canada. In addition to earnings and resulting cash flows from settled or realized transactions, Avista Energy records unrealized or mark-to-market adjustments for the change in the value of derivative commodity instruments. Avista Energy's marketing, trading and resource management activities are driven by its base of knowledge and experience in the operation of both electric energy and natural gas physical systems in the WECC, as well as its relationship-focused approach with its customers. Avista Energy is also subject to certain regulatory proceedings that remain unresolved (see "Power Market Issues"); however, Avista Energy believes that it has adequate reserves established for any refunds that may be ordered. The wholesale power markets in which Avista Energy operates continue to change with respect to market participants involved, level of activity, volatility in market prices, liquidity, FERC-imposed price caps and counterparty credit issues. The Company expects that net income from Avista Energy will decrease in 2004 as compared to 2003. This is primarily due to the positive effects in 2003 of accounting for energy trading activities under Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" and the settlement of positions with certain Enron Corporation (Enron) affiliates.

Avista Advantage remains focused on increasing revenues, improving margins, and continuously enhancing client satisfaction. The Company expects Avista Advantage will be break-even or generate slightly positive net income for 2004 based on improving revenues and stabilized operating expenses from processing efficiencies.

Over time as opportunities arise, the Company plans to dispose of assets and phase out operations in the Other business segment. The Company expects the net loss in the Other business segment to be less in 2004 as compared to 2003 due to the resolution of prior legal matters as well as decreased losses from current investments and the operations of AM&D.

During 2004, the Company expects that cash flows from operations and Avista Corp.'s committed line of credit will provide adequate resources to fund capital expenditures, maturing long-term debt and other contractual commitments. However, if market conditions warrant during 2004, the Company may issue long-term debt to fund these obligations, refinance existing debt and repurchase long-term debt scheduled to mature in future years to reduce its overall debt service costs, as well as to reduce the impact of significant debt maturities scheduled for 2007 and 2008.

Avista Utilities – Resource Optimization

Avista Utilities owns and operates eight hydroelectric projects, a wood-waste fueled generating station, a two-unit natural gas-fired combustion turbine (CT) generating facility and two small generating facilities. It also owns a 15 percent share in a two-unit coal-fired generating facility and leases and operates a two-unit natural gas-fired CT generating facility. WP Funding LP, an entity that is included in Avista Corp.'s consolidated financial statements and included in the Avista Utilities business segment, owns the two-unit natural gas-fired CT generating facility that is leased by Avista Utilities. In July 2003, the combined cycle natural gas-fired Coyote Springs 2 Generation Project (Coyote Springs 2) was placed into operation. Avista Utilities has a 50 percent ownership interest (140 MW) in Coyote Springs 2. See "Avista Utilities-Developments with Coyote Springs 2" for information with respect to a transformer failure at Coyote Springs 2. Avista Utilities' facilities have a total net capability of approximately 1,651 MW, of which 58 percent is hydroelectric and 42 percent is thermal. In addition to company owned resources, Avista Utilities has a number of long-term power purchase and exchange contracts that increase its available resources.

Avista Utilities engages in an ongoing process of resource optimization, which involves the pursuit of economic resources to serve load obligations and using existing resources to capture available economic value. Avista Utilities sells and purchases wholesale electric capacity and energy to and from utilities and other entities as part of the process of acquiring resources to serve its retail and wholesale load obligations. These transactions range from a term as short as one hour up to long-term contracts that extend beyond one year. Avista Utilities makes continuing projections of (1) future retail and wholesale loads based on, among other things, forward estimates of factors such as customer usage and weather as well as historical data and contract terms and (2) resource availability based on, among other things, estimates of streamflows, generating unit availability, historic and forward market information and experience. On the basis of these continuing projections, Avista Utilities makes purchases and sales of energy on an annual, quarterly, monthly, daily and hourly basis to match expected resources to expected energy requirements. Resource optimization also includes transactions such as purchasing fuel to run thermal generation and, when economic, selling fuel and substituting wholesale market purchases for the operation of Avista Utilities' own resources, as well as other wholesale transactions to capture the value of available generation and transmission resources. This optimization process includes entering into financial and physical hedging transactions as a means of managing risks.

Avista Utilities – Regulatory Matters

General Rate Cases

Avista Utilities regularly reviews the need for electric and natural gas rate changes in each state in which it provides service. In February 2004, Avista Utilities filed electric and natural gas general rate cases in Idaho. The request is designed to increase electric revenues by 11 percent, or $18.9 million in annual revenues, over current rates. This would result from a 24 percent increase in base retail rates (an increase of $35.2 million in annual revenues) offset by a $16.3 million annual revenue decrease from the current Power Cost Adjustment (PCA) surcharge. Avista Utilities also requested a natural gas general rate increase of 9.2 percent, or $4.8 million in annual revenues. Avista Utilities' requests are based on an overall rate of return of 9.82 percent and a return on equity of 11.5 percent. The Idaho Public Utilities Commission (IPUC) generally has up to seven months to review the general rate case filings.

In September 2003, the Oregon Public Utilities Commission (OPUC) approved a general natural gas rate increase of $6.3 million in annual revenues effective October 1, 2003 that authorizes, among other things, an overall rate of return of 8.88 percent and a return on equity of 10.25 percent.

Power Cost Deferrals and Recovery Mechanisms

Avista Utilities defers the recognition in the income statement of certain power supply costs that are in excess of the level currently recovered from retail customers as authorized by the WUTC and the IPUC. A portion of power supply costs are recorded as a deferred charge on the balance sheet for future review and the opportunity for recovery through retail rates.

The Washington Utilities and Transportation Commission (WUTC) issued an order effective July 1, 2002 providing for restructuring of rate increases previously approved by the WUTC totaling 31.2 percent. The July 2002 rate change increased base retail rates 19.3 percent and provided an 11.9 percent continuing surcharge over previous base retail rates for the recovery of deferred power costs. The WUTC rate order also established an Energy Recovery Mechanism (ERM) effective July 1, 2002. The ERM replaced a series of temporary deferral mechanisms that had been in place in Washington since mid-2000. The ERM allows Avista Utilities to increase or decrease electric rates periodically with WUTC approval to reflect changes in power supply costs. The ERM provides for Avista Utilities to incur the cost of, or receive the benefit from, the first $9.0 million in annual power supply costs above or below the amount included in base retail rates. Under the ERM, 90 percent of the power supply costs exceeding or below the initial $9.0 million are deferred for future surcharge or rebate to Avista Utilities' customers. The remaining 10 percent of power supply costs are an expense of, or benefit to, the Company. The Company expensed the initial $9.0 million of power supply costs above the amount included in base retail rates during the first quarter of 2003 and expects to expense the initial $9.0 million during 2004. This is primarily due to costs related to fuel contracts entered into during 2001 that expire in the second half of 2004 for the Company's thermal generating units.

Under the ERM, Avista Utilities agreed to make an annual filing on or before April 1st of each year to provide the opportunity for the WUTC and other interested parties to review the prudence of and audit the ERM deferred power cost transactions for the prior calendar year. The settlement agreement establishing the ERM provided for a 90-day review period for the filing; however, the period may be extended by agreement of the parties or by WUTC order. Avista Utilities made its first annual filing with the WUTC in March 2003 related to $18.4 million of deferred power costs incurred for the period July 1, 2002 through December 31, 2002. Previous WUTC orders established the prudence and recoverability of power costs incurred through June 30, 2002. In January 2004, the WUTC approved a settlement agreement among Avista Utilities, the WUTC staff and the Industrial Customers of Northwest Utilities, which provided for Avista Utilities to write off $2.5 million (recorded in 2003) of previously deferred power costs related to the delay of the Coyote Springs 2 project in 2002 and 2003 and allows recovery of all other deferred power costs incurred through December 31, 2002.

Avista Utilities has a PCA mechanism in Idaho that allows it to modify electric rates periodically with IPUC approval. Under the PCA mechanism, Avista Utilities defers 90 percent of the difference between certain actual net power supply expenses and the authorized level of net power supply expense approved in the last Idaho general rate case. The IPUC originally approved a 19.4 percent surcharge in October 2001, which has been extended through October 2004 for recovery of previously deferred power costs. Based on IPUC staff recommendations and IPUC orders, the prudence of $11.9 million of deferred power costs will be reviewed in the electric general rate case that Avista Utilities filed in February 2004. Avista Utilities believes that such costs for long-term fuel supply contracts were prudently incurred. The IPUC has also directed Avista Utilities to work with the IPUC staff and interested customers to address concerns with respect to risk management policies as it pertains to long-term fuel supply contracts. As directed by the IPUC, Avista Utilities addressed this issue in its February 2004 electric general rate case filing.

The following table shows activity in deferred power costs for Washington and Idaho during 2002 and 2003 (dollars in thousands):

	Washington	Idaho	Total
Deferred power costs as of December 31, 2001	$140,238	$73,087	$213,325
Activity from January 1 – December 31, 2002:			
Power costs deferred	22,423	13,471	35,894
Unrealized gain on fuel contracts (1)	(7,068)	(3,485)	(10,553)
Interest and other net additions	6,726	888	7,614
Amortization of deferred credit	-	(27,711)	(27,711)
Recovery of deferred power costs through retail rates	(38,570)	(24,732)	(63,302)
Deferred power costs as of December 31, 2002	123,749	31,518	155,267
Activity from January 1 – December 31, 2003:			
Power costs deferred	22,217	23,341	45,558
Unrealized loss on fuel contracts (1)	1,975	1,004	2,979
Interest and other net additions	6,002	1,037	7,039
Write-off deferred power costs	(2,461)	-	(2,461)
Recovery of deferred power costs through retail rates	(25,777)	(26,615)	(52,392)
Deferred power costs as of December 31, 2003	$125,705	$30,285	$155,990

(1) Unrealized gains and losses on fuel contracts are not included in the ERM and PCA mechanism until the contracts are settled or realized.

It is expected that the recovery of deferred power costs will take several years.

Purchased Gas Adjustments

Natural gas commodity prices increased towards the end of 2002 and into the first half of 2003 before declining somewhat in the middle of 2003 and increasing at the end of 2003. The continued tight balance between supply and demand for natural gas is a major contributor to the ongoing price volatility in natural gas, and this is expected to continue into 2004. Avista Utilities' average prices per dekatherm were $5.50, $4.95 and $6.33 in 2003, 2002 and 2001, respectively. The Company is well connected to multiple supply basins in the western United States and western Canada and believes there will be sufficient supplies of natural gas to meet its customers' needs. However, natural gas prices in the Pacific Northwest are increasingly affected by supply and demand factors in other regions of the United States and Canada. Natural gas commodity costs in excess of the amount recovered in current rates are deferred and recovered in future periods with applicable regulatory approval through adjustments to rates. Market prices for natural gas continue to be competitive compared to alternative fuel sources for residential, commercial and industrial customers. Avista Utilities believes that natural gas should sustain its market advantage over competing energy sources based on the levels of existing reserves and potential natural gas development in the future.

During the second half of 2002, Avista Utilities adjusted its natural gas rates in response to a decrease in current and projected natural gas costs at that time. During the fourth quarter of 2002, natural gas rate decreases of 17.4 percent, 15.5 percent, 7.1 percent and 16.2 percent were approved and implemented in Washington, Idaho, Oregon and California, respectively. As discussed above, current and projected natural gas prices increased towards the end of 2002 and into the first half of 2003. During September and October of 2003, natural gas rate increases of 8.7 percent, 2.4 percent, 12.4 percent and 15.0 percent were approved and implemented in Washington, Idaho, Oregon and California, respectively. The rate increase in Washington was approved subject to refund, pending further review of the deferred natural gas costs. In February 2004, Avista Utilities filed a request for a 7.3 percent increase in Oregon to be effective April 1, 2004. These natural gas rate increases and decreases are designed to pass through changes in purchased natural gas costs to customers with no change in Avista Utilities' gross margin or net income. Total deferred natural gas costs were $15.4 million and $11.5 million as of December 31, 2003 and 2002, respectively.

Natural Gas Benchmark Mechanism

The IPUC, WUTC and OPUC approved Avista Utilities' Natural Gas Benchmark Mechanism in 1999. The mechanism eliminated the majority of natural gas procurement operations within Avista Utilities and placed responsibility for natural gas procurement operations in Avista Energy, the Company's non-regulated subsidiary. The ownership of the natural gas assets remains with Avista Utilities; however, the assets are managed by Avista Energy through an Agency Agreement. The Natural Gas Benchmark Mechanism provides benefits to retail customers and allows Avista Energy to retain a portion of the benefits associated with asset optimization and the efficiencies gained in purchasing natural gas for Avista Utilities as part of Avista Energy's larger portfolio of natural gas assets. In early 2002, the IPUC and the OPUC approved the continuation of the Natural Gas Benchmark Mechanism and related Agency Agreement through March 31, 2005. In January 2003, the WUTC approved the continuation of the Natural Gas Benchmark Mechanism and related Agency Agreement through January 29, 2004. In April 2003, the Company filed a request with the WUTC to amend certain aspects of the Natural Gas Benchmark Mechanism and related Agency Agreement and requested an extension through March 31, 2007. In July 2003, the WUTC staff and the Public Counsel Section of the Attorney General's Office filed testimony recommending the termination of the Natural Gas Benchmark Mechanism in Washington. Hearings were held before the WUTC during the fourth quarter of 2003 and the first part of 2004. In February 2004, the WUTC ordered that the Natural Gas Benchmark Mechanism and related Agency Agreement be terminated for Washington customers and ordered Avista Utilities to file a transition plan to move management of these functions back into Avista Utilities. The transition plan will be filed by March 15, 2004. It is estimated that the termination of the Natural Gas Benchmark Mechanism and related Agency Agreement will result in a reduction of approximately $1.0 million in Avista Energy's pre-tax earnings and an increase in costs of approximately $1.0 million for Avista Utilities. Avista Utilities would seek recovery of any additional costs in a future general rate case proceeding. This transition of Avista Utilities' natural gas procurement operations will also impact the level of counterparty credit requirements at both Avista Utilities and Avista Energy.

Significant Customer Contract

A power purchase and sales contract with Potlatch Corporation (Potlatch) expired on December 31, 2001. Potlatch's Lewiston, Idaho facility has electric requirements of about 100 average megawatts (aMW). The facility also typically produces approximately 60 aMW of generation. Since January 2002, Potlatch had been using its generation to supply a portion of its own electric requirements, which resulted in a net electric requirement on Avista Utilities' system of approximately 40 aMW. In July 2003, Avista Utilities and Potlatch executed a ten-year power purchase and sales contract, under which Avista Utilities will purchase up to 62 aMW of Potlatch's generation at a price slightly below the IPUC administratively determined avoided cost rate. Avista Utilities may also purchase generation above 62 aMW at a price that is somewhat below market prices, when market conditions are such that it is mutually beneficial to Potlatch and Avista Utilities. Avista Utilities will serve Potlatch's entire electric requirements of approximately 100 aMW at the retail tariff rates established for large industrial customers, unless a different rate is ordered by the IPUC. Potlatch's generation and loads are separately measured and billed by Avista Utilities. When Potlatch's generation experiences an interruption, Avista Utilities serves the full Potlatch facility load from its system. In January 2004, the agreement was approved by the IPUC, including the full recovery of the costs associated with the agreement through the Idaho PCA mechanism or base retail rates. Avista Utilities does not expect the agreement to have a material impact on future net income.

Power Market Issues

Counterparty Defaults

In early 2001, California's two largest utilities defaulted on payment obligations owed to various energy sellers, including Avista Energy, resulting in defaults by the California Power Exchange (CalPX) and the California Independent System Operator (CalISO). Pacific Gas & Electric Company (PG&E) and the CalPX filed for bankruptcy in 2001. The settlement of defaulted obligations will depend on PG&E paying its debt upon emerging from bankruptcy and a determination of the California refund claims (see further information under "California Refund Proceeding"). As of December 31, 2003, Avista Energy's accounts receivable outstanding related to defaulting parties in California were fully offset by reserves for uncollected amounts and refunds. Avista Energy is pursuing recovery of the defaulted obligations.

California Refund Proceeding

In July 2001, the FERC initiated a proceeding to determine if refunds should be owed and, if so, the amounts of such refunds for sales during the period from October 2, 2000 to June 20, 2001 in the California power market. The order provides that any refunds owed could be offset against unpaid energy debts due to the same party. Interested parties have contested pricing determinants and other matters since the proceeding started. The CalISO and the CalPX prepared revised values for the affected power transactions and they are preparing additional iterations of revised prices and terms as directed by the FERC. The results of these calculations are likely to be appealed to the FERC and federal courts. In March 2003, the FERC issued an order that addressed issues related to the California refund proceedings, setting forth proposed retroactive pricing standards. In June 2003, the FERC issued an order to review bids above $250 per MW made by participants in the short-term energy markets operated by the CalISO and the CalPX from May 1, 2000 to October 2, 2000. Market participants with bids above $250 per MW during the period described above will be required to demonstrate why their bidding behavior and practices did not violate applicable market rules. If violations were found to exist, the FERC would require the refund of any unjust profits and could also enforce other non-monetary penalties, such as the revocation of market-based rate authority. Avista Energy is subject to this review. Avista Energy maintains that it has engaged in sound business practices in accordance with established market rules. Based on current information, the Company believes that it has sufficient reserves in place for potential California refunds.

Pacific Northwest Refund Proceeding

In July 2001, the FERC initiated a proceeding to determine if refunds should be owed and, if so, the amounts of such refunds for sales during the period from December 25, 2000 to June 20, 2001 in the Pacific Northwest power market. Various parties including aggrieved parties, FERC staff, and alleged beneficiaries of excess prices filed pleadings, analyses, and motions related to the requested refunds in the two years following the initiation of this proceeding. In June 2003, the FERC denied the request for retroactive refunds for spot market sales in the Pacific Northwest power market. In July 2003, a group, which includes Avista Utilities and Avista Energy, filed a request for rehearing supporting the FERC's decision to deny retroactive refund claims in the Pacific Northwest spot market but raising argument on certain procedural issues only in the event that the FERC entertains additional arguments in the case. Also in July 2003, several other parties filed requests for rehearing on the FERC's June 2003 order. The requests for rehearing were denied by the FERC in November 2003. A petition for review of the FERC's decision was filed by the City of Tacoma on December 24, 2003, with the United States Court of Appeals for the Ninth Circuit. Final closure of the Pacific Northwest refund proceeding will await appellate court review and the Company cannot predict its ultimate conclusion.

Market Conduct Investigations

As a result of certain revelations about alleged improper practices engaged in by Enron and certain of its affiliates, the FERC initiated investigations in February 2002 of Avista Utilities, Avista Energy and other unrelated parties. Avista Utilities and Avista Energy cooperated with the FERC investigation by providing requested documents and other information. Several parties filed documents with the FERC in March 2003 alleging improper market conduct by various parties, including Avista Utilities and Avista Energy, and requesting refunds and other relief. Based upon review of the filings, there were no new allegations or information not known to and addressed by the FERC trial staff in its investigations of Avista Corp. and Avista Energy. Avista Corp. and Avista Energy filed replies in response to the allegations of the parties.

In March 2003, the FERC policy staff issued its final report on their investigation of western energy markets. In the report, the FERC policy staff recommended the issuance of "show cause" orders to dozens of companies to respond to allegations of possible misconduct in the western energy markets during 2000 and 2001. Of the companies named in the March 2003 FERC policy staff report, Avista Corp. and Avista Energy were among the few that had already been subjects of a FERC investigation. As explained at "Federal Energy Regulatory Commission Inquiry" in "Note

25 of the Notes to Consolidated Financial Statements" regarding the investigation of Avista Corp. and Avista Energy, the FERC trial staff stated that its investigation found no evidence that: (1) any executives or employees of Avista Utilities or Avista Energy knowingly engaged in or facilitated any improper trading strategy; (2) Avista Utilities or Avista Energy engaged in any efforts to manipulate the western energy markets during 2000 and 2001; and (3) Avista Utilities or Avista Energy withheld relevant information from the FERC's inquiry into the western energy markets for 2000 and 2001. In July 2003, the FERC's administrative law judge certified the agreement in resolution with respect to the FERC's investigation of Avista Corp. and Avista Energy and forwarded it to the FERC commissioners for final approval. Final approval of the agreement in resolution has remained pending before the FERC since July 2003.

See further information under "Federal Energy Regulatory Commission Inquiry," "U.S. Commodity Futures Trading Commission (CFTC) Subpoena," "California Energy Markets," "Port of Seattle Complaint," and "State of Montana Proceedings" in "Note 25 of the Notes to Consolidated Financial Statements."

Regional Transmission Organizations

FERC Order No. 2000 requires all utilities subject to FERC regulation to file a proposal to form a Regional Transmission Organization (RTO), or a description of efforts to participate in an RTO, and any existing obstacles to RTO participation. FERC Order No. 2000 is a follow up to FERC Orders No. 888 and No. 889 issued in 1996, which required transmission owners to provide non-discriminatory transmission service to third parties.

Avista Corp. is in continuing discussions with utilities and others in the Pacific Northwest region to define how such an RTO might work. For example, the Company has negotiated with nine other utilities in the western United States on the possible formation of an RTO, RTO West, a non-profit organization. The Company and two other western utilities have also taken steps toward the formation of a for-profit Independent Transmission Company, TransConnect, which could be a member of a future RTO.

The final proposal for any RTO or TransConnect must be approved by the FERC, the boards of directors of the filing companies and regulators in various states. The Company's decision to move forward with the formation of TransConnect or any RTO serving the Pacific Northwest region, as well as the legal, financial and operating implications of such decisions, will ultimately depend on the terms and conditions related to the formation of the entities and conditions established in the regulatory approval processes. The Company cannot predict these implications.

In September 2003, a new organization called Western Interconnection L.L.C. (WI) filed an application with the FERC for certification as an RTO to provide transmission service in the western United States. As part of its application, WI requested that FERC order each jurisdictional utility in the western United States (including Avista Corp.) to provide escrow funding to WI in the amount of $4.0 million per year. Several parties (including Avista Corp.) have filed motions with the FERC requesting that WI's application be denied.

Wholesale Power Market Design

In April 2003, the FERC issued a White Paper presenting a revised version of proposed wholesale power market rules. The White Paper emphasizes a focus on the formation of RTOs and on ensuring that all independent transmission organizations have sound market rules. The White Paper further indicates that the implementation schedule will vary depending on regional needs and will also allow for regional differences. This White Paper was developed based on input from numerous state regulatory agencies, utility companies, industry and consumer groups, as well as the public. The White Paper reflects significant concerns raised with respect to the FERC's initial proposal of a Standard Market Design in July 2002. The FERC's stated goals with respect to wholesale power markets include: reliable and reasonably priced electric service for all customers; sufficient electric infrastructure; transparent markets with fair rules for all market participants; stability and regulatory certainty for customers, the electric power industry, and investors; technological innovation; and efficient use of the nation's resources. The White Paper proposes a significant role being played by regional authorities in setting up regional power markets. At this time, the Company cannot predict the ultimate impact the changes may have on its operations as well as how the changes may impact the RTO West, TransConnect and WI proposals.

Results of Operations

Diluted Earnings (Loss) per Common Share by Business Segments

The following table presents diluted earnings (loss) per common share by business segments for the years ended December 31:

	2003	2002	2001
Avista Utilities	$0.72	$0.71	$0.46
Energy Marketing and Resource Management	0.43	0.47	1.33
Avista Advantage	(0.03)	(0.09)	(0.23)
Other	(0.10)	(0.26)	(0.18)
Earnings per common share from continuing operations	1.02	0.83	1.38
Loss per common share from discontinued operations	(0.10)	(0.14)	(1.18)
Earnings per common share before cumulative effect of accounting change	0.92	0.69	0.20
Loss per common share from cumulative effect of accounting change	(0.03)	(0.09)	-
Total earnings per common share, diluted	$0.89	$0.60	$0.20

Overall Operations

2003 compared to 2002

Income from continuing operations was $50.6 million for 2003 compared to $42.2 million for 2002. The increase was primarily due to a decrease in the net losses for Avista Advantage and the Other business segment, partially offset by decreased net income for Energy Marketing and Resource Management.

Net income for Energy Marketing and Resource Management was $20.7 million (excluding the cumulative effect of accounting change) for 2003 compared to $22.4 million for 2002. This decrease was primarily due to a $3.2 million (net of tax) impairment charge recorded by Avista Power, partially offset by an increase in gross margin for Avista Energy. During 2003, Avista Energy's earnings were positively impacted by the effects of accounting for energy contracts under SFAS No. 133 and a settlement with certain Enron affiliates. Avista Energy's transition to SFAS No. 133 resulted in contracts, which are not considered derivatives, no longer being accounted for at market value. The transition to SFAS No. 133 increased the volatility of reported earnings due to the fact that certain contracts, which are not considered derivatives, are economically hedged by contracts that are accounted for as derivative instruments at market value under SFAS No. 133. During September 2003, Avista Energy implemented hedge accounting for certain transactions. This should partially mitigate the effects from the transition to SFAS No. 133 and reduce the volatility of reporting earnings on a prospective basis.

Net income for Avista Utilities was $36.2 million for 2003, compared to $36.4 million for 2002. The decrease for Avista Utilities was primarily due to an increase in other operating expenses (operations and maintenance, administrative and general, and depreciation and amortization), partially offset by an increase in gross margin and a decrease in interest expense.

Avista Advantage incurred a net loss of $1.3 million for 2003 compared to $4.3 million for 2002. The decrease in the net loss was primarily due to an increase in operating revenues and a decrease in operating expenses.

The Other business segment incurred a net loss of $4.9 million for 2003 compared to $12.4 million (excluding the cumulative effect of accounting change) for 2002. The decrease in the net loss was primarily due to a reduction in litigation costs and settlements.

Total revenues increased $60.5 million for 2003 compared to 2002. Avista Utilities' revenues increased $34.2 million, or 4 percent, primarily due to increased electric revenues, partially offset by decreased natural gas revenues. The decrease in natural gas revenues was primarily due to natural gas rate decreases implemented during the fourth quarter of 2002 and partially due to decreased therms sold as a result of warmer weather during the first quarter of 2003 as compared to the first quarter of 2002. Natural gas rate increases have been implemented in September and October 2003 in response to increased natural gas costs, which should increase retail natural gas revenues for 2004. The increase in electric revenues reflects an increase in retail revenues, wholesale revenues and sales of fuel. Revenues from Energy Marketing and Resource Management increased $84.5 million, or 38 percent, primarily due to increased revenues on contracts that are not considered derivatives under SFAS No. 133 (primarily the Agency

Agreement with Avista Utilities), non-trading derivative contracts and revenues from Avista Energy Canada. Avista Energy's settlement of various positions with Enron affiliates and the resulting release by Avista Energy of amounts, which had been reserved against such positions, also had a positive impact of $8.4 million on operating revenues for 2003. Revenues from Avista Advantage increased 17 percent to $19.8 million primarily as a result of customer growth. Revenues from the Other business segment decreased $1.1 million primarily due to decreased revenues from AM&D.

Total resource costs increased $39.8 million for 2003 compared to 2002. Resource costs for Avista Utilities increased $21.4 million primarily due to an increase in the expense for power purchased, natural gas purchased, fuel for generation and other fuel costs, partially offset by a decrease in the net amortization of deferred power and natural gas costs. The increase in power purchased expense and natural gas purchased was primarily due to an increase in prices. Resource costs for Energy Marketing and Resource Management increased $78.5 million due to an increase in costs from contracts that are not accounted for as derivatives under SFAS No. 133 (primarily the Agency Agreement with Avista Utilities), non-trading derivative contracts and resource costs of Avista Energy Canada, partially offset by a change in natural gas inventory valuations.

Intersegment eliminations, which decreases both operating revenues and resource costs, increased to $145.4 million for 2003 from $85.2 million for 2002, representing increased purchases of natural gas under the Agency Agreement between Avista Utilities and Avista Energy.

Operations and maintenance expenses increased $12.1 million for 2003 compared to 2002 primarily due to increased expenses for Avista Utilities and the $4.9 million impairment of a turbine at Avista Power (Energy Marketing and Resource Management segment), partially offset by decreased expenses for Avista Advantage and the Other business segment. The increase in operations and maintenance expenses for Avista Utilities was partially due to increased pension costs, and expenses for Coyote Springs 2, which commenced operations in mid-2003. The increase for Avista Utilities was also due to initiatives implemented during the third quarter of 2001 designed to temporarily reduce certain operating expenses to improve liquidity and operating cash flows. These initiatives resulted in significantly reduced expenses for 2001 and the first half of 2002.

Administrative and general expenses decreased $8.2 million for 2003 compared to 2002 primarily due to decreased expenses for the Other business segment, partially offset by increased expenses for Avista Utilities and Energy Marketing and Resource Management. Administrative and general expenses for the Other business segment decreased due to reduced litigation costs and settlements. The increase for Energy Marketing and Resource Management was primarily a result of increased compensation expenses. The increase for Avista Utilities was consistent with the increase in operations and maintenance expenses. Increased insurance costs also contributed to the increase in administrative and general expenses for Avista Utilities.

Depreciation and amortization increased $5.9 million for 2003 compared to 2002 primarily due to utility plant additions at Avista Utilities and the resulting increase in depreciation expense. Coyote Springs 2 was placed into service in mid-2003 and increased depreciation expense by $2.2 million.

Taxes other than income taxes decreased $3.8 million for 2003 compared to 2002 primarily due to decreased retail natural gas revenues and related taxes for Avista Utilities.

Interest expense decreased $11.9 million for 2003 compared to 2002 primarily due to a decrease in the average balance of debt outstanding. This decrease was partially offset by the inclusion of $1.1 million of preferred stock dividends as interest expense for the second half of 2003 in accordance with SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" (see Note 2 of the Notes to Consolidated Financial Statements). During 2003 and 2002, the Company repurchased $52.5 million and $203.6 million of long-term debt, respectively. The Company expects interest expense to continue to decline in 2004 due to the effect of debt repurchases. In September 2003, the Company issued $45.0 million of 6.125 percent First Mortgage Bonds due in 2013. The proceeds were used to repay a portion of the borrowings under the $245.0 million line of credit that were used on an interim basis to fund $46.0 million of maturing 9.125 percent Unsecured Medium-Term Notes and should result in an overall reduction in the Company's interest expense.

Capitalized interest decreased $6.4 million for 2003 compared to 2002. This was primarily due to the fact that the Company did not capitalize any interest related to Coyote Springs 2 subsequent to September 30, 2002 because the project was substantially completed.

Other income-net decreased $11.1 million for 2003 compared to 2002 primarily due to reduced interest income (including accrued interest on power and natural gas deferrals) as well as losses in 2003 on certain investments in the Other business segment. The decrease in interest income primarily reflects the repayment of a note receivable in the Other business segment in the fourth quarter of 2002 and decreased earnings on short-term investments.

Income taxes increased $0.5 million for 2003 compared to 2002. The effective tax rate was 41.1 percent for 2003 compared to 45.2 percent for 2002.

During 2003, Avista Energy recorded as a cumulative effect of accounting change a charge of $1.2 million (net of tax) related to Emerging Issues Task Force (EITF) Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities," which effectively required the transition of accounting for energy trading activities from EITF Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities" to SFAS No. 133. EITF Issue No. 02-3 rescinded EITF Issue No. 98-10 and related interpretative guidance. Under EITF Issue No. 02-3, mark-to-market accounting is precluded for energy trading contracts that are not derivatives pursuant to SFAS No. 133. The rescission of EITF Issue No. 98-10 also eliminated the recognition of physical inventories at fair value other than provided by other accounting standards.

In April 2002, the Company completed its transitional test of goodwill related to the adoption of SFAS No. 142 "Goodwill and Other Intangible Assets." Accordingly, the Company determined that $4.1 million (net of tax) of goodwill related to AM&D was impaired and recorded this as a cumulative effect of accounting change for 2002.

2002 compared to 2001

Income from continuing operations was $42.2 million for 2002 compared to $68.2 million for 2001. The decrease was primarily due to reduced net income for the Energy Marketing and Resource Management business segment and an increased net loss in the Other business segment, partially offset by increased net income for Avista Utilities and decreased net loss for Avista Advantage.

Net income for Energy Marketing and Resource Management was $22.4 million for 2002 compared to $63.2 million for 2001. The primary reason for the decrease in net income was a reduction in Avista Energy's gross margin (operating revenues less resource costs). During the second half of 2001 and 2002, prices, trading volumes and volatility in wholesale energy markets in the western United States decreased relative to the first half of 2001, which reduced Avista Energy's earnings potential.

Net income for Avista Utilities was $36.4 million for 2002, compared to $24.2 million for 2001. The increase for Avista Utilities was primarily due to an increase in gross margin (operating revenues less resource costs) primarily due to an electric rate increase in Washington, partially offset by an increase in other operating expenses (administrative and general, depreciation and amortization, and taxes other than income taxes).

Avista Advantage incurred a net loss of $4.3 million for 2002 compared to $10.7 million for 2001. The decrease in the net loss was primarily due to an increase in operating revenues and a decrease in operating expenses.

The Other business segment incurred a net loss of $12.4 million (excluding the cumulative effect of accounting change) for 2002 compared to $8.4 million for 2001. The increase in the net loss was primarily due to litigation costs and settlements.

Total revenues decreased $448.8 million for 2002 compared to 2001. Avista Utilities' revenues decreased $336.9 million, or 27 percent, primarily due to decreased wholesale electric revenues, partially offset by increased retail electric revenues. Wholesale sales volumes decreased primarily due to the expiration of several wholesale electric sales contracts. The decrease in wholesale revenues also reflected a decrease in wholesale prices. The increase in retail electric revenues was primarily a result of higher rates approved by state regulatory commissions to recover deferred power costs as well as the general electric rate case order approved by the WUTC in June 2002. Revenues from Energy Marketing and Resource Management decreased $181.1 million primarily due to decreased revenues on contracts that are not considered derivatives under SFAS No. 133 (primarily the Agency Agreement with Avista Utilities), non-trading derivative contracts and revenues from Avista Energy Canada, as well as a decrease in net trading margin. The decrease in net trading margin was primarily due to decreased energy commodity prices and trading volumes, as well as reduced market volatility. Revenues from Avista Advantage increased 29 percent to $16.9 million primarily as a result of customer growth. Revenues from the Other business segment decreased $1.7 million reflecting decreased activity in this business segment.

Total resource costs decreased $430.4 million for 2002 compared to 2001. Resource costs for Avista Utilities decreased $396.5 million for 2002 compared to 2001 primarily due to reduced power purchase expenses, decreased cost of natural gas purchased to serve retail customers and decreased fuel for generation expenses. Power purchase expenses, natural gas purchased and fuel for generation decreased due to lower wholesale market prices, increased hydroelectric generation, reduced wholesale sales obligations and decreased thermal generation. The net amortization of deferred power and natural gas costs was $68.5 million for 2002, compared to net deferrals of $210.5 million for 2001. Resource costs for Energy Marketing and Resource Management decreased $101.1 million due to a decrease in costs from contracts that are not accounted for as derivatives under SFAS No. 133 (primarily the Agency Agreement with Avista Utilities), non-trading derivative contracts and resource costs of Avista Energy Canada, as well as a change in natural gas inventory valuations, partially offset by increased tolling charges.

Intersegment eliminations, which decreases both operating revenues and resource costs, decreased to $85.2 million for 2002 from $152.4 million for 2001 primarily from decreased prices for the sale of natural gas under the Agency Agreement between Avista Utilities and Avista Energy.

Operations and maintenance expenses decreased $3.4 million for 2002 compared to 2001 primarily due to reduced expenses for Avista Advantage. During 2002, Avista Advantage focused on reducing operating expenses by improving efficiencies and reducing the workforce.

Administrative and general expenses increased $2.3 million for 2002 compared to 2001; however, there were significant fluctuations within each business segment. The net increase was due to increased expenses for Avista Utilities and Other, partially offset by reduced expenses for Energy Marketing and Resource Management as well as Avista Advantage. The decrease for Energy Marketing and Resource Management was primarily a result of reduced incentive compensation expenses resulting from decreased earnings as well as reduced professional fees. The decrease for Avista Advantage was consistent with the decrease in operations and maintenance expenses. The increase for Avista Utilities was primarily due to initiatives implemented during the third quarter of 2001 designed to temporarily reduce certain operating expenses to improve liquidity and operating cash flows. These initiatives resulted in significantly reduced expenses for 2001. Cost reduction measures were not as restrictive during 2002 as the second half of 2001. The increase in administrative and general expenses for Avista Utilities was also due to increased pension, health care, legal and general insurance costs. Administrative and general expenses for the Other business segment increased due to litigation costs and settlements.

Depreciation and amortization increased $1.4 million for 2002 compared to 2001 due to an increase for Avista Utilities partially offset by decreases for each of the other business segments. The decreases for the other business segments were primarily due to the requirement of SFAS No. 142 that goodwill no longer be amortized effective January 1, 2002.

Taxes other than income taxes increased $8.2 million for 2002 compared to 2001 primarily due to increased retail electric revenues and related taxes for Avista Utilities. The increase for Avista Utilities was partially offset by a decrease for Energy Marketing and Resource Management due to a decrease in the net margin on energy trading activities.

Interest expense decreased $1.0 million for 2002 compared to 2001. The average balance of debt outstanding was relatively consistent for 2001 and 2002 with increasing balances outstanding during 2001 and decreasing balances outstanding during 2002. The amount of debt outstanding increased substantially during 2001 with the issuance of $400.0 million of Unsecured Senior Notes in April 2001 and $150.0 million of First Mortgage Bonds in December 2001. During 2002, the Company repurchased $203.6 million of long-term debt.

Capitalized interest decreased $3.0 million for 2002 compared to 2001 primarily due to the fact that the Company did not capitalize any interest related to Coyote Springs 2 subsequent to September 30, 2002 because the project was substantially completed. A decrease in capital expenditures for Avista Utilities also contributed to the decrease in capitalized interest.

Other income-net decreased $2.8 million for 2002 compared to 2001 primarily due to reduced interest income partially offset by impairment charges recorded during 2001.

Income taxes decreased $5.7 million for 2002 compared to 2001, primarily due to decreased earnings before income taxes, partially offset by an increase in state income taxes. The effective tax rate was 45.2 percent for 2002 compared to 37.3 percent for 2001. The increase in the effective tax rate was due to increased state income tax expense as well as decreased earnings and the increased effect of permanent tax differences.

In April 2002, the Company completed its transitional test of goodwill related to the adoption of SFAS No. 142. Accordingly, the Company determined that $4.1 million (net of tax) of goodwill related to AM&D was impaired and recorded this as a cumulative effect of accounting change for 2002.

Avista Utilities

2003 compared to 2002

Net income for Avista Utilities was $36.2 million for 2003 compared to $36.4 million for 2002. Avista Utilities' income from operations was $146.8 million for 2003 compared to $149.2 million for 2002. This decrease was primarily due to an increase in operations and maintenance, administrative and general, and depreciation and amortization expenses, partially offset by an increase in gross margin and a decrease in taxes other than income taxes.

The increase in operations and maintenance as well as administrative and general expenses reflects increased pension and insurance costs. The increase was also due to initiatives implemented during the third quarter of 2001 designed to temporarily reduce certain operating expenses to improve liquidity and operating cash flows. These initiatives resulted in significantly reduced expenses for 2001 and the first half of 2002.

The following table presents Avista Utilities' gross margin for the years ended December 31 (dollars in thousands):

	Electric		Natural Gas		Total	
	2003	2002	2003	2002	2003	2002
Operating revenues	$650,922	$584,141	$277,289	$309,823	$928,211	$893,964
Resource costs	294,031	240,380	180,896	213,145	474,927	453,525
Gross margin	$356,891	$343,761	$ 96,393	$ 96,678	$453,284	$440,439

Avista Utilities' operating revenues increased $34.2 million and resource costs increased $21.4 million, which resulted in an increase of $12.8 million in gross margin for 2003 as compared to 2002. The gross margin on natural gas sales decreased $0.3 million and the gross margin on electric sales increased $13.1 million. The slight decrease in the gross margin on natural gas sales was primarily due to a slight decrease in retail customer usage. Primarily due to warmer weather during the first three months of 2003, total retail therm sales decreased by 1 percent. The increase in electric gross margin was primarily due to the general electric rate increase of 19.3 percent in Washington base retail rates effective July 1, 2002. This increase was partially offset by the expense of the initial $9.0 million of power supply costs in Washington exceeding the amount included in base retail rates during 2003 as compared to $4.5 million expensed during 2002.

The following table presents Avista Utilities' electric operating revenues and megawatt-hour (MWh) sales for the years ended December 31 (dollars and MWhs in thousands):

	Electric Operating Revenues		Electric Energy MWh sales	
	2003	2002	2003	2002
Residential	$204,783	$196,156	3,298	3,203
Commercial	201,339	194,732	2,919	2,837
Industrial	78,276	68,096	1,785	1,519
Public street and highway lighting	4,770	4,683	25	25
Total retail	489,168	463,667	8,027	7,584
Wholesale	73,463	64,082	2,075	2,216
Sales of fuel	71,456	40,937	-	-
Other	16,835	15,455	-	-
Total	$650,922	$584,141	10,102	9,800

Retail electric revenues increased $25.5 million for 2003 from 2002. This increase was primarily due to an increase in total MWhs sold (increased revenues $27.0 million), partially offset by a decrease in revenue per MWh (decreased revenues $1.5 million). The weather was generally warmer than 2002 during the first quarter of 2003 which reduced MWh sales during the first part of the year. However, this was offset by warmer weather during the second and third quarters of 2003, which increased residential and commercial air conditioning usage during the period. The weather was colder during the fourth quarter of 2003 as compared to the fourth quarter of 2002, which increased usage during the period. The slight decrease in revenue per MWh was due to a slight change in revenue mix with a greater percentage of revenues from industrial sales. The increase in industrial revenues was primarily due to the new Potlatch contract.

Wholesale electric revenues increased $9.4 million reflecting average sales prices that were 22 percent higher than the prior period (increased revenues $14.4 million), partially offset by a 6 percent decrease in wholesale sales volumes (decreased revenues $5.0 million). Average wholesale prices increased to $35.40 per MWh for 2003 from $28.92 per MWh for 2002. The increase in average wholesale sales prices appears to primarily reflect decreased hydroelectric resources as compared to the prior year throughout the western United States and an increase in the cost of natural gas used for generation.

Sales of fuel increased $30.5 million. This natural gas was not used for generation because electric wholesale market prices were generally below the cost of operating the gas-fired thermal generating units.

The following table presents Avista Utilities' natural gas operating revenues and therm sales for the years ended December 31 (dollars and therms in thousands):

	Natural Gas Operating Revenues		Natural Gas Therm Sales	
	2003	2002	2003	2002
Residential	$166,925	$183,964	198,471	199,686
Commercial	90,523	104,974	122,115	126,220
Industrial	7,475	7,127	12,737	11,243
Total retail	264,923	296,065	333,323	337,149
Wholesale	280	695	675	2,306
Transportation	8,485	9,664	153,352	174,891
Other	3,601	3,399	3,124	2,145
Total	$277,289	$309,823	490,474	516,491

Natural gas revenues decreased $32.5 million for 2003 from 2002 primarily due to a decrease in retail natural gas revenues. The $31.1 million decrease in retail natural gas revenues was primarily due to a decrease in retail rates (decreased revenues $28.1 million) and partially due to a decrease in volumes (decreased revenues $3.0 million). During the fourth quarter of 2002, retail rates for natural gas were reduced in response to a decrease in current and projected natural gas costs. During the fourth quarter of 2003, retail rates for natural gas were increased in response to an increase in current and projected natural gas costs. The decrease in total therms sold was a result of warmer weather during the first quarter of 2003, which was partially offset by a colder fourth quarter of 2003 as compared to 2002.

The following table presents Avista Utilities' average number of electric and natural gas customers as well as heating degree days for the years ended December 31:

	Electric Customers		Natural Gas Customers	
	2003	2002	2003	2002
Residential	283,497	279,735	261,063	254,700
Commercial	36,279	35,910	31,312	30,823
Industrial	1,414	1,420	310	315
Public street and highway lighting	422	413	-	-
Total retail	321,612	317,478	292,685	285,838
Wholesale	47	46	1	1
Transportation	-	-	84	88
Total customers	321,659	317,524	292,770	285,927
Heating degree days (1):				
Spokane, Washington				
Actual			6,351	6,818
30 year average			6,820	6,842
Medford, Oregon				
Actual			4,046	4,230
30 year average			4,592	4,611

(1) Heating degree days are the measure of the coldness of weather experienced, based on the extent to which the average of the high and low temperatures for a day falls below 65 degrees Fahrenheit (annual degree days below historic indicate warmer than average temperatures).

The following table presents Avista Utilities' resource costs for the years ended December 31 (dollars in thousands):

	2003	2002
Electric resource costs:		
Power purchased	$147,743	$115,282
Power cost amortizations, net	7,165	26,253
Fuel for generation	35,581	18,531
Other fuel costs	96,765	77,885
Other regulatory amortizations, net	(9,538)	(15,411)
Other electric resource costs	16,315	17,840
Total electric resource costs	294,031	240,380
Natural gas resource costs:		
Natural gas purchased	184,014	170,662
Natural gas cost amortizations (deferrals), net	(3,336)	42,229
Other regulatory amortizations, net	218	254
Total natural gas resource costs	180,896	213,145
Total resource costs	$474,927	$453,525

Power purchased for 2003 increased $32.5 million, or 28 percent, compared to 2002 primarily due to an increase in the price of power purchases (increased costs $31.3 million) and partially due to an increase in the volume of power purchases (increased costs $1.2 million). Average purchased power prices for 2003 were $31.30 per MWh or 27 percent higher than $24.64 per MWh for 2002 and volumes purchased increased 1 percent compared to 2002. The increase in the price of power purchases reflects increases in the price of power in the western United States and the Pacific Northwest. This appears to be partially due to lower than normal precipitation and snowpack conditions during the fourth quarter of 2002 and the first two months of 2003 and the anticipated effects on hydroelectric generation in the region. Warm and dry conditions in the Pacific Northwest during the summer of 2003 as well as the increased cost of natural gas used to generate electricity appear to have increased the price of electricity during 2003 as compared to 2002. Reduced hydroelectric availability and increased demand due to weather also appear to have affected wholesale electric prices in the western United States and the Pacific Northwest during the second half of 2003 as compared to 2002.

Net amortization of deferred power costs was $7.2 million for 2003 compared to $26.3 million for 2002. During 2003, Avista Utilities recovered (collected as revenue) $25.8 million of previously deferred power costs in Washington and $26.6 million in Idaho. During 2003, Avista Utilities deferred $22.2 million of power costs in Washington and $23.3 million in Idaho. The decrease in net amortization primarily reflects the decreased recovery of deferred power costs in Washington and an increase in the deferral of power costs in Idaho.

Fuel for generation for 2003 increased $17.1 million compared to 2002. This was primarily due to expenses associated with natural gas used as fuel for Coyote Springs 2, which was placed into operation on July 1, 2003.

Other fuel costs for 2003 increased $18.9 million compared to 2002. This was due to an increase in natural gas purchased as fuel for electric generation that was not used. This natural gas was sold with the associated revenues reflected as sales of fuel. Other fuel costs exceeded the revenues from selling the natural gas. This cost is accounted for under the ERM in Washington and the PCA in Idaho.

The expense for natural gas purchased for 2003 increased $13.4 million compared to 2002 primarily due to an increase in the cost of natural gas (increased costs $19.0 million), partially offset by a decrease in total therms purchased (decreased costs $5.6 million) consistent with a decrease in natural gas sales. During 2003, Avista Utilities had $3.3 million of net deferrals of natural gas costs compared to $42.2 million of net amortization for 2002.

2002 compared to 2001

Net income for Avista Utilities was $36.4 million for 2002 compared to $24.2 million for 2001. Avista Utilities' income from operations was $149.2 million for 2002 compared to $114.9 million for 2001. This increase was primarily due to an increase in gross margin (operating revenues less resource costs). The increase in gross margin was partially offset by an increase in administrative and general expenses, depreciation and amortization and taxes other than income taxes.

The following table presents Avista Utilities' gross margin for the years ended December 31 (dollars in thousands):

	Electric		Natural Gas		Total	
	2002	2001	2002	2001	2002	2001
Operating revenues	$584,141	$922,205	$309,823	$308,642	$893,964	$1,230,847
Resource costs	240,380	636,821	213,145	213,175	453,525	849,996
Gross margin	$343,761	$285,384	$ 96,678	$ 95,467	$440,439	$ 380,851

Avista Utilities' operating revenues decreased $336.9 million and resource costs decreased $396.5 million resulting in an increase of $59.6 million in gross margin for 2002 as compared to 2001. The general electric rate increase of 19.3 percent in Washington base retail rates effective July 1, 2002 contributed to the increase in gross margin.

The following table presents Avista Utilities' electric operating revenues and MWh sales for the years ended December 31 (dollars and MWhs in thousands):

	Electric Operating Revenues		Electric Energy MWh sales	
	2002	2001	2002	2001
Residential	$196,156	$158,847	3,203	3,219
Commercial	194,732	155,371	2,837	2,882
Industrial	68,096	80,433	1,519	1,892
Public street and highway lighting	4,683	3,790	25	25
Total retail	463,667	398,441	7,584	8,018
Wholesale	64,082	480,903	2,216	6,262
Sales of fuel	40,937	18,948	-	-
Other	15,455	23,913	-	-
Total	$584,141	$922,205	9,800	14,280

Retail electric revenues increased $65.2 million for 2002 from 2001. This increase was primarily due to the electric surcharges implemented to recover deferred power costs and the June 2002 Washington electric rate increase (increased revenues $91.7 million), partially offset by decreased use per customer and total MWhs sold (decreased revenues $26.5 million). The increase in retail electric revenues was also due to refunds to customers in January 2001 of the gain on the sale of Avista Utilities' interest in the Centralia Power Plant (Centralia) that reduced revenues for 2001. During 2001 and 2002, Avista Utilities experienced decreased loads and decreased use per customer with respect to electric retail sales. The decrease in use per customer appears to be primarily due to a response to the increase in electric rates and the resulting conservation efforts of individual customers. The decrease in use per customer also appears to reflect milder weather in 2002 and 2001 as compared to 2000. The decrease in total MWhs sold primarily related to industrial customers and appears to have reflected a general downturn in the economy of eastern Washington and northern Idaho.

Wholesale electric revenues decreased $416.8 million, or 87 percent, reflecting wholesale sales volumes that decreased 65 percent from 2001 (decreased revenues $117.0 million) and average sales prices that were 62 percent lower than in 2001 (decreased revenues $299.8 million). Average wholesale prices decreased to $28.92 per MWh for 2002 from $76.80 per MWh for 2001 reflecting decreased electric prices in the western United States. Wholesale sales volumes decreased primarily due to the expiration of several wholesale electric sales contracts, including two 100 MW index-based sales contracts that expired in July 2001.

Sales of fuel increased $22.0 million. This natural gas was not used for generation because electric wholesale market prices were generally below the cost of operating the gas-fired thermal generating units.

The following table presents Avista Utilities' natural gas operating revenues and therm sales for the years ended December 31 (dollars and therms in thousands):

	Natural Gas Operating Revenues		Natural Gas Therm Sales	
	2002	2001	2002	2001
Residential	$183,964	$179,584	199,686	198,413
Commercial	104,974	104,012	126,220	126,869
Industrial	7,127	11,130	11,243	15,523
Total retail	296,065	294,726	337,149	340,805
Wholesale	695	1,762	2,306	4,831
Transportation	9,664	8,576	174,891	180,918
Other	3,399	3,578	2,145	15,430
Total	$309,823	$308,642	516,491	541,984

Natural gas revenues increased $1.2 million for 2002 from 2001 due to a slight increase in retail and transportation revenues, partially offset by a decrease in wholesale natural gas revenues. The $1.3 million increase in retail natural gas revenues was due to an increase in average rates (increased revenues $4.5 million), partially offset by a decrease in volumes (decreased revenues $3.2 million). Retail rates were increased during 2001 to recover deferred natural gas costs. During the fourth quarter of 2002, retail rates for natural gas were reduced in response to a decrease in current and projected natural gas costs. During 2001 and 2002, Avista Utilities experienced decreased loads and decreased use per customer with respect to natural gas retail sales. The decrease in use per customer appears to be primarily due to a response to the increase in natural gas rates during 2001 and the resulting conservation efforts of individual customers. The decrease in use per customer also appears to reflect milder weather in 2002 and 2001 as compared to 2000. The decrease in total therms sold primarily related to industrial customers and appears to have reflected a general downturn in the economy of Avista Utilities' service territory.

The following table presents Avista Utilities' average number of electric and natural gas customers as well as heating degree days for the years ended December 31:

	Electric Customers		Natural Gas Customers	
	2002	2001	2002	2001
Residential	279,735	276,845	254,700	249,650
Commercial	35,910	35,454	30,823	30,355
Industrial	1,420	1,434	315	328
Public street and highway lighting	413	402	-	-
Total retail	317,478	314,135	285,838	280,333
Wholesale	46	44	1	2
Transportation	-	-	88	86
Total customers	317,524	314,179	285,927	280,421
Heating degree days (1):				
Spokane, Washington				
Actual			6,818	6,800
30 year average			6,842	6,842
Medford, Oregon				
Actual			4,230	4,143
30 year average			4,611	4,611

(1) Heating degree days are the measure of the coldness of weather experienced, based on the extent to which the average of the high and low temperatures for a day falls below 65 degrees Fahrenheit (annual degree days below historic indicate warmer than average temperatures).

The following table presents Avista Utilities' resource costs for the years ended December 31 (dollars in thousands):

	2002	2001
Electric resource costs:		
Power purchased	$115,282	$708,321
Power cost amortizations (deferrals), net	26,253	(202,794)
Fuel for generation	18,531	81,949
Other fuel costs	77,885	43,269
Other regulatory amortizations, net	(15,411)	(19,494)
Other electric resource costs	17,840	25,570
Total electric resource costs	240,380	636,821
Natural gas resource costs:		
Natural gas purchased	170,662	220,692
Natural gas cost amortizations (deferrals), net	42,229	(7,745)
Other regulatory amortizations, net	254	228
Total natural gas resource costs	213,145	213,175
Total resource costs	$453,525	$849,996

Power purchased for 2002 decreased $593.0 million, or 84 percent, compared to 2001 due to the decreased volume (decreased costs $110.0 million) and price (decreased costs $483.0 million) of power purchases. Average purchased power prices for 2002 were $24.64 per MWh or 68 percent lower than $77.40 per MWh for 2001 and volumes purchased decreased 49 percent compared to 2001. The decrease in the volume of purchased power was primarily the result of decreases in the volume of wholesale electric sales and increased hydroelectric resource availability to meet retail demand.

Net amortization of deferred power costs was $26.3 million in 2002 compared to net deferrals of $202.8 million in 2001. During 2002, Avista Utilities recovered (collected as revenue) $38.6 million of previously deferred power costs in Washington and $24.7 million in Idaho. During 2002, Avista Utilities deferred $22.4 million of power costs in Washington and $13.5 million in Idaho. During 2002, $27.7 million of a deferred credit was offset against the Idaho share of deferred power costs. The deferred credit related to funds received in December 1998 in which the Company assigned and transferred certain rights under a long-term power sales contract with Portland General Electric Corporation (PGE) to a funding trust.

The cost of fuel for generation for 2002 decreased $63.4 million from 2001 primarily due to a decrease in thermal generation as well as a decrease in the average cost of natural gas used for generation. Thermal generation decreased 43 percent primarily due to increased hydroelectric generation and wholesale market prices that were generally below the cost of operating the thermal generating units.

Other fuel costs for 2002 increased $34.6 million compared to 2001. This was due to an increase in natural gas purchased as fuel for electric generation that was not used. This excess natural gas was sold with the associated revenues reflected as sales of fuel. Other fuel costs exceeded the revenues from selling the excess natural gas. This excess cost is accounted for under the ERM in Washington and the PCA in Idaho.

The expense for natural gas purchased for 2002 decreased $50.0 million compared to 2001 primarily due to the decreased average cost of natural gas (decreased costs $48.1 million) and partially due to a decrease in total therms purchased (decreased costs $1.9 million). During 2002, Avista Utilities had $42.2 million of net amortization of deferred natural gas costs compared to net deferrals of $7.7 million in 2001.

Developments with Coyote Springs 2

In January 2004, Avista Utilities determined there was a problem with the transformer at Coyote Springs 2. The plant was taken off-line and the transformer has been returned to the manufacturer for repairs covered by warranty. Avista Utilities expects that the transformer will be returned to Coyote Springs 2 by June 30, 2004. Based on current forward power price curves and assuming that the transformer is returned when expected, Avista Utilities does not expect that the absence of Coyote Springs 2 will have a material effect on its results of operations for 2004. If Coyote Springs is not placed back into operation by August 2004, it could have an effect on the Company's results of operations for 2004 depending on the level of wholesale market prices. Changes in power supply costs, including thermal generation and wholesale power purchases, are addressed through the ERM and PCA mechanism. The Company has ordered a backup transformer for Coyote Springs 2 that is scheduled for delivery in November 2004.

Energy Marketing and Resource Management

Energy Marketing and Resource Management includes the results of Avista Energy and Avista Power.

Avista Energy's earnings are primarily derived from the following activities:

- Marketing and managing the output and availability of combustion turbines and hydroelectric assets owned by other entities.
- Capturing price differences between commodities (spark spread) by converting natural gas into electricity through the power generation process.
- Purchasing and storing natural gas for later sales to seek gains from seasonal price variations and demand peaks.
- Transmitting electricity and transporting natural gas between locations, including moving energy from lower priced/demand regions to higher priced/demand markets and hub locations within the WECC.
- Taking speculative positions on future price movements within established risk management policies.

Volatility and liquidity conditions in the wholesale energy markets affect Avista Energy's earnings. Volatility in wholesale energy markets refers to the size and frequency of price movements. Liquidity represents the volume of activity in the wholesale energy markets during a given period of time and may affect the ability to conduct transactions in the wholesale market. Increases in the volatility in wholesale energy markets generally increase Avista Energy's potential earnings or losses while decreases in the volatility generally decrease Avista Energy's potential earnings or losses. Decreases in liquidity in the wholesale energy markets tend to decrease Avista Energy's earnings.

Avista Energy trades electricity and natural gas, along with derivative commodity instruments including futures, options, swaps and other contractual arrangements. Most transactions are conducted on an "over-the-counter" basis, there being no central clearing mechanism (except in the case of specific instruments traded on the commodity exchanges). Avista Energy's trading operations are affected by, among other things, volatility of prices within the electric energy and natural gas markets, the demand for and availability of energy, changing regulation of the electric and natural gas industries, the creditworthiness of counterparties and variations in liquidity in energy markets. See "Business Risk" for further information.

Avista Energy reports the net margin on derivative commodity instruments held for trading as operating revenues. Revenues from contracts, which are not accounted for as derivatives under SFAS No. 133 and derivative commodity instruments not held for trading, are reported on a gross basis in operating revenues. Costs from contracts, which are not accounted for as derivatives under SFAS No. 133 and derivative commodity instruments not held for trading, are reported on a gross basis in resource costs.

The following table presents Avista Energy's realized gains and unrealized losses for the years ended December 31 (dollars in thousands):

	2003	2002	2001
Realized gains	$82,317	$141,610	$164,504
Unrealized losses	(22,128)	(87,403)	(30,238)
Total gross margin (operating revenues less resource costs)	$60,189	$ 54,207	$134,266

2003 compared to 2002

Energy Marketing and Resource Management's net income before cumulative effect of accounting change was $20.7 million for 2003, compared to net income of $22.4 million for 2002. This decrease was primarily due to a $3.2 million (net of tax) impairment charge recorded by Avista Power, partially offset by an increase in gross margin for Avista Energy. Operating revenues increased $84.5 million and resource costs increased $78.5 million for 2003 as compared to 2002 resulting in an increase in gross margin of $6.0 million.

Avista Energy's gross margin (operating revenues less resource costs) was $60.2 million for 2003 compared to $54.2 million for 2002. The increase in gross margin was partially due to the transition to SFAS No. 133, which resulted in certain contracts with net estimated unrecognized losses of $7.3 million for 2003 not being accounted for at market value. These losses are recognized as the contracts are settled or realized. These contracts that are not accounted for at market value are economically hedged by certain other contracts with unrealized gains for 2003 that are considered derivatives under SFAS No. 133, and as such are recorded at market value with a positive impact on gross margin. The positive effects of the transition to SFAS No. 133 will be reversed in future periods as market values change or the contracts are settled and realized. During September 2003, Avista Energy implemented hedge accounting for certain transactions. This should partially mitigate the effects from the transition to SFAS No. 133 and reduce the volatility of reporting earnings on a prospective basis. Avista Energy's settlement of various positions with Enron affiliates and the resulting release by Avista Energy of amounts, which had been reserved against such positions, also had a positive effect of $8.4 million on gross margin for 2003.

Realized gains decreased to $82.3 million for 2003 from $141.6 million for 2002. Realized gains represent the net gain on contracts that have settled. The decrease in realized gains was primarily due to a decrease in the gains on physical electric and natural gas transactions partially offset by the settlement with Enron affiliates, increased gains on settled financial transactions and gains on the change in natural gas inventory valuations. Realized gains for 2002 also reflect gains from the settlement of transactions that were initiated during the period of high wholesale market prices and volatility during 2000 and 2001. The total mark-to-market adjustment for Energy Marketing and Resource Management was an unrealized loss of $22.1 million for 2003 compared to an unrealized loss of $87.4 million for 2002. The change in the unrealized loss was primarily due to the settlement of contracts with significant realized gains during 2002 and the transition to SFAS No. 133 described above. During 2003, the change in the total unrealized gain attributable to market prices and other market changes was $63.2 million, an increase from $49.7 million in 2002.

Energy Marketing and Resource Management's total assets decreased $336.4 million from December 31, 2002 to December 31, 2003 primarily due to a decrease in energy commodity assets and the transfer of Coyote Springs 2 from Avista Power to Avista Corp. in January 2003. The decrease in energy commodity assets primarily reflects the settlement of contracts during the period.

2002 compared to 2001

Energy Marketing and Resource Management's net income was $22.4 million for 2002, compared to $63.2 million for 2001. The primary reason for the decrease in net income was a decrease in gross margin to $54.2 million for 2002 compared to $134.3 million for 2001.

Realized gains decreased to $141.6 million for 2002 from $164.5 million for 2001. The decrease was primarily due to a decrease in the underlying commodity values that settled and a decrease in the volume of transactions. The decrease in the volume of transactions was primarily due to reduced liquidity in wholesale markets, fewer creditworthy counterparties participating in the wholesale markets and a decrease in the volatility of prices in the wholesale markets. The total mark-to-market adjustment for Energy Marketing and Resource Management was an unrealized loss of $87.4 million for 2002 compared to an unrealized loss of $30.2 million for 2001. The increase in the unrealized loss was primarily due to the settlement of contracts, the realization of previously unrealized gains and decreased volatility in the wholesale energy markets. During 2002, the change in the total unrealized gain attributable to market prices and other market changes was $49.7 million, a decrease from $120.6 million in 2001.

Administrative and general expenses decreased $11.7 million, or 35 percent, from 2001 primarily due to reduced incentive compensation expense based on lower earnings in 2002. Reduced professional fees also contributed to the decrease in administrative and general expenses. Professional fees were high during 2001 due to expenses associated with the California energy crisis and a CFTC investigation that was resolved in 2001 related to certain trades in 1998.

Energy Marketing and Resource Management's total assets decreased $156.6 million from December 31, 2001 to December 31, 2002 primarily due to a decrease in total current and non-current energy commodity assets. This decrease in commodity assets reflects the settlement of contracts and a decrease in commodity prices during 2002.

Energy trading activities and positions

The following table summarizes information with respect to Avista Energy's trading activities during 2003 (dollars in thousands):

	Electric Assets net of Liabilities	Natural Gas Assets net of Liabilities	Total Unrealized Gain (Loss)
Fair value of contracts as of December 31, 2002	$60,081	$34,720	$94,801
Less contracts settled during 2003 (1)	(57,478)	(24,839)	(82,317)
Cumulative effect of accounting change (2)	(357)	(1,473)	(1,830)
Fair value of new contracts when entered into during 2003 (3)	-	-	-
Change in fair value due to changes in valuation techniques (4)	(388)	176	(212)
Change in fair value attributable to market prices and other market changes	61,715	1,505	63,220
Fair value of contracts as of December 31, 2003	$63,573	$10,089	$73,662

(1) Contracts settled during 2003 include those contracts that were open in 2002 but settled during 2003 as well as new contracts entered into and settled during 2003. Amount represents realized gains associated with these settled transactions.

(2) Represents the adjustment for the transition to SFAS No. 133 for contracts not meeting the definition of a derivative. Effective January 1, 2003, contracts that were entered into on or prior to October 25, 2002 and not meeting the definition of a derivative are accounted for on an accrual basis. Contracts not meeting the definition of a derivative include Avista Energy's Agency Agreement with Avista Utilities, natural gas storage contracts, tolling agreements and natural gas transportation agreements.

(3) Avista Energy has not entered into any origination transactions during 2003 in which dealer profit or mark-to-market gain or loss was recorded at inception.

(4) During 2003, Avista Energy revised the methodology for a liquidity valuation adjustment.

The following table discloses summarized information with respect to valuation techniques and contractual maturities of Avista Energy's energy commodity contracts outstanding as of December 31, 2003 (dollars in thousands):

	Less than one year	Greater than one and less than three years	Greater than three and less than five years	Greater than five years	Total
Electric assets (liabilities), net					
Prices from other external sources (1)	$24,100	$23,926	$ -	$ -	$48,026
Fair value based on valuation models (2)	(1,750)	12,249	11,899	(6,851)	15,547
Total electric assets (liabilities), net	$22,350	$36,175	$11,899	$(6,851)	$63,573
Natural gas assets (liabilities), net					
Prices from other external sources (1)	$1,163	$6,663	$ -	$ -	$ 7,826
Fair value based on valuation models (3)	521	(101)	1,329	514	2,263
Total natural gas assets (liabilities), net	$1,684	$6,562	$1,329	$514	$10,089

(1) Fair value is determined based upon actively traded, "over-the-counter" market quotes received from third party brokers. For electric assets and liabilities, these market quotes are generally available through two years. For natural gas assets and liabilities, these market quotes are generally available through three years.

(2) Represents contracts for delivery at basis locations not actively traded in the "over-the-counter" markets. In addition, this includes all contracts with a delivery period greater than two years, for which active quotes are not available. These internally developed market curves are determined using a production cost model with inputs for assumptions related to power prices (including, without limitation, natural gas prices, generation on-line, transmission constraints, future demand and weather). Avista Energy performs frequent stress tests on the valuation of the portfolio. While consistent valuation methodologies and updates to the assumptions are used to capture current market information, changes in these methodologies or underlying assumptions could result in significantly different fair values and income recognition. These same pricing techniques and stress tests are used to evaluate a contract prior to taking a position.

(3) Represents contracts for delivery at basis locations not actively traded in the "over-the-counter" markets. In addition, this includes all contracts with a delivery period greater than three years, for which active quotes are not available. These internally developed market curves are based upon published New York Mercantile Exchange prices through seven years, as well as basis spreads using historical and broker estimates. After

seven years, an escalation is used to estimate the valuation.

Avista Power

In 2003, the Company recorded an impairment charge related to a turbine owned by Avista Power. This resulted in a charge of $4.9 million for 2003 included in operations and maintenance expense.

Avista Power is a 49 percent owner of the Lancaster Project, which commenced commercial operation in September 2001. The Goldman Sachs Group, Inc. acquired Cogentrix Energy, Inc., which owns 51 percent of the Lancaster Project, in December 2003. All of the output from the Lancaster Project is contracted to Avista Energy through 2026.

Avista Power and its co-owner, Mirant Oregon LLC (Mirant Oregon), which is an affiliate of Mirant Americas Development, Inc., substantially completed the construction of Coyote Springs 2 during 2002. In January 2003, Avista Power's 50 percent ownership interest in Coyote Springs 2 was transferred to Avista Corp. for inclusion in Avista Utilities' power generation resource portfolio.

Avista Advantage

2003 compared to 2002

Avista Advantage's net loss was $1.3 million for 2003 compared to $4.3 million for 2002. Operating revenues for Avista Advantage increased $2.9 million and operating expenses decreased $2.1 million, as compared to 2002. The increase in operating revenues was primarily due to the expansion of Avista Advantage's customer base. Avista Advantage had a 12 percent increase in the number of billed sites as of December 31, 2003 as compared to December 31, 2002. The decrease in operating expenses reflects improved efficiencies, a reduction in the number of employees and a focus on reducing operating expenses. Total costs per account were reduced by 26 percent for 2003 as compared to 2002.

2002 compared to 2001

Avista Advantage's net loss was $4.3 million for 2002 compared to $10.7 million for 2001. Operating revenues for Avista Advantage increased $3.8 million and operating expenses decreased $5.0 million, for 2002 as compared to 2001. The increase in operating revenues was primarily due to the expansion of Avista Advantage's customer base. Avista Advantage had a 23 percent increase in the number of billed sites as of December 31, 2002 as compared to December 31, 2001. The decrease in operating expenses reflects improved efficiencies, a reduction in the number of employees and a focus on reducing operating expenses. Certain non-recurring items in both periods also contributed to the decrease in operating expenses.

Other

The Other business segment includes Avista Ventures (including AM&D), Pentzer, Avista Development and certain other operations of Avista Capital.

2003 compared to 2002

The net loss from this business segment was $4.9 million for 2003, compared to a net loss before the cumulative effect of accounting change of $12.4 million for 2002. The decrease in the net loss was primarily due to an increase in income from operations. Operating revenues from this business segment decreased $1.1 million and operating expenses decreased $12.1 million, respectively, for 2003 as compared to 2002. The increase in income from operations was primarily due to a decrease in litigation costs and settlements. The loss from AM&D decreased to $2.3 million for 2003 from $5.1 million for 2002. The improvement in income from operations was partially offset by an increase in losses on certain other investments of Avista Ventures not related to AM&D.

2002 compared to 2001

The net loss before the cumulative effect of accounting change from this business segment was $12.4 million for 2002, compared to a net loss of $8.4 million for 2001. The increase in the net loss was primarily due to a decrease in income from operations and partially due to an increase in interest expense as well as a reduction in gains on the disposition of assets. Operating revenues from this business segment decreased $1.7 million and operating expenses increased $2.7 million, respectively, for 2002 as compared to 2001. The decrease in income from operations was primarily due to an increase in litigation costs and settlements as well as an increase in the loss from AM&D, from $4.5 million in 2001 to $5.1 million in 2002.

Discontinued Operations

In July and September 2003, Avista Corp. announced total investments of $12.2 million by private equity investors in a new entity, AVLB, Inc., which acquired the assets previously held by Avista Corp.'s fuel cell manufacturing and development subsidiary, Avista Labs. As such, these operations are reported as a discontinued operation. As of December 31, 2003, Avista Corp. had an ownership interest of approximately 17.5 percent in AVLB, Inc., with the opportunity but no further obligation to fund or invest in this business.

In September 2001, Avista Corp. decided that it would dispose of substantially all of the assets of Avista Communications, Inc. (Avista Communications). The divestiture of operating assets was complete by the end of 2002. The operations of Avista Communications are included as part of discontinued operations during 2001 and 2002.

The decrease in the loss from discontinued operations from $6.7 million in 2002 to $4.9 million in 2003 was primarily due to the fact that only six months of operations for Avista Labs are included in 2003 and partially due to $1.1 million of net income for Avista Communications in 2002. The significant loss for 2001 was due to asset impairment charges of $58.4 million recorded during the third quarter of 2001 for Avista Communications.

Transactions with Mirant Corporation

In July 2003, Mirant Corporation and substantially all its subsidiaries in the United States filed for bankruptcy protection under chapter 11 of the bankruptcy code for protection from creditors. The Company does not expect the bankruptcy filing by Mirant Corporation, which did not include Mirant Oregon, the owner of 50 percent of Coyote Springs 2, to have any material effect on the joint ownership and operation of the plant. Avista Corp. and Mirant Oregon are both current with respect to their obligations to share equally in the costs of the plant. Avista Corp. and Mirant Oregon are sharing equally in the costs of operation and rights to the output from Coyote Springs 2. Each owner is separately responsible for arranging for the purchase and delivery of natural gas in order to fuel its respective interest in the plant. Each owner is also separately responsible for the sale and delivery of electric energy generated with respect to its interest in the plant. While physical limitations prevent the operation of the plant at less than approximately seventy percent of its base load capacity, the joint operating agreement provides mechanisms to allow a single owner to dispatch and direct the operation of more than its interest in the plant in order to achieve operation at or above the plant's minimum dispatch level in the event that the other owner is unable or unwilling to dispatch its portion of the plant. Additionally, provisions in the joint operating agreement provide that if either party fails to fund its portion of the operating costs or otherwise meet its obligations under the joint operating agreement, that the non-defaulting owner may elect a variety of remedies. Such remedies include the right, after notice and a cure period, (i) to convert a payment default into an adjustment of the ownership interests in the plant, resulting in a reduction of the defaulting owner's interest and a corresponding increase in the non-defaulting owner's interest, (ii) to declare a default and pursue recovery of unpaid amounts or other equitable remedies against the defaulting party, (iii) to exercise a purchase option to acquire the defaulting owner's interest in the plant, or (iv) to trigger a retirement of the plant. The Company will continue to assess the ability of Mirant Oregon to perform its obligations under the joint operating agreement and the need to exercise remedies in the event the impact of the Mirant Corporation bankruptcy prevents Mirant Oregon from performing its obligations with respect to Coyote Springs 2.

Both Avista Corp. and Avista Energy had energy contracts with a subsidiary of Mirant Corporation that was included in the bankruptcy filing, Mirant Americas Energy Marketing (MAEM). The bankruptcy filing did not represent an event of default or trigger the termination of Avista Corp.'s natural gas swap contract with MAEM. As of the bankruptcy filing date, Avista Corp. was in a liability position with respect to this contract and does not expect the filing to have any material adverse effect on its financial condition or results of operations. The bankruptcy filing constituted an event of default under contracts between Avista Energy and MAEM. As a result, Avista Energy terminated all of its contracts and suspended trading activities with MAEM. Avista Energy's contracts with MAEM provide that, upon termination, the net settlement of accounts receivable and accounts payable will be netted and offset against the net mark-to-market value of the terminated forward contracts. A settlement on the terminated positions was reached and approved by the U.S. Bankruptcy Court in December 2003. While the settlement amount is protected under confidentiality, it did not have a material effect on Avista Energy's results of operations or financial condition.

New Accounting Standards

See "Note 2 of the Notes to Consolidated Financial Statements."

Critical Accounting Policies and Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements. Changes in these estimates and assumptions are considered reasonably possible and may have a material effect on the consolidated financial statements and thus actual results could differ from the amounts reported and disclosed herein. The following accounting policies represent those that the Company's management believes are particularly important to the consolidated financial statements that require the use of estimates and assumptions:

Avista Utilities Operating Revenues
Operating revenues for Avista Utilities related to the sale of energy are generally recorded when service is rendered or energy is delivered to customers. The determination of the energy sales to individual customers is based on the reading of their meters, which occurs on a systematic basis throughout the month. At the end of each month, the amount of energy delivered to customers since the date of the last meter reading is estimated and the corresponding unbilled revenue is estimated and recorded. The estimate of unbilled revenue is based on the number of customers, current rates, meter reading dates, weather (degree days), as well as actual throughput for natural gas. Any difference between actual and estimated revenue is automatically corrected in the following month when the actual meter reading and customer billing is made.

Regulatory Accounting
The Company prepares its consolidated financial statements in accordance with the provisions of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." SFAS No. 71 requires the Company to reflect the impact of regulatory decisions in its financial statements. SFAS No. 71 requires that certain costs and/or obligations (such as incurred power and natural gas costs not currently recovered through rates, but expected to be recovered in the future) are reflected as deferred charges on the balance sheet. These costs and/or obligations are not reflected in the statement of income until the period during which matching revenues are recognized. The Company has mechanisms in place in each regulatory jurisdiction, which provide for the recovery of its regulatory assets through future rates. However, these regulatory assets are subject to review for prudence and recoverability and as such certain deferred costs may be disallowed by the respective regulatory agencies. If at some point in the future the Company determines that it no longer meets the criteria for continued application of SFAS No. 71 with respect to all or a portion of the Company's regulated operations, the Company could be required to write off its regulatory assets. The Company could also be precluded from the future deferral of costs not recovered through rates at the time such costs were incurred, even if the Company expects to recover such costs in the future.

Avista Utilities Energy Commodity Derivative Assets and Liabilities
Avista Utilities enters into forward contracts to purchase or sell energy. Under these forward contracts, Avista Utilities commits to purchase or sell a specified amount of energy at a specified time, or during a specified period, in the future. Certain of these forward contracts are considered derivative instruments. Avista Utilities also records derivative commodity assets and liabilities for over-the-counter and exchange-traded derivative instruments as well as certain long-term contracts. These contracts are entered into as part of Avista Utilities' management of its loads and resources. In conjunction with the issuance of SFAS No. 133, the WUTC and the IPUC issued accounting orders authorizing Avista Utilities to offset any derivative assets or liabilities with a regulatory asset or liability. This accounting treatment is intended to defer the recognition of mark-to-market gains and losses on energy commodity transactions until the period of settlement. The order provides for Avista Utilities to not recognize the unrealized gain or loss on utility derivative commodity instruments in the Consolidated Statements of Income. Realized gains or losses are recognized in the period of settlement subject to current or future recovery in retail rates. Realized gains and losses are reflected as adjustments through purchased gas cost adjustments, the ERM and the PCA mechanism. Quoted market prices and forward price curves are used to estimate the fair value of Avista Utilities derivative commodity instruments.

Avista Energy Revenues and Trading Activities
Avista Energy's derivative commodity instruments accounted for under SFAS No. 133 are marked to estimated fair market value on a daily basis (mark-to-market accounting), which causes earnings variability. Changes in the market value of outstanding electric, natural gas and related derivative commodity instruments are recognized as unrealized gains or losses in the period of change. Market prices are utilized in determining the value of electric, natural gas

and related derivative commodity instruments. For electric commodity instruments, these market prices are generally available through two years. For natural gas commodity instruments, these market prices are generally available through three years. For longer-term positions and certain short-term positions for which market prices are not available, models are used to estimate market values. These models incorporate a variety of estimates and assumptions, the ultimate outcomes of which are beyond Avista Energy's control including, among others, estimates and assumptions as to demand growth, fuel price escalation, availability of existing generation and costs of new generation. Actual experience can vary significantly from these estimates and assumptions.

Avista Energy implemented hedge accounting in accordance with SFAS No. 133 during the third quarter of 2003. Specific natural gas and electric trading derivative contracts have been designated as hedging instruments in cash flow hedging relationships. The hedge strategies represent cash flow hedges of the variable price risk associated with expected purchases of natural gas and sales of electricity. These designated hedging instruments represent hedges of variable price exposures generated from certain contracts, which do not qualify as derivatives under SFAS No. 133. For all derivatives designated as cash flow hedges, Avista Energy documents the relationship between the hedging instrument and the hedged item (forecasted purchases and sales of power and natural gas), as well as the risk management objective and strategy for using the hedging instrument. Avista Energy assesses whether a change in the value of the designated derivative is highly effective in achieving offsetting cash flows attributable to the hedged item, both at the inception of the hedge and on an ongoing basis. Any changes in the fair value of the designated derivative that are effective are recorded in accumulated other comprehensive income or loss, while changes in fair value that are not effective are recognized currently in earnings as operating revenues. Amounts recorded in accumulated other comprehensive income or loss are recognized in earnings during the period that the hedged items are recognized in earnings.

Pension Plans and Other Postretirement Benefit Plans

The Company has a defined benefit pension plan covering substantially all of its regular full-time employees. Employees of Avista Energy also participate in this plan. Individual benefits under this plan are based upon years of service and the employee's average compensation as specified in the plan. The Company's funding policy is to contribute amounts that are not less than the minimum amounts required to be funded under the Employee Retirement Income Security Act, nor more than the maximum amounts that are currently deductible for income tax purposes. The Company made $12 million in cash contributions to the pension plan in each of 2003 and 2002. The Company expects to contribute approximately $15 million to the pension plan in 2004. Pension fund assets are invested primarily in marketable debt and equity securities. As of December 31, 2003, the Company's pension plan had assets with a fair value that was less than the present value of the accumulated benefit obligation under the plan. In 2003, the pension plan funding deficit was reduced as compared to the end of 2002 and as such the Company reduced the additional minimum liability for the unfunded accumulated benefit obligation by $15.5 million and the intangible asset by $0.6 million (representing the amount of unrecognized prior service cost) related to the pension plan. This resulted in an increase to other comprehensive income of $9.7 million, net of taxes, for 2003. In 2002, the Company recorded an additional minimum liability for the unfunded accumulated benefit obligation of $33.4 million and an intangible asset of $6.4 million (representing the amount of unrecognized prior service cost) related to the pension plan. This resulted in a charge to other comprehensive income of $17.6 million, net of taxes, for 2002.

The Company's pension costs (including the Supplemental Executive Retirement Plan (SERP)) were $16.1 million, $10.3 million and $4.8 million for 2003, 2002 and 2001, respectively. Of these pension costs, approximately 70 percent are expensed and approximately 30 percent are capitalized. The Company's costs for the pension plan are determined in part by actuarial formulas and are dependent upon numerous factors resulting from actual plan experience and assumptions of future experience. Pension costs are affected by actual employee demographics (including age, compensation and the length of service by employees), the amount of cash contributions the Company makes to the pension plan and the return on pension plan assets. Changes made to the provisions of the pension plan may also impact current and future pension costs. Pension plan costs may also be significantly affected by changes in key actuarial assumptions, including the expected return on pension plan assets, the discount rate used in determining the projected benefit obligation and pension costs as well as the assumed rate of increase in employee compensation. The change in pension plan obligations associated with these factors may not be immediately recognized as pension costs in the Consolidated Statement of Income, but generally are recognized in future years over the remaining average service period of pension plan participants. As such, costs recorded in any period may not reflect the actual level of cash benefits provided to pension plan participants.

The Company has not made any changes to pension plan provisions in 2003, 2002 and 2001 that have had any significant effect on recorded pension plan amounts. The Company has revised the key assumption of the discount rate in 2003 as compared to 2002 and 2001. Such change had an effect on reported pension costs in 2003 and may have an impact on future years given the cost recognition approach described above. However, in determining pension obligation and costs amounts, assumptions can change from period to period, and such changes could result in material changes to future pension costs and funding requirements.

The following chart reflects the sensitivities associated with a change in certain actuarial assumptions by the indicated percentage (dollars in thousands):

Actuarial Assumption	Change in Assumption	Impact on Projected Benefit Obligation	Impact on Pension Liability	Impact on Pension Cost
Expected long-term return on plan assets	-0.5%	$ -	$ -*	$679
Expected long-term return on plan assets	+0.5%	-	-*	(679)
Discount rate	-0.5%	19,645	11,996	1,806
Discount rate	+0.5%	(17,573)	(12,735)	(1,640)

* As the Company has already recorded an additional minimum liability for the unfunded accumulated benefit obligation, changes in the expected return on plan assets would not have an impact on the total pension liability.

In selecting a discount rate, the Company considers yield rates for highly rated corporate bond portfolios with maturities similar to that of the expected term of pension benefits. The Company reduced the discount rate in 2003 from 6.75 percent to 6.25 percent.

In selecting an assumed long-term rate of return on plan assets, the Company considered past performance and economic forecasts for the types of investments held by the plan. The assumed long-term rate of return was 8 percent in both 2003 and 2002. For 2003, the actual return on plan assets was a gain of $33.1 million. The actual return on plan assets was a loss of $16.7 million and $9.3 million in 2002 and 2001, respectively.

The Company also has a SERP that provides additional pension benefits to executive officers of the Company. The SERP is intended to provide benefits to executive officers whose benefits under the pension plan are reduced due to the application of Section 415 of the Internal Revenue Code of 1986 and the deferral of salary under deferred compensation plans. The Company recorded an additional minimum liability for the unfunded accumulated benefit obligation of $0.3 million, $0.7 million and $1.1 million related to the SERP in 2003, 2002 and 2001, respectively. This resulted in a charge to other comprehensive income of $0.2 million, $0.5 million and $0.7 million, net of taxes, for 2003, 2002 and 2001, respectively.

The Company provides certain health care and life insurance benefits for substantially all of its retired employees. The Company accrues the estimated cost of postretirement benefit obligations during the years that employees provide services. Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement plans. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation as of December 31, 2003 by $3.0 million and the service and interest cost by $0.2 million. A one-percentage-point decrease in the assumed health care cost trend rate for each year would decrease the accumulated postretirement benefit obligation as of December 31, 2003 by $2.6 million and the service and interest cost by $0.2 million.

Contingencies

The Company has multiple unresolved regulatory, legal and tax issues for which there is inherent uncertainty with respect to the ultimate outcome of the respective matter. The Company accounts for contingencies in accordance with SFAS No. 5, "Accounting for Contingencies" as well as other accounting guidance specific to a particular issue. In accordance with SFAS No. 5, a loss contingency is accrued if the likelihood of loss or asset impairment is probable and the amount of the loss or impairment can be reasonably estimated. The Company also discloses losses that do not meet these conditions, if it there is a reasonable possibility that a loss may be incurred.

For all material contingencies, the Company has made a judgment with respect to the likelihood of the loss occurring and an estimate of the amount of loss, and, if the loss recognition criteria have been met, liabilities have been accrued or assets have been written down. However, the ultimate outcome of each contingent matter could vary significantly from the amount estimated and no assurance can be given with respect to the ultimate outcome of any particular contingency.

Liquidity and Capital Resources

Review of Cash Flow Statement

Continuing Operating Activities Net cash provided by continuing operating activities was $122.6 million for 2003 compared to $326.9 million for 2002. The primary reason for the decrease in net cash provided by continuing operating activities was a decrease in cash provided by working capital components, a change in power and natural gas cost amortizations and deferrals and a change in energy commodity assets and liabilities. Power and natural gas cost amortizations, net of deferrals, were $3.8 million for 2003 compared to $68.5 million for 2002. This was primarily due to reduced amortization (and a corresponding decrease in cash revenues received from customers) of deferred natural gas costs, increased deferral of power and natural gas costs due to increasing prices and reduced hydroelectric generation in 2003 and the reduced amortization (as a greater percentage of electric rate increases have been allocated to a general rate increase) of deferred power costs in Washington. The amortization of deferred power and natural gas costs is substantially matched by an increase in cash revenues collected from customers. The deferral of power and natural gas costs is substantially matched by an increase in cash resource costs paid for power and natural gas costs. Net cash used in working capital components was $43.0 million for 2003, compared to net cash provided of $99.1 million for 2002. The net cash used in 2003 primarily reflects a net decrease in accounts payable. The net cash provided for 2002 primarily reflects an increase in deposits from counterparties. Significant changes in non-cash items also included a $65.3 million change in energy commodity assets and liabilities, representing the change from an unrealized loss of $87.4 million on energy trading activities for Avista Energy for 2002 to an unrealized loss of $22.1 million for 2003. This decrease reflects a decrease in realized gains and cash receipts on settled trading transactions at Avista Energy. The $68.7 million change in the provision for deferred income taxes was partially due to changes in deferred power and natural gas cost amortizations and the unrealized loss on energy trading activities described above. The purchases of securities held for trading of $18.9 million represents the investment of cash held at Avista Energy in short-term instruments.

Continuing Investing Activities Net cash used in continuing investing activities was $109.8 million for 2003, an increase compared to $47.8 million for 2002. The increase was primarily due to an increase in utility property construction expenditures and a decrease in payments received on notes receivable, partially offset by a decrease in other capital expenditures (non-utility capital expenditures). Other capital expenditures for 2002 primarily related to Coyote Springs 2, which was included in the Energy Marketing and Resource Management segment. Utility property construction expenditures were unusually low during 2002 due to liquidity constraints.

Continuing Financing Activities Net cash used in continuing financing activities was $54.5 million for 2003 compared to $284.7 million for 2002. During 2003, short-term borrowings increased $50.5 million, the Company repurchased $52.5 million of long-term debt scheduled to mature in future years, and $72.4 million of long-term debt matured. In September 2003, the Company issued $45.0 million (net proceeds of $44.8 million) of 6.125 percent First Mortgage Bonds due in 2013. The increase in short-term borrowings primarily reflects an increase in the amount of debt outstanding under Avista Corp.'s line of credit. The increase in the amount of short-term borrowings reflects decreased cash flows from operations and increased funding needed for capital expenditures, maturing long-term debt and discretionary repurchases of long-term debt scheduled to mature in future years.

During 2002, the Company repurchased $203.6 million of long-term debt and short-term borrowings decreased $45.1 million. The decrease in short-term borrowings in 2002 reflected a decrease in the amount outstanding under Avista Corp.'s line of credit as well as the repayment of a short-term note at Avista Capital. The overall decrease in borrowings during 2002 reflected increased cash flows from operations primarily related to the recovery of deferred power and natural gas costs as well as a general rate increase for Washington electric customers that was partially used to repurchase long-term debt. Cash dividends from Avista Energy were also a significant source of funds used by Avista Corp. to repurchase long-term debt during 2002.

Overall Liquidity

The Company's consolidated operating cash flows are primarily derived from the operations of Avista Utilities and Avista Energy. The primary source of operating cash flows for Avista Utilities is revenues (including the recovery of previously deferred power and natural gas costs) from sales of electricity and natural gas. Significant uses of cash flows from operations include the purchase of electricity and natural gas, other operating expenses, taxes and interest. The primary source and use of operating cash flows for Avista Energy is revenues and costs from realized energy commodity transactions. Significant operating cash outflows for Avista Energy also include other operating expenses and taxes.

Over time, operating cash flows do not always fully support the capital expenditure needs of Avista Utilities. As such, from time to time, the Company may need to access capital markets in order to fund these needs as well as fund maturing debt. See further discussion at "Capital Resources."

During 2002 and 2003, the Company's overall liquidity improved compared to 2001. The general electric rate case order issued by the WUTC in June 2002 is allowing the Company to continue to improve its liquidity. The general electric rate case order provided for the restructuring and continuation of previously approved rate increases totaling 31.2 percent. In 2003, the Company received a general rate increase of $6.3 million in Oregon. Additionally, the Company has a PCA surcharge of 19.4 percent in place in Idaho and has filed for general rate increases for both electric and natural gas customers in Idaho. See further details in the section "Avista Utilities - Regulatory Matters."

The Company designs operating budgets to control operating costs and capital expenditures. In addition to operating expenses, the Company has continuing commitments for capital expenditures for construction, improvement and maintenance of facilities. In 2001, the Company incurred substantial levels of indebtedness, both short and long-term, to finance these requirements and to otherwise maintain adequate levels of working capital. As a result of improved operating cash flow, during 2002 and 2003, the Company repurchased $256.1 million of long-term debt.

If Avista Utilities' power and natural gas costs were to significantly exceed the levels currently recovered from retail customers, its cash flows would be negatively affected. Factors that could cause purchased power costs to exceed the levels currently recovered from customers include, but are not limited to, higher prices in wholesale markets combined with an increased need to purchase power in the wholesale markets. Current FERC imposed price caps limit wholesale market prices to $250 per MWh. Factors beyond the Company's control that could result in an increased need to purchase power in the wholesale markets include, but are not limited to, increases in demand (either due to weather or customer growth), low availability of hydroelectric resources, outages at generating facilities and failure of third parties to deliver on energy or capacity contracts.

In July and September 2003, Avista Corp. announced total investments of $12.2 million by private equity investors in a new entity, AVLB, Inc., which acquired the assets previously held by Avista Corp.'s fuel cell manufacturing and development subsidiary, Avista Labs. This eliminates Avista Corp.'s future funding requirements for this business while preserving the opportunity, but not the obligation, for future investment.

Capital Resources

The Company's consolidated capital structure, including the current portion of long-term debt and short-term borrowings consisted of the following as of December 31 (dollars in thousands):

	2003		2002	
	Amount	Percent of total	Amount	Percent of total
Current portion of long-term debt	$ 29,711	1.5%	$ 71,896	3.9%
Short-term borrowings	80,525	4.2	30,000	1.6
Long-term debt to affiliated trusts	113,403	5.9	-	-
Long-term debt	925,012	47.9	902,635	48.8
Total debt	1,148,651	59.5	1,004,531	54.3
Preferred stock-cumulative (including current portion)	31,500	1.6	-	-
Total liabilities	1,180,151	61.1	1,004,531	54.3
Preferred trust securities	-	-	100,000	5.4
Preferred stock-cumulative	-	-	33,250	1.8
Common equity	751,252	38.9	712,791	38.5
Total	$1,931,403	100.0%	$1,850,572	100.0%

The Company's total debt increased from December 31, 2002 to December 31, 2003 due to the adoption of Financial Accounting Standards Board (FASB) Interpretation No. 46 (see Note 2 of the Notes to Consolidated Financial Statements), the issuance of long-term debt in September 2003 and an increase in short-term borrowings, partially offset by the repurchase and maturity of long-term debt. The decrease in total debt (excluding $168 million of debt resulting from the adoption of FASB Interpretation No. 46) was made possible by positive operating cash flows from both Avista Utilities and Avista Energy. The Company needs to finance capital expenditures and obtain additional working capital from time to time. The cash requirements needed to service indebtedness, both short-term and long-term, reduces the amount of cash flow available to fund working capital, purchased power and natural gas costs, capital expenditures, dividends and other corporate requirements. The Company's consolidated common equity increased $38.5 million during 2003 primarily due to net income, other comprehensive income and the issuance of common stock through the Dividend Reinvestment Plan and employee benefit plans, partially offset by dividends.

The Company generally funds capital expenditures with a combination of internally generated cash and external financing. The level of cash generated internally and the amount that is available for capital expenditures fluctuates depending on a variety of factors. Cash provided by utility operating activities and cash generated by Avista Energy are expected to be the Company's primary sources of funds for operating needs, dividends and capital expenditures for 2004.

On May 13, 2003, the Company amended its committed line of credit with various banks to increase the amount to $245.0 million from $225.0 million and extend the expiration date to May 11, 2004. The Company can request the issuance of up to $75.0 million in letters of credit under the amended committed line of credit. As of December 31, 2003 and 2002, the Company had $80.0 million and $30.0 million, respectively, of borrowings outstanding under this committed line of credit. As of December 31, 2003 and 2002, there were $10.7 million and $14.3 million in letters of credit outstanding, respectively. The committed line of credit is secured by $245.0 million of non-transferable first mortgage bonds of the Company issued to the agent bank. Such first mortgage bonds would only become due and payable in the event, and then only to the extent, that the Company defaults on its obligations under the committed line of credit. The Company is currently in discussions with its banks and believes that the committed line of credit will be renewed for an additional year by the May 11, 2004 expiration date.

The committed line of credit agreement contains customary covenants and default provisions, including covenants not to permit the ratio of "consolidated total debt" (not including preferred stock, long-term debt to affiliated trusts or WP Funding LP debt) to "consolidated total capitalization" of Avista Corp. to be, at the end of any fiscal quarter, greater than 65 percent. As of December 31, 2003, the Company was in compliance with this covenant with a ratio of 52.6 percent. The committed line of credit also has a covenant requiring the ratio of "earnings before interest, taxes, depreciation and amortization" to "interest expense" of Avista Utilities for the twelve-month period ending December 31, 2003 to be greater than 1.6 to 1. As of December 31, 2003, the Company was in compliance with this covenant with a ratio of 2.3 to 1.

Any default on its committed line of credit or other financing arrangements could result in cross-defaults to other agreements and could induce vendors and other counterparties to demand collateral. In the event of default, it would be difficult for the Company to obtain financing on any reasonable terms to pay creditors or fund operations, and the Company would likely be prohibited from paying dividends on its common stock. As of December 31, 2003, Avista Corp. was in compliance with the covenants of all of its financing agreements.

The Company is restricted under various agreements and its Restated Articles of Incorporation as to the additional preferred stock it can issue. As of December 31, 2003, approximately $395.4 million of additional preferred stock could be issued at an assumed dividend rate of 6.95 percent with a maturity date later than June 1, 2008.

The Mortgage and Deed of Trust securing the Company's First Mortgage Bonds contains limitations on the amount of First Mortgage Bonds that may be issued based on, among other things, a 70 percent debt-to-collateral ratio, and/or retired First Mortgage Bonds, and a 2.00 to 1 net earnings to First Mortgage Bond interest ratio. Under various financing agreements, the Company is also restricted as to the amount of additional First Mortgage Bonds that it can issue. As of December 31, 2003, the Company could issue $93.1 million of additional First Mortgage Bonds under the most restrictive of these financing agreements.

In June 2003, the Company filed a registration statement on Form S-3 with the Securities and Exchange Commission for the purpose of issuing up to $150.0 million of secured or unsecured debt securities. In September 2003, the Company issued $45.0 million of 6.125 percent First Mortgage Bonds due in 2013. The proceeds were used to repay a portion of the borrowings under the $245.0 million line of credit that were used on an interim basis to fund $46.0 million of maturing 9.125 percent Unsecured Medium-Term Notes and is expected to result in an overall reduction in the Company's interest expense. As of December 31, 2003, the Company had $105.0 million of either secured or unsecured debt remaining under this registration statement.

In July 2001, the Company filed a registration statement on Form S-3 with the Securities and Exchange Commission for the purpose of issuing up to 3.7 million shares of common stock. No common stock has been issued and the Company currently does not have any plans to issue common stock under this registration statement.

Inter-Company Debt; Subordination

As part of its on-going cash management practices and operations, Avista Corp. from time to time makes unsecured short-term loans to, and borrowings from, Avista Capital. In turn, Avista Capital from time to time makes unsecured short-term loans to, and borrowings from, its subsidiaries. As of December 31, 2003, Avista Corp. held short-term notes receivable from Avista Capital in the principal amount of $40.0 million.

In addition, Avista Capital from time to time guarantees the indebtedness and other obligations of its subsidiaries. See "Energy Marketing and Resource Management Operations" for further information.

The credit arrangements of Avista Capital's subsidiaries generally provide that any indebtedness owed by such entity to its corporate parent will be subordinated to the indebtedness outstanding under such credit arrangements.

The right of Avista Corp., as a shareholder, to receive assets of any of its direct or indirect subsidiaries upon the subsidiary's liquidation or reorganization (and the consequent right of the holders of debt securities and other creditors of Avista Corp. to participate in those assets) is junior to the claims against such assets of that subsidiary's creditors. As a result, the obligations of Avista Corp. to its debt securityholders and other unrelated creditors are effectively subordinated in right of payment to all indebtedness and other liabilities and commitments (including trade payables and lease obligations) of Avista Corp.'s direct and indirect subsidiaries. Similarly, the obligations of Avista Capital to its creditors are effectively subordinated in right of payment to all indebtedness and other liabilities and commitments of its direct and indirect subsidiaries.

Pension Plan

As of December 31, 2003, the Company's pension plan had assets with a fair value that was less than the present value of the accumulated benefit obligation under the plan. The Company does not expect the current pension plan funding deficit to have a material adverse impact on its financial condition, results of operations or cash flows. The Company made $12 million in cash contributions to the pension plan in each of 2003 and 2002 and expects to make $15 million in cash contributions during 2004. The Company's goal is to have the pension plan's current obligations fully funded by the end of 2006.

Off-Balance Sheet Arrangements

Avista Receivables Corp. (ARC) is a wholly owned, bankruptcy-remote subsidiary of the Company formed in 1997 for the purpose of acquiring or purchasing interests in certain accounts receivable, both billed and unbilled, of the Company. On May 29, 2002, ARC, the Company and a third-party financial institution entered into a three-year agreement whereby ARC can sell without recourse, on a revolving basis, up to $100.0 million of those receivables. ARC is obligated to pay fees that approximate the purchaser's cost of issuing commercial paper equal in value to the interests in receivables sold. As of December 31, 2003, $72.0 million in receivables were sold pursuant to the revolving agreement. This agreement provides the Company with cost-effective funds for working capital requirements, capital expenditures and other general corporate needs.

Spokane Energy, LLC

In December 1998, the Company received cash proceeds of $143.4 million from a transaction in which the Company assigned and transferred certain rights under a long-term power sales contract with PGE to a funding trust. The proceeds were recorded as deferred revenue and were being amortized into revenues over the 16-year period of the long-term sales contract. Pursuant to the WUTC order in September 2001, the Company was directed to offset the Washington share of the deferred revenue against deferred power costs. The IPUC order in October 2001 directed the Company to amortize the remaining Idaho share of the deferred revenue against deferred power costs over the 15-month period between October 2001 and December 2002.

Under this power exchange arrangement, Peaker, LLC (Peaker) purchases capacity from Avista Corp. and sells capacity to Spokane Energy LLC (Spokane Energy), a subsidiary of Avista Corp., formed in 1998 solely for the purpose of facilitating a long-term capacity contract between PGE and Avista Corp. Spokane Energy sells the related capacity to PGE. Peaker acts as an intermediary to fulfill certain regulatory requirements between Spokane Energy and Avista Corp. from dealing directly with each other. The transaction is structured such that Spokane Energy bears full recourse risk for a loan (balance of $120.0 million as of December 31, 2003) that matures in January 2015 with no recourse to Avista Corp. related to the loan. Peaker is obligated to pay approximately $150,000 per month to Avista Corp. for its capacity purchase. Peaker was formed solely for the purpose of assuming all rights and obligations from

Enron Power Marketing, Inc. (EPMI), which assigned the transactions to Peaker in November 2003 as part of its bankruptcy proceedings. Peaker is not affiliated with EPMI.

Credit Ratings

The Company's credit ratings were downgraded during the fourth quarter of 2001 resulting in an overall corporate credit rating that is below investment grade. The downgrade was due to liquidity concerns primarily related to the significant amount of purchased power and natural gas costs incurred and the resulting increase in debt levels and debt service costs.

The following table summarizes the Company's credit ratings as of March 1, 2004:

	Standard & Poor's	Moody's	Fitch, Inc.
Avista Corporation			
Corporate/Issuer rating	BB+	Ba1	BB+
Senior secured debt	BBB-	Baa3	BBB-
Senior unsecured debt	BB+	Ba1	BB+
Preferred stock	BB-	Ba3	BB
Avista Capital I*			
Preferred Trust Securities	BB-	Ba2	BB+
Avista Capital II*			
Preferred Trust Securities	BB-	Ba2	BB
Rating outlook	Stable	Negative	Stable

* Only assets are subordinated debentures of Avista Corporation

These security ratings are not recommendations to buy, sell or hold securities. The ratings are subject to change or withdrawal at any time by the respective credit rating agencies. Each credit rating should be evaluated independently of any other rating.

Avista Utilities Operations

Capital expenditures for Avista Utilities were $286.4 million for the years 2001 through 2003. This excludes Coyote Springs 2, which was included in Energy Marketing and Resource Management for 2001 and 2002. During the years 2004 through 2006, utility capital expenditures are expected to be in the range of $100 million to $120 million per year and long-term debt maturities, mandatory redemptions of preferred stock and sinking fund requirements total $165 million. During this period, internally generated funds and short-term borrowing arrangements are expected to be sufficient to fund these requirements. These estimates of capital expenditures are subject to continuing review and adjustment. Actual capital expenditures may vary from these estimates due to factors such as changes in business conditions, construction schedules and environmental requirements. Avista Utilities' planned capital expenditures include an expansion and enhancement of its 230 kV transmission system at an estimated total cost of approximately $100 million that Avista Utilities expects will be completed by the end of 2006.

Avista Utilities held cash deposits from other parties in the amount of $19.0 million as of December 31, 2003, which is included in cash and cash equivalents with a corresponding amount in deposits from counterparties on the Consolidated Balance Sheet. These amounts are subject to return if conditions warrant because of continuing portfolio value fluctuations with those parties or substitution of collateral.

The transition of the natural gas procurement operations from Avista Energy to Avista Utilities will impact the level of counterparty credit requirements with respect to natural gas purchase contracts.

As of December 31, 2003, Avista Utilities had $19.6 million in cash and temporary investments, including the $19.0 million of cash deposits from other parties.

See "Notes 5, 14, 15, 16, 19, 20, 21 and 22 of Notes to Consolidated Financial Statements" for additional details related to financing activities.

Energy Marketing and Resource Management Operations

On July 25, 2003, Avista Energy and its subsidiary, Avista Energy Canada, Ltd., as co-borrowers, entered into a committed credit agreement with a group of banks in the aggregate amount of $110.0 million expiring July 23, 2004, replacing a previous uncommitted credit agreement that had an extended expiration date of July 31, 2003. This new committed credit facility provides for the issuance of letters of credit to secure contractual obligations to counterparties. This facility is guaranteed by Avista Capital and secured by Avista Energy's assets. The maximum amount of credit extended by the banks for the issuance of letters of credit is the subscribed amount of the facility less the amount of outstanding cash advances, if any. The maximum amount of credit extended by the banks for cash advances is $30.0 million. No cash advances were outstanding under the credit agreement as of December 31, 2003. Letters of credit in the aggregate amount of $15.0 million and $17.4 million were outstanding as of December 31, 2003 and 2002, respectively. The cash deposits of Avista Energy at the respective banks collateralize these letters of credit and is reflected as restricted cash on the Consolidated Balance Sheet.

The Avista Energy credit agreement contains customary covenants and default provisions, including covenants to maintain "minimum net working capital" and "minimum net worth," as well as a covenant limiting the amount of indebtedness that the co-borrowers may incur. The credit agreement also contains covenants and other restrictions related to Avista Energy's trading limits and positions, including VAR limits, restrictions with respect to changes in risk management policies or volumetric limits, and limits on exposure related to hourly and daily trading of electricity. Also, a reduction in the credit rating of Avista Corp. would represent an event of default under Avista Energy's credit agreement. Avista Energy was in compliance with the covenants of its credit agreement as of December 31, 2003.

Avista Energy believes that it will have access to credit facilities beyond the July 23, 2004 expiration date of its current committed credit agreement.

Avista Capital provides guarantees for Avista Energy's credit agreement (see discussion above) and, in the course of business, may provide performance guarantees to other parties with whom Avista Energy may be doing business. At any point in time, Avista Capital is only liable for the outstanding portion of the performance guarantee, which was $35.0 million as of December 31, 2003. The face value of all performance guarantees issued by Avista Capital for energy trading contracts at Avista Energy was $411.7 million as of December 31, 2003.

As part of its on-going cash management practices and operations, Avista Energy from time to time makes unsecured short-term loans to its parent, Avista Capital. Avista Capital's Board of Directors has limited the total outstanding indebtedness to no more than $45.0 million. Further, as required under Avista Energy's credit facility, such loans cannot be outstanding longer than 90 days without being repaid. During 2003, Avista Energy's maximum total outstanding short-term loan to Avista Capital was $42.4 million including accrued interest. As of December 31, 2003, all outstanding loans including accrued interest had been repaid.

Avista Energy manages collateral requirements with counterparties by providing letters of credit, providing guarantees from Avista Capital, depositing cash with counterparties and offsetting transactions with counterparties. Cash deposited with counterparties totaled $36.8 million as of December 31, 2003, which is included in prepayments and other current assets on the Consolidated Balance Sheet. Avista Energy held cash deposits from other parties in the amount of $78.8 million as of December 31, 2003, which is included in cash and cash equivalents with a corresponding amount in deposits from counterparties on the Consolidated Balance Sheet. These amounts are subject to return if conditions warrant because of continuing portfolio value fluctuations with those parties or substitution of collateral.

As of December 31, 2003, Avista Energy had $122.9 million in cash, including $16.5 million of restricted cash and $78.8 million of cash deposits from other parties. In addition, Avista Energy had $18.9 million of short-term investments held for trading as of December 31, 2003. Covenants in Avista Energy's credit agreement, certain counterparty agreements and current market liquidity conditions result in Avista Energy maintaining certain levels of cash and therefore effectively limit the amount of cash dividends that are available for distribution to Avista Capital and ultimately to Avista Corp. These covenants allow for the payment of dividends from Avista Energy to Avista Capital up to current earnings levels. During 2003, Avista Energy paid $12.1 million in dividends to Avista Capital.

Capital expenditures for the Energy Marketing and Resource Management companies were $176.6 million for years 2001 through 2003, primarily due to Avista Power's investment in Coyote Springs 2 as well as the purchase of turbines during 2001. Capital expenditures are expected to be less than $1.0 million per year in this business segment during the years 2004 through 2006.

Avista Advantage Operations

Capital expenditures for Avista Advantage were $4.2 million for the years 2001 through 2003. Capital expenditures for the years 2004 through 2006 are expected to be between $1.5 million and $2.5 million per year.

As of December 31, 2003, Avista Advantage had $0.1 million of cash and cash equivalents and $2.2 million in debt was outstanding. Avista Advantage's outstanding debt is related to capital leases.

Other Operations

Capital expenditures for these companies were $1.8 million for the years 2001 through 2003. Capital expenditures for the years 2004 through 2006 are expected to be less than $1.0 million per year. As of December 31, 2003, this business segment had $2.1 million of cash and cash equivalents and $0.7 million in debt was outstanding. The outstanding debt includes short-term borrowings and capital leases.

Contractual Obligations

The following table provides a summary of the Company's future contractual obligations as of December 31, 2003 (dollars in millions):

	2004	2005	2006	2007	2008	Thereafter
Avista Utilities:						
Long-term debt maturities (1)	$ 29	$ 84	$ 38	$ 176	$363	$ 261
Long-term debt to affiliated trusts (1)	-	-	-	-	-	113
Sinking fund requirements (1)	3	3	3	3	1	14
Interest on long-term debt (2)	79	78	76	80	64	-
Short-term borrowings (3)	80	-	-	-	-	-
Accounts receivable sales (4)	72	-	-	-	-	-
Preferred stock redemptions (1)	2	2	2	25	-	-
Energy purchase contracts (5)	340	167	139	142	135	795
Public Utility District contracts (5)	3	4	3	3	3	23
Operating lease obligations (6)	6	2	2	2	2	7
Capital lease obligations (6)	1	1	1	1	1	-
Other obligations (7)	12	12	12	12	12	174
Pension plan funding (9)	15	15	20	22	-	-
Avista Capital (consolidated):						
Short-term borrowings	1	-	-	-	-	-
Energy purchase contracts (8)	863	273	238	175	187	667
Operating lease obligations (6)	1	1	-	-	-	-
Capital lease obligations (6)	1	1	1	-	-	-
Total cash requirements	$1,508	$643	$535	$641	$768	$2,054

(1) For 2004, the Company expects that cash flows from operations and short-term debt will provide sufficient funds for maturing long-term debt, sinking fund requirements and preferred stock redemptions. However, if market conditions warrant during 2004, the Company may issue long-term debt to fund these obligations and potentially repurchase long-term debt scheduled to mature in future years to reduce its overall debt service costs. In years subsequent to 2006, the Company will most likely need to issue additional long-term debt to fund these obligations.
(2) Represents the Company's estimate of interest payments on long-term debt, including long-term debt to affiliated trusts and preferred stock dividends. The Company will make interest payments beyond 2008; however, the Company has not made an estimate of such payments at this time.
(3) Represents $80 million outstanding under a $245 million line of credit.
(4) Represents $72 million outstanding under a revolving $100 million accounts receivable sales financing facility.
(5) All of the energy purchase contracts were entered into as part of Avista Utilities' obligation to serve its retail natural gas and electric customers' energy requirements. As a result, these costs are generally recovered either through base retail rates or adjustments to retail rates as part of the power and natural gas cost adjustment mechanisms.
(6) Includes the interest component of the lease obligation.

(7) Represents operational agreements, settlements and other contractual obligations with respect to generation, transmission and distribution facilities. These costs are generally recovered through base retail rates.
(8) Represents Avista Energy's commitments under energy contracts in future periods. Avista Energy also has sales commitments related to energy commodities in future periods.
(9) Represents the Company's estimated cash contributions to the pension plan through 2007. The Company cannot reasonably estimate pension plan contributions beyond 2007 at this time.

As of December 31, 2003, Avista Corp. did not have any commitments outstanding with equity triggers. When the Company's corporate credit rating was reduced to below investment grade in October 2001, additional collateral requirements due to rating triggers were met and further requirements are not currently anticipated. Avista Corp. does not expect any material impact from rating triggers; remaining triggers for Avista Corp. primarily relate to changes in pricing under certain financing agreements. A reduction in the credit rating of Avista Corp. would represent an event of default under Avista Energy's credit agreement.

Competition

Avista Utilities competes to provide service to new retail electric customers with various rural electric cooperatives and public utility districts in and adjacent to its service territories. Alternate providers of power may also compete for sales to existing customers, including new market entrants as a result of deregulation. Competition for available electric resources can be critical to utilities as surplus power resources are absorbed by load growth. Avista Utilities' natural gas distribution operations compete with other energy sources; however, natural gas continues to maintain a price advantage compared to heating oil, propane and other fuels, provided that the natural gas distribution system is proximate to prospective customers.

The Energy Policy Act of 1992 (Energy Act) amended provisions of the Public Utility Holding Company Act of 1935 (PUHCA) and the Federal Power Act to remove certain barriers to a competitive wholesale market. The Energy Act expanded the authority of the FERC to issue orders requiring electric utilities to transmit power and energy to or for wholesale purchasers and sellers, and to require electric utilities to enlarge or construct additional transmission capacity for the purpose of providing these services. It also created "exempt wholesale generators," a class of independent power plant owners that are able to sell generation only at the wholesale level. This permits public utilities and other entities to participate through subsidiaries in the development of independent electric generating plants for sales to wholesale customers without being required to register under the PUHCA.

Participants in the wholesale market include other utilities, federal marketing agencies and energy trading and marketing companies. The wholesale market has changed significantly over the last few years with respect to market participants involved, level of activity, variability in market prices, liquidity, FERC-imposed price caps and counterparty credit issues. During 2000 and the first half of 2001, the electric wholesale market in the WECC region was more turbulent than previously experienced and marked by significant volatility, service disruptions and defaults by certain participants. During the second half of 2001 and 2002, wholesale market prices decreased to levels similar to those experienced before 2000. Wholesale market prices increased in 2003 compared to 2002; however, prices have not increased to levels experienced during 2000 and the first half of 2001. Currently, many energy companies are facing liquidity issues, and counterparty credit exposure is of concern to market participants. During 2002 and 2003 as compared to 2000 and the first half of 2001, electric and natural gas trading volumes have decreased, the energy markets are less volatile and fewer creditworthy counterparties participated in the energy markets. Avista Corp. is actively monitoring energy industry developments with a focus on liquidity, volatility of energy trading markets and counterparty credit exposure.

The Avista Capital subsidiaries, particularly Avista Advantage, are subject to competition as they develop products and services and enter new markets. Competition from other companies in these emerging industries may mean challenges for a company to be the first to market a new product or service to gain the advantage in market share. In order for these new businesses to grow as planned, one significant challenge will be the availability of funding and resources to meet the capital needs. Other challenges will be rapidly advancing technologies, possibly making some of the current technology quickly obsolete, and requiring continual research and development for product advancement. In order for some of these subsidiaries to succeed, they will need to reduce costs of these emerging technologies to make them affordable to future customers.

Business Risk

The Company's operations are exposed to risks including, but not limited to, the price and supply of purchased power, fuel and natural gas, regulatory allowance of the recovery of power and natural gas costs, operating costs and capital investments, streamflow and weather conditions, the effects of changes in legislative and governmental regulations, changes in regulatory requirements, availability of generation facilities, competition, technology and availability of funding. Also, like other utilities, the Company's facilities and operations may be exposed to terrorism risks or other malicious acts. See further reference to risks and uncertainties under "Safe Harbor for Forward-Looking Statements."

Avista Utilities has mechanisms in each regulatory jurisdiction, which provide for the recovery of the majority of the changes in its power and natural gas costs. The majority of power and natural gas costs that exceed the amount currently recovered through retail rates are deferred on the balance sheet for the opportunity for recovery through future retail rates. These deferred power and natural gas costs are subject to review for prudence and recoverability and as such certain deferred costs may be disallowed by the respective regulatory agencies.

Hydroelectric conditions in 2001 were significantly below normal, leading to a greater than normal reliance on purchased power. Hydroelectric generation was slightly above normal in 2002 and 89 percent of normal in 2003. Forecasts as of February 2004 indicate that hydroelectric generation will be approximately 95 percent of normal in 2004. This forecast may change based upon additional precipitation, temperatures and other variables. The earnings impact of these factors is mitigated by regulatory mechanisms that are intended to defer increased power supply costs for recovery in future periods. Avista Utilities is not able to predict how the combination of energy resources, energy loads, prices, rate recovery and other factors will ultimately drive deferred power costs and the timing of recovery of these costs in future periods. See further information at "Avista Utilities - Regulatory Matters."

Challenges facing Avista Utilities' electric operations include, among other things, the timing and approval of the recovery of deferred power costs, changes in the availability of and volatility in the prices of power and fuel, generating unit availability, legislative and governmental regulations, potential tax law changes, customer response to price increases and surcharges, streamflows and weather conditions.

Natural gas commodity prices increased dramatically during 2000 and remained at relatively high levels during the first half of 2001 before declining in the second half of the year. Natural gas commodity prices during 2002 were generally lower than during 2000 and the first half of 2001. Natural gas commodity prices increased towards the end of 2002 and into the first half of 2003 before declining somewhat the middle of 2003 and increasing at the end of 2003. Avista Utilities' average prices per dekatherm were $5.50, $4.95 and $6.33 in 2003, 2002 and 2001, respectively. Market prices for natural gas continue to be competitive compared to alternative fuel sources for residential, commercial and industrial customers. Avista Utilities believes that natural gas should sustain its market advantage over competing energy sources based on the levels of existing reserves and the potential for natural gas development in the future. Growth has occurred in the natural gas business in recent years due to increased demand for natural gas in new construction, as well as conversions from competing space and water heating energy sources to natural gas. Challenges facing Avista Utilities' natural gas operations include, among other things, volatility in the price of natural gas, changes in the availability of natural gas, legislative and governmental regulations, weather conditions and the timing and approval of recovery for increased commodity costs. Avista Utilities' natural gas business also faces the potential for certain natural gas customers to by-pass its natural gas system. To reduce the potential for such by-pass, Avista Utilities prices its natural gas services, including transportation contracts, competitively and has varying degrees of flexibility to price its transportation and delivery rates by means of individual contracts, subject to state regulatory review and approval. Avista Utilities has long-term transportation contracts with several of its largest industrial customers, which reduces the risk of these customers by-passing the system in the foreseeable future.

In addition to its asset management activities, Avista Energy trades electricity and natural gas, along with derivative commodity instruments, including futures, options, swaps and other contractual arrangements. As a result of these trading activities, Avista Energy is subject to various risks including commodity price risk and credit risk, as well as possible risks resulting from the imposition of market controls by federal and state agencies. The FERC is conducting proceedings and investigations related to market controls within the western United States that include proposals by certain parties to impose refunds. As a result, certain parties have asserted claims for significant refunds from Avista Energy and lesser refunds from Avista Utilities, which could result in liabilities for refunding revenues recognized in prior periods. Avista Energy and Avista Utilities have joined other parties in opposing these proposals. The refund proceedings provide that any refunds owed could be offset against unpaid energy debts due to the same party. As of December 31, 2003, Avista Energy's accounts receivable outstanding related to defaulting parties in California are fully offset by reserves for uncollected amounts and refunds. Avista Energy is pursuing recovery of the defaulted obligations. The FERC denied the request of certain parties for retroactive refunds for spot market sales in the Pacific Northwest during the period from December 25, 2000 to June 20, 2001. See "Power Market Issues" for further information with respect to the refund proceedings.

In connection with matching loads to available resources and optimizing the use of its assets, Avista Utilities engages in wholesale sales and purchases of electric capacity and energy and, accordingly, is also subject to commodity price risk, credit risk and other risks associated with these activities.

Commodity Price Risk. Both Avista Utilities and Avista Energy are subject to energy commodity price risk. The price of power in wholesale markets is affected primarily by fundamental factors related to production costs and by other factors including generating unit physical parameters, streamflows, the availability of hydroelectric and thermal generation and transmission capacity, weather and the resulting retail loads, and the price of coal, natural gas and oil to operate thermal generating units. Any combination of these factors that results in a shortage of energy generally causes the market price of power to move upward. In addition to production cost factors, wholesale power markets are subject to regulatory constraints including price controls. The FERC imposed a price mitigation plan in the western United States in June 2001 and has subsequently modified various price and market control regulations.

Price risk is, in general, the risk of fluctuation in the market price of the commodity needed, held or traded. In the case of electricity, prices can be affected by the adequacy of generating reserve margins, scheduled and unscheduled outages of generating facilities, availability of streamflows for hydroelectric generation, the price of thermal generating plant fuel, and disruptions or constraints to transmission facilities. Demand changes (caused by variations in the weather and other factors) can also affect market prices. Price risk also includes the risk of fluctuation in the market price of associated derivative commodity instruments (such as options and forward contracts). Price risk may also be influenced to the extent that the performance or non-performance by market participants of their contractual obligations and commitments affect the supply of, or demand for, the commodity. Wholesale market prices for power and natural gas in the western United States and western Canada were significantly higher in 2000 and the first half of 2001 than at any time in history, with unprecedented levels of volatility. Prices and volatility decreased considerably during the second half of 2001, 2002 and 2003 relative to 2000 and the first half of 2001.

Credit Risk. Credit risk relates to the risk of loss that Avista Utilities and/or Avista Energy would incur as a result of non-performance by counterparties of their contractual obligations to deliver energy and make financial settlements. Credit risk includes the risk that a counterparty may default due to circumstances relating directly to it and the risk that a counterparty may default due to circumstances that relate to other market participants that have a direct or indirect relationship with such counterparty. Avista Utilities and Avista Energy seek to mitigate credit risk by applying specific eligibility criteria to existing and prospective counterparties and by actively monitoring current credit exposures. These policies include an evaluation of the financial condition and credit ratings of counterparties, collateral requirements or other credit enhancements, such as letters of credit or parent company guarantees, and the use of standardized agreements that allow for the netting or offsetting of positive and negative exposures associated with a single counterparty. However, despite mitigation efforts, defaults by counterparties periodically occur. Avista Energy experienced payment receipt defaults from certain parties impacted by the California energy crisis. Both Avista Corp. and Avista Energy engaged in considerable business and had short-term and long-term contracts with entities that have filed for bankruptcy protection. These bankruptcies and other changes, uncertainties and regulatory proceedings have resulted in reduced liquidity in the energy markets.

A trend of declining credit quality was evident during 2002 and continued into 2003, particularly throughout the energy industry. Rating agencies have downgraded the credit ratings of several of the counterparties of Avista Energy and Avista Utilities. Avista Energy and Avista Utilities regularly evaluate counterparties' credit exposure for future settlements and delivery obligations. Avista Energy and Avista Utilities have taken a conservative position by reducing or eliminating open (unsecured) credit limits and implemented other credit risk reduction measures for parties perceived to have increased default risk. Counterparty collateral is used to offset the Company's credit risk where unsettled net positions and future obligations by counterparties to pay Avista Utilities and/or Avista Energy or deliver to Avista Utilities and/or Avista Energy warrant.

Avista Energy has concentrations of suppliers and customers in the electric and natural gas industries including electric utilities, natural gas distribution companies, and other energy marketing and trading companies. In addition, Avista Energy has concentrations of credit risk related to geographic location. These concentrations of counterparties and concentrations of geographic location in the western United States and western Canada may impact Avista Energy's overall exposure to credit risk, either positively or negatively, because the counterparties may be similarly affected by changes in economic, regulatory or other conditions.

Credit risk also involves the exposure that counterparties perceive related to the ability of Avista Utilities and Avista Energy to perform deliveries and settlement of energy transactions. These counterparties may seek assurance of performance in the form of letters of credit, prepayment or cash deposits and, in the case of Avista Energy, parent company (Avista Capital) performance guarantees. In periods of price volatility, the level of exposure can change significantly, with the result that sudden and significant demands may be made against the Company's capital resource reserves (credit facilities and cash). Avista Utilities and Avista Energy actively monitor the exposure to possible collateral calls and take steps to minimize capital requirements.

In conjunction with the valuation of their commodity derivative instruments and accounts receivable, Avista Utilities and Avista Energy maintain credit reserves that are based on management's evaluation of the credit risk of the overall portfolio. Based on these policies, exposures and credit reserves, the Company does not anticipate a materially adverse effect on its financial condition or results of operations as a result of counterparty nonperformance.

Other Operating Risks. In addition to commodity price risk, Avista Utilities' commodity positions are subject to operational and event risks including, among others, increases in load demand, transmission or transport disruptions, fuel quality specifications, changes in regulatory requirements, forced outages at generating plants and disruptions to information systems and other administrative tools required for normal operations. Avista Utilities also has exposure to weather conditions and natural disasters that can cause physical damage to property, requiring repairs to restore utility service. The emergence of terrorism threats, both domestic and foreign, is a risk to the entire utility industry, including Avista Utilities. Potential disruptions to operations or destruction of facilities from terrorism or other malicious acts are not readily determinable. The Company has taken various steps to mitigate terrorism risks and to prepare contingency plans in the event that its facilities are targeted.

Interest Rate Risk. The Company is subject to the risk of fluctuating interest rates in the normal course of business. The Company manages interest rate risk by taking advantage of market conditions when timing the issuance of long-term financings and optional debt redemptions and through the use of fixed rate long-term debt with varying maturities. The interest rate on $51.5 million of long-term debt to affiliated trusts is adjusted quarterly, reflecting current market conditions. Additionally, amounts borrowed under the Company's $245.0 million committed line of credit have a variable interest rate.

The Company's credit ratings were downgraded during the fourth quarter of 2001 resulting in an overall corporate credit rating that is below investment grade. These downgrades increased the cost of debt and other securities going forward and may affect the Company's ability to issue debt and equity securities at reasonable interest rates and prices. The downgrades also required the Company to provide letters of credit and/or collateral to certain parties.

Foreign Currency Risk. The Company has investments in Canadian companies through Avista Energy Canada and its subsidiary, Copac Management, Inc. The Company's exposure to foreign currency risk and other foreign operations risk was immaterial to the Company's consolidated results of operations and financial position during 2003. Avista Energy may increase its transactions in Canada and, if so, implement processes to mitigate foreign currency risk related to international business activity.

Risk Management

Risk Policies and Oversight. Avista Utilities and Avista Energy use a variety of techniques to manage risks for their energy resources and wholesale energy market activities. The Company has risk management policies and procedures to manage these risks, both qualitative and quantitative, for Avista Utilities and Avista Energy. The Company's Risk Management Committee, which is separate from the units tasked with managing this risk exposure and is overseen by the Audit Committee of the Company's Board of Directors, monitors compliance with the Company's risk management policies and procedures. The Company's Risk Management Committee reviews the status of risk exposures through regular reports and meetings and it monitors compliance with the Company's risk management policies and procedures on a regular basis. Nonetheless, adverse changes in commodity prices, generating capacity, customer loads, regulation and other factors may result in losses in earnings, cash flows and/or fair values.

Avista Utilities and Avista Energy also operate with a wholesale energy markets credit policy. The credit policy is designed to reduce the risk of financial loss in case counterparties default on delivery or settlement obligations and to conserve the Company's liquidity as other parties may place credit limits or require collateral.

Quantitative Risk Measurements. Avista Utilities has volume limits for its imbalance between projected loads and resources. Normal operations result in seasonal mismatches between power loads and available resources. Avista Utilities is able to vary the operation of its generating resources to match parts of its hourly, daily and weekly load fluctuations. Avista Utilities uses the wholesale power markets to sell projected resource surpluses and obtain resources when deficits are projected. Any load/resource imbalances within a rolling 18-month planning horizon are managed within risk policy volumetric limits. Management also assesses available resource decisions and actions that are appropriate for longer-term planning periods. Volume limits for forward periods are based on monthly and quarterly averages that may vary materially from the actual load and resource variations within any given month or operating day. Future projections of resources are updated as forecasted streamflows and other factors differ from prior estimates. Forward power markets may be illiquid, and market products available may not match Avista Utilities' desired transaction size and shape. Therefore, open imbalance positions exist at any given time.

Avista Energy measures the risk in its electric and natural gas portfolio daily utilizing a Value-at-Risk (VAR) model, which monitors its risk in comparison to established thresholds. VAR measures the expected portfolio loss under hypothetical adverse price movements, over a given time interval within a given confidence level. The VAR computations utilize historical price movements over a specified period to simulate forward price curves in the energy markets and estimate the potential unfavorable impact of price movement in the portfolio of transactions scheduled to settle within the following eight calendar quarters. The quantification of market risk using VAR provides a consistent measure of risk across Avista Energy's continually changing portfolio. VAR represents an estimate of reasonably possible net losses in earnings that would be recognized on its portfolio assuming hypothetical movements in future market rates and is not necessarily indicative of actual results that may occur. Avista Energy's VAR computations utilize several key assumptions, including a 95 percent confidence level for the resultant price movement and holding periods of one and three days. The calculation includes derivative commodity instruments held for trading purposes and excludes the effects of embedded physical options in the trading portfolio. For forward transactions that settle beyond the next eight calendar quarters, Avista Energy applies other risk measurement techniques, including price sensitivity stress tests, to assess the future market risk. Volatility in longer-dated forward markets tends to be significantly less than in near-term markets. Avista Energy also measures its open positions in terms of volumes at each delivery location for each forward time period. The extent of open positions is included in the risk management policy and is measured with stress tests and VAR modeling.

As of December 31, 2003, Avista Energy's estimated potential one-day unfavorable impact on gross margin as measured by VAR was $0.7 million, compared to $0.7 million as of December 31, 2002. The average daily VAR for 2003 was $0.7 million. The high daily VAR was $1.2 million and the low daily VAR was $0.4 million during 2003. Avista Energy was in compliance with its one-day VAR limits during 2003. Changes in markets inconsistent with historical trends or assumptions used could cause actual results to exceed predicted limits.

As of December 31, 2003, 91 percent of Avista Corp's credit exposure was to investment grade counterparties or noninvestment grade counterparties whose exposure was mitigated by collateral posted to Avista Corp. Of the remaining unmitigated exposure to non-investment grade counterparties, 61 percent represents settlements that were made within thirty days after December 31, 2003.

As of December 31, 2003, 93 percent of Avista Energy's credit exposure was to investment grade counterparties or noninvestment grade counterparties whose exposure was mitigated through collateral posted to Avista Energy. Of the remaining unmitigated exposure to non-investment grade counterparties, approximately 84 percent represents settlements that were made within thirty days after December 31, 2003.

Economic and Load Growth

Avista Utilities, along with others in the service area, encourages regional economic development, including expanding existing businesses and attracting new businesses to the Inland Northwest region. Agriculture, mining and lumber were the primary industries for many years; today health care, education, finance, electronic and other manufacturing, tourism and the service sectors are growing in importance in Avista Utilities' service area. Avista Utilities anticipates moderate economic growth to continue in its Oregon service area.

Avista Utilities anticipates residential and commercial electric load growth to average between 2.0 and 2.5 percent annually for the next four years, primarily due to increases in both population and the number of businesses in its service territory. While the number of electric customers is expected to increase, the average annual usage by residential customers is expected to remain steady. Avista Utilities anticipates natural gas load growth to average between 4.0 and 4.5 percent annually in its Washington and Idaho service territory and between 2.5 and 3.0 percent in its Oregon and California service territory for the next four years. The anticipated natural gas load growth is primarily expected through conversions to natural gas from competing space and water heating energy sources, and population increases and business growth in its service territory. Natural gas loads for space heating vary significantly with annual fluctuations in weather within Avista Utilities' service territories.

The forward-looking projections set forth above regarding retail sales growth are based, in part, upon purchased economic forecasts and publicly available population and demographic studies. The expectations regarding retail sales growth are also based upon various assumptions including, without limitation, assumptions relating to weather and economic and competitive conditions, internal analysis of company-specific data, such as energy consumption patterns and internal business plans, and an assumption that Avista Utilities will incur no material loss of retail customers due to self-generation or retail wheeling. Changes in the underlying assumptions can cause actual experience to vary significantly from forward-looking projections.

Management Succession and Employee Issues

Protecting the Company's culture, mission, and long-term strategy by having a strong succession planning and management development process is one of the key strategic initiatives at Avista Corp. With over 30 percent of Avista Utilities' current workforce nearing retirement eligibility over the next 5 to 15 years the Company has placed its focus on how it will maintain continuity. The Company's executive officer team continues to work towards ensuring that an effective succession planning process is in place for the best interests of the Company's future.

The Company has implemented bench strength analysis in its management group as well as in key technical and craft areas. The focus is on organizational leadership capability as well as technically complex jobs that take years to grow into. The Company has implemented development plans for its future successors that identify areas of strengths and weaknesses. Development plans provide action steps that provide new opportunities to work towards ensuring that successor candidates have the needed experiences for running the Company. The Company believes that its succession planning process is providing the right structure to assure that the Company has the ability to sustain itself successfully into the future.

Environmental Issues and Other Contingencies

See "Note 25 of the Notes to Consolidated Financial Statements."

Dividends

The Board of Directors considers the level of dividends on the Company's common stock on a regular basis, taking into account numerous factors including, without limitation, the Company's results of operations, cash flows and financial condition, as well as the success of the Company's strategies and general economic and competitive conditions. The Company's net income available for dividends is derived primarily from the operations of Avista Utilities and Avista Energy.

Avista Energy holds a significant portion of cash and cash equivalents reflected on the Consolidated Balance Sheet. Covenants in Avista Energy's credit agreement, certain counterparty agreements and current market liquidity conditions result in Avista Energy maintaining certain levels of cash and therefore effectively limit the amount of cash dividends that are available for distribution to Avista Capital and ultimately to Avista Corp. These covenants allow for the payment of dividends from Avista Energy to Avista Capital up to current earnings levels. During 2003, Avista Energy paid $12.1 million in dividends to Avista Capital.

Quantitative and Qualitative Disclosures About Market Risk

See "Management's Discussion and Analysis of Financial Condition and Results of Operations: Business Risk and Risk Management," "Management's Discussion and Analysis of Financial Condition and Results of Operations – Energy Market and Resource Management-Energy trading activities and positions" and "Note 21 of the Notes to Consolidated Financial Statements."

CONSOLIDATED STATEMENTS OF INCOME

Avista Corporation

For the Years Ended December 31

Dollars in thousands, except per share amounts

	2003	2002	2001
OPERATING REVENUES	$1,123,385	$1,062,916	$1,511,751
OPERATING EXPENSES:			
Resource costs	576,492	536,714	967,098
Operations and maintenance	138,058	125,930	129,351
Administrative and general	97,494	105,647	103,317
Depreciation and amortization	77,811	71,867	70,506
Taxes other than income taxes	61,827	65,616	57,413
Total operating expenses	951,682	905,774	1,327,685
INCOME FROM OPERATIONS	171,703	157,142	184,066
OTHER INCOME (EXPENSE):			
Interest expense	(91,505)	(104,866)	(105,819)
Interest expense to affiliated trusts	(1,480)	-	-
Capitalized interest	1,092	7,486	10,498
Net interest expense	(91,893)	(97,380)	(95,321)
Other income - net	6,173	17,261	20,081
Total other income (expense)-net	(85,720)	(80,119)	(75,240)
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	85,983	77,023	108,826
INCOME TAXES	35,340	34,849	40,585
INCOME FROM CONTINUING OPERATIONS	50,643	42,174	68,241
DISCONTINUED OPERATIONS (Note 3):			
Loss before asset impairment charges, minority interest and income taxes	(4,029)	(10,461)	(36,838)
Asset impairment charges	(3,905)	-	(58,417)
Minority interest	-	241	5,192
Income tax benefit	2,985	3,501	33,978
LOSS FROM DISCONTINUED OPERATIONS	(4,949)	(6,719)	(56,085)
NET INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	45,694	35,455	12,156
CUMULATIVE EFFECT OF ACCOUNTING CHANGE (net of tax)	(1,190)	(4,148)	-
NET INCOME	44,504	31,307	12,156
DEDUCT-Preferred stock dividend requirements	1,125	2,402	2,432
INCOME AVAILABLE FOR COMMON STOCK	$ 43,379	$ 28,905	$ 9,724
Weighted-average common shares outstanding (thousands), Basic	48,232	47,823	47,417
Weighted-average common shares outstanding (thousands), Diluted	48,630	47,874	47,435
EARNINGS PER COMMON SHARE, BASIC (Note 23):			
Earnings per common share from continuing operations	$ 1.03	$ 0.83	$ 1.39
Loss per common share from discontinued operations	(0.10)	(0.14)	(1.18)
Earnings per common share before cumulative effect of accounting change	0.93	0.69	0.21
Loss per common share from cumulative effect of accounting change	(0.03)	(0.09)	-
Total earnings per common share, basic	$ 0.90	$ 0.60	$ 0.21
EARNINGS PER COMMON SHARE, DILUTED (Note 23):			
Earnings per common share from continuing operations	$ 1.02	$ 0.83	$ 1.38
Loss per common share from discontinued operations	(0.10)	(0.14)	(1.18)
Earnings per common share before cumulative effect of accounting change	0.92	0.69	0.20
Loss per common share from cumulative effect of accounting change	(0.03)	(0.09)	-
Total earnings per common share, diluted	$ 0.89	$ 0.60	$ 0.20
Dividends paid per common share	$ 0.49	$ 0.48	$ 0.48

The Accompanying Notes are an Integral Part of These Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Avista Corporation

For the Years Ended December 31

Dollars in thousands

	2003	2002	2001
NET INCOME	$44,504	$31,307	$12,156
OTHER COMPREHENSIVE INCOME (LOSS):			
Foreign currency translation adjustment	931	8	(221)
Unrealized gains (losses) on interest rate swap agreements - net of taxes of $51 and $(677), respectively	94	(1,258)	-
Unfunded accumulated benefit obligation - net of taxes of $5,097, $(9,736) and $(398), respectively	9,466	(18,081)	(740)
Unrealized gains on derivative commodity instruments - net of taxes of $1,245	2,313	-	-
Reclassification adjustment for realized gains on derivative commodity instruments included in net income - net of taxes of $(258)	(480)	-	-
Unrealized investment gains (losses) - net of taxes of $(655) and $783, respectively	-	(1,217)	1,455
Reclassification adjustment for net realized losses on investments - net of taxes of $152 and $70, respectively	-	283	130
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	12,324	(20,265)	624
COMPREHENSIVE INCOME	$ 56,828	$ 11,042	$ 12,780

The Accompanying Notes are an Integral Part of These Statements.

CONSOLIDATED BALANCE SHEETS

Avista Corporation

As of December 31

Dollars in thousands

	2003	2002
ASSETS:		
CURRENT ASSETS:		
Cash and cash equivalents	$128,126	$173,286
Restricted cash	16,472	12,983
Securities held for trading	18,903	-
Accounts and notes receivable-less allowances of $46,382 and $46,909, respectively	318,848	320,836
Energy commodity assets	253,676	365,477
Materials and supplies, fuel stock and natural gas stored	22,428	21,746
Prepayments and other current assets	79,472	73,437
Deferred income taxes	11,455	-
Assets held for sale from discontinued operations	-	5,900
Total current assets	849,380	973,665
NET UTILITY PROPERTY:		
Utility plant in service	2,606,012	2,370,811
Construction work in progress	49,615	17,581
Total	2,655,627	2,388,392
Less: Accumulated depreciation and amortization	710,990	639,278
Total net utility property	1,944,637	1,749,114
OTHER PROPERTY AND INVESTMENTS:		
Investment in exchange power-net	38,383	40,833
Non-utility properties and investments-net	89,133	199,579
Non-current energy commodity assets	242,359	348,309
Investment in affiliated trusts	13,403	-
Other property and investments-net	17,958	12,702
Total other property and investments	401,236	601,423
DEFERRED CHARGES:		
Regulatory assets for deferred income tax	131,763	139,138
Other regulatory assets	44,381	29,735
Utility energy commodity derivative assets	39,500	60,322
Power and natural gas deferrals	171,342	166,782
Unamortized debt expense	48,825	51,128
Other deferred charges	30,431	28,236
Total deferred charges	466,242	475,341
TOTAL ASSETS	$3,661,495	$3,799,543

The Accompanying Notes are an Integral Part of These Statements.

CONSOLIDATED BALANCE SHEETS (continued)

Avista Corporation

As of December 31

Dollars in thousands

	2003	2002
LIABILITIES AND STOCKHOLDERS' EQUITY:		
CURRENT LIABILITIES:		
Accounts payable	$298,285	$339,637
Energy commodity liabilities	229,642	304,781
Deposits from counterparties	97,811	92,674
Current portion of long-term debt	29,711	71,896
Current portion of preferred stock-cumulative (17,500 shares outstanding)	1,750	-
Short-term borrowings	80,525	30,000
Interest accrued	18,504	20,307
Other current liabilities	82,125	81,141
Liabilities of discontinued operations	-	2,084
Total current liabilities	838,353	942,520
LONG-TERM DEBT	925,012	902,635
LONG-TERM DEBT TO AFFILIATED TRUSTS	113,403	-
PREFERRED STOCK-CUMULATIVE (subject to mandatory redemption): 10,000,000 shares authorized: $6.95 Series K 297,500 shares outstanding ($100 stated value) as of December 31, 2003	29,750	-
OTHER NON-CURRENT LIABILITIES AND DEFERRED CREDITS:		
Non-current energy commodity liabilities	192,731	314,204
Regulatory liability for utility plant retirement costs	197,697	185,410
Utility energy commodity derivative liabilities	36,057	50,058
Deferred income taxes	492,799	452,457
Other non-current liabilities and deferred credits	84,441	106,218
Total other non-current liabilities and deferred credits	1,003,725	1,108,347
TOTAL LIABILITIES	2,910,243	2,953,502
COMMITMENTS AND CONTINGENCIES (See Notes to Consolidated Financial Statements)		
COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED TRUST SECURITIES	-	100,000
PREFERRED STOCK-CUMULATIVE (subject to mandatory redemption): 10,000,000 shares authorized: $6.95 Series K 332,500 shares outstanding ($100 stated value) as of December 31, 2002	-	33,250
COMMON EQUITY:		
Common stock, no par value; 200,000,000 shares authorized; 48,344,009 and 48,044,208 shares outstanding	626,788	623,092
Note receivable from employee stock ownership plan	(2,424)	(4,146)
Capital stock expense and other paid in capital	(10,950)	(11,928)
Accumulated other comprehensive loss	(8,040)	(20,364)
Retained earnings	145,878	126,137
Total common equity	751,252	712,791
TOTAL STOCKHOLDERS' EQUITY	751,252	746,041
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,661,495	$3,799,543

The Accompanying Notes are an Integral Part of These Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Increase (Decrease) in Cash and Cash Equivalents

Avista Corporation

For the Years Ended December 31

Dollars in thousands

	2003	2002	2001
CONTINUING OPERATING ACTIVITIES:			
Net income	$ 44,504	$ 31,307	$ 12,156
Loss from discontinued operations	4,949	6,719	56,085
Cumulative effect of accounting change	1,190	4,148	-
Purchases of securities held for trading	(18,865)	-	-
Non-cash items included in net income:			
Depreciation and amortization	77,811	71,867	70,506
Provision for deferred income taxes	28,395	(40,287)	79,141
Power and natural gas cost amortizations (deferrals), net	3,829	68,481	(210,540)
Amortization of debt expense	7,972	8,861	5,639
Impairment of assets	4,900	-	8,240
Energy commodity assets and liabilities	22,128	87,403	30,238
Other	(11,214)	(10,763)	(12,096)
Changes in working capital components:			
Restricted cash	(3,489)	(11,783)	1,800
Sale of customer accounts receivable under revolving agreement-net	7,000	(10,000)	(5,000)
Accounts and notes receivable	(4,485)	80,342	457,408
Materials and supplies, fuel stock and natural gas stored	(682)	(717)	(106)
Other current assets	(6,035)	(21,906)	15,172
Accounts payable	(41,352)	(27,770)	(516,778)
Deposits from counterparties	5,137	76,954	(80,880)
Other current liabilities	871	14,004	22,177
NET CASH PROVIDED BY (USED IN) CONTINUING OPERATING ACTIVITIES	122,564	326,860	(66,838)
CONTINUING INVESTING ACTIVITIES:			
Utility property construction expenditures (excluding AFUDC)	(102,271)	(64,207)	(119,905)
Other capital expenditures	(3,388)	(18,873)	(160,299)
Changes in other property and investments	(5,724)	1,418	11,561
Repayments received on notes receivable	1,214	33,752	1,000
Proceeds from property sales and sale of subsidiary investments	549	586	75,953
Assets acquired and investments in subsidiaries	(229)	(461)	(23,321)
NET CASH USED IN CONTINUING INVESTING ACTIVITIES	(109,849)	(47,785)	(215,011)
CONTINUING FINANCING ACTIVITIES:			
Increase (decrease) in short-term borrowings	50,525	(45,099)	(88,061)
Proceeds from issuance of long-term debt	44,795	621	550,457
Redemption and maturity of long-term debt	(124,859)	(204,014)	(140,208)
Redemption of preferred stock	(1,575)	(1,750)	-
Issuance of common stock	6,155	7,035	8,267
Repurchase of common stock under equity compensation plans	(658)	-	-
Cash dividends paid	(24,777)	(25,456)	(25,110)
Premiums paid for the redemption of long-term debt	(1,709)	(9,456)	-
Long-term debt and short-term borrowing issuance costs	(2,430)	(6,534)	(19,693)
NET CASH PROVIDED BY (USED IN) CONTINUING FINANCING ACTIVITIES	(54,533)	(284,653)	285,652
NET CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS	(41,818)	(5,578)	3,803
NET CASH PROVIDED BY (USED IN) DISCONTINUED OPERATIONS	(3,342)	8,967	(28,342)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(45,160)	3,389	(24,539)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	173,286	169,897	194,436
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 128,126	$ 173,286	$ 169,897
SUPPLEMENTAL CASH FLOW INFORMATION:			
Cash paid during the period:			
Interest	$ 86,755	$ 95,801	$ 98,571
Income taxes	11,476	7,428	(35,874)
Non-cash financing and investing activities:			
Property and equipment purchased under capital leases	5,312	-	-
Accounts receivable from sale of non-operating assets	-	-	22,665
Unrealized gain (loss) on interest rate swap agreements	145	(1,936)	-
Intangible asset related to pension plan	(654)	6,366	-
Unfunded accumulated benefit obligation	15,198	(34,164)	(1,139)
Unrealized investment gains (losses)	-	(1,436)	2,437

The Accompanying Notes are an Integral Part of These Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Avista Corporation

For the Years Ended December 31

Dollars in thousands

	Preferred Stock Series K Shares	Preferred Stock Series K Amount	Common Stock Shares	Common Stock Amount	Note Receivable from Employee Stock Ownership Plan	Capital Stock Expense and Other Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance as of December 31, 2000	350,000	$35,000	47,208,689	$610,741	$ (7,040)	$ (11,696)	$ (723)	$ 132,942	$ 759,224
Net income								12,156	12,156
Stock distributed under compensatory plans			91,128	1,763		(228)		(14)	1,521
Employee Investment Plan (401-K)			172,681	2,823					2,823
Dividend Reinvestment Plan			160,180	2,410					2,410
Repayments of note receivable					1,361				1,361
Other comprehensive income							624		624
Cash dividends paid (common stock)								(22,765)	(22,765)
Cash dividends paid (preferred stock)								(2,432)	(2,432)
ESOP dividend tax savings								141	141
Balance as of December 31, 2001	350,000	$35,000	47,632,678	$617,737	$ (5,679)	$ (11,924)	$ (99)	$ 120,028	$ 755,063
Net income								31,307	31,307
Stock distributed under compensatory plans			2,730	74		(4)			70
Employee Investment Plan (401-K)			227,585	3,046					3,046
Dividend Reinvestment Plan			181,215	2,235					2,235
Redemption of preferred stock	(17,500)	(1,750)							(1,750)
Repayments of note receivable					1,533				1,533
Other comprehensive loss							(20,265)		(20,265)
Cash dividends paid (common stock)								(22,955)	(22,955)
Cash dividends paid (preferred stock)								(2,402)	(2,402)
ESOP dividend tax savings								159	159
Balance as of December 31, 2002	332,500	$33,250	48,044,208	$623,092	$ (4,146)	$ (11,928)	$ (20,364)	$ 126,137	$ 746,041
Net income								44,504	44,504
Stock purchased under compensatory plans			(37,439)	(513)				(145)	(658)
Stock distributed under compensatory plans			37,439	366		219			585
Employee Investment Plan (401-K)			130,603	1,462					1,462
Dividend Reinvestment Plan			169,198	2,381					2,381
Redemption of preferred stock	(17,500)	(1,750)				175			(1,575)
Repayments of note receivable					1,722				1,722
Other comprehensive income							12,324		12,324
Cash dividends paid (common stock)								(23,634)	(23,634)
Cash dividends paid (preferred stock)								(1,125)	(1,125)
ESOP dividend tax savings								141	141
Cumulative effect of accounting change	(315,000)	(31,500)				584			(30,916)
Balance as of December 31, 2003	-	-	48,344,009	$626,788	$ (2,424)	$ (10,950)	$ (8,040)	$ 145,878	$ 751,252

The Accompanying Notes are an Integral Part of These Statements.

SCHEDULE OF INFORMATION BY BUSINESS SEGMENTS

Avista Corporation

For the Years Ended December 31

Dollars in thousands

	2003	2002	2001
OPERATING REVENUES:			
Avista Utilities	$928,211	$893,964	$1,230,847
Energy Marketing and Resource Management	307,141	222,634	403,743
Avista Advantage	19,839	16,911	13,151
Other	13,581	14,645	16,385
Intersegment eliminations	(145,387)	(85,238)	(152,375)
Total operating revenues	$1,123,385	$1,062,916	$1,511,751
RESOURCE COSTS:			
Avista Utilities	$474,927	$453,525	$849,996
Energy Marketing and Resource Management	246,952	168,427	269,477
Intersegment eliminations	(145,387)	(85,238)	(152,375)
Total resource costs	$576,492	$536,714	$967,098
GROSS MARGINS (operating revenues less resource costs)			
Avista Utilities	$453,284	$440,439	$380,851
Energy Marketing and Resource Management	60,189	54,207	134,266
Total gross margins (operating revenues less resource costs)	$513,473	$494,646	$515,117
OPERATIONS AND MAINTENANCE EXPENSES:			
Avista Utilities	$107,697	$97,668	$97,831
Energy Marketing and Resource Management	4,900	-	-
Avista Advantage	11,813	13,569	16,302
Other	13,648	14,693	15,218
Total operations and maintenance expenses	$138,058	$125,930	$129,351
ADMINISTRATIVE AND GENERAL EXPENSES:			
Avista Utilities	$65,951	$63,751	$53,416
Energy Marketing and Resource Management	22,950	21,820	33,494
Avista Advantage	6,705	6,736	8,019
Other	1,888	13,340	8,388
Total administrative and general expenses	$97,494	$105,647	$103,317
DEPRECIATION AND AMORTIZATION EXPENSES:			
Avista Utilities	$72,068	$66,243	$61,383
Energy Marketing and Resource Management	1,259	1,227	2,188
Avista Advantage	2,652	2,968	3,928
Other	1,832	1,429	3,007
Total depreciation and amortization expenses	$77,811	$71,867	$70,506
INCOME FROM OPERATIONS:			
Avista Utilities	$146,777	$149,180	$114,927
Energy Marketing and Resource Management	30,078	29,211	94,669
Avista Advantage	(1,331)	(6,363)	(15,098)
Other	(3,821)	(14,886)	(10,432)
Total income from operations	$171,703	$157,142	$184,066
INCOME FROM CONTINUING OPERATIONS:			
Avista Utilities	$36,241	$36,382	$24,164
Energy Marketing and Resource Management	20,672	22,425	63,246
Avista Advantage	(1,334)	(4,253)	(10,748)
Other	(4,936)	(12,380)	(8,421)
Total income from continuing operations	$50,643	$42,174	$68,241
ASSETS:			
Avista Utilities	$2,563,572	$2,369,418	$2,569,798
Energy Marketing and Resource Management	1,013,213	1,349,626	1,506,185
Avista Advantage	36,405	31,733	20,288
Other	48,305	42,866	86,514
Discontinued Operations	-	5,900	27,919
Total assets	$3,661,495	$3,799,543	$4,210,704
CAPITAL EXPENDITURES:			
Avista Utilities	$102,271	$64,207	$119,905
Energy Marketing and Resource Management	2,013	17,531	157,020
Avista Advantage	459	1,109	2,664
Other	916	233	615
Total capital expenditures	$105,659	$83,080	$280,204

The Accompanying Notes are an Integral Part of These Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Avista Corporation (Avista Corp. or the Company) is an energy company engaged in the generation, transmission and distribution of energy as well as other energy-related businesses. Avista Utilities is an operating division of Avista Corp. comprising the regulated utility operations. Avista Utilities generates, transmits and distributes electricity in parts of eastern Washington and northern Idaho. Avista Utilities also provides natural gas distribution service in parts of eastern Washington, northern Idaho, northeast and southwest Oregon and in the South Lake Tahoe region of California. Avista Capital, a wholly owned subsidiary of Avista Corp., is the parent company of all of the subsidiary companies in the non-utility business segments.

The Company's operations are exposed to risks including, but not limited to, the price and supply of purchased power, fuel and natural gas, regulatory allowance of power and natural gas costs and capital investments, streamflow and weather conditions, the effects of changes in legislative and governmental regulations, changes in regulatory requirements, availability of generation facilities, competition, technology and availability of funding. Also, like other utilities, the Company's facilities and operations may be exposed to terrorism risks or other malicious acts. In addition, the energy business exposes the Company to the financial, liquidity, credit and commodity price risks associated with wholesale purchases and sales.

Basis of Reporting
The consolidated financial statements include the assets, liabilities, revenues and expenses of the Company and its subsidiaries. The accompanying financial statements include the Company's proportionate share of utility plant and related operations resulting from its interests in jointly owned plants (See Note 9).

Use of Estimates
The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements. Significant estimates include determining unbilled revenues, the market value of energy commodity assets and liabilities, pension and other postretirement benefit plan liabilities, and contingent liabilities. Changes in these estimates and assumptions are considered reasonably possible and may have a material effect on the consolidated financial statements and thus actual results could differ from the amounts reported and disclosed herein.

System of Accounts
The accounting records of the Company's utility operations are maintained in accordance with the uniform system of accounts prescribed by the Federal Energy Regulatory Commission (FERC) and adopted by the appropriate state regulatory commissions.

Regulation
The Company is subject to state regulation in Washington, Idaho, Montana, Oregon and California. The Company is subject to federal regulation by the FERC.

Business Segments
Financial information for each of the Company's business segments is reported in the Schedule of Information by Business Segments. Such information is an integral part of these consolidated financial statements. The business segment presentation reflects the basis currently used by the Company's management to analyze performance and determine the allocation of resources. Avista Utilities' business is managed based on the total regulated utility operation. The Energy Marketing and Resource Management business segment primarily consists of electricity and natural gas marketing, trading and resource management including optimization of energy assets owned by other entities and derivative commodity instruments such as futures, options, swaps and other contractual arrangements. Avista Advantage is a provider of utility bill processing, payment and information services to multi-site customers throughout North America. The Other business segment includes other investments and operations of various subsidiaries as well as the operations of Avista Capital on a parent company only basis.

Avista Utilities Operating Revenues
Operating revenues for Avista Utilities related to the sale of energy are generally recorded when service is rendered

or energy is delivered to customers. The determination of the energy sales to individual customers is based on the reading of their meters, which occurs on a systematic basis throughout the month. At the end of each month, the amount of energy delivered to customers since the date of the last meter reading is estimated and the corresponding unbilled revenue is estimated and recorded. Accounts receivable includes unbilled energy revenues of $9.0 million (net of $47.0 million of unbilled receivables sold) and $6.1 million (net of $40.9 million of unbilled receivables sold) as of December 31, 2003 and 2002, respectively. See Note 5 for information with respect to the sale of accounts receivable.

Avista Energy Operating Revenues

Effective January 1, 2003, Avista Energy follows Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" with respect to all contracts. Avista Energy reports the net margin on derivative commodity instruments held for trading as operating revenues. Revenues from contracts, which are not accounted for as derivatives under SFAS No. 133 and derivative commodity instruments not held for trading, are reported on a gross basis in operating revenues. For all periods ending on or before December 31, 2002, Avista Energy followed SFAS No. 133 with respect to all contracts entered into after October 25, 2002.

Avista Energy followed the mark-to-market method of accounting for energy contracts entered into for trading and price risk management purposes in compliance with Emerging Issues Task Force (EITF) Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities" through December 31, 2002 for contracts entered into on or prior to October 25, 2002. Avista Energy recognized revenue based on the change in the market value of outstanding derivative commodity sales contracts, net of future servicing costs and reserves, in addition to revenue related to settled contracts. EITF Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities" rescinded EITF Issue No. 98-10 and related interpretative guidance and effectively required a transition to SFAS No. 133. Under EITF Issue No. 02-3, mark-to-market accounting is precluded for energy trading contracts that are not derivatives pursuant to SFAS No. 133. The rescission of EITF Issue No. 98-10 also eliminated the recognition of physical inventories at fair value other than provided by other accounting standards.

Research and Development Expenses

Company-sponsored research and development expenditures are expensed as incurred. Research and development expenses totaled $0.4 million, $3.8 million and $8.4 million in 2003, 2002 and 2001, respectively. These expenses primarily related to the activities of Avista Labs and are included in discontinued operations.

Advertising Expenses

The Company expenses advertising costs as incurred. Advertising expenses totaled $1.4 million, $1.3 million and $1.8 million in 2003, 2002 and 2001, respectively.

Taxes other than income taxes

Taxes other than income taxes include state excise taxes, city occupational and franchise taxes, real and personal property taxes and certain other taxes not based on net income. These taxes are generally based on revenues or the value of property. Utility related taxes collected from customers are recorded as both operating revenue and expense and totaled $31.7 million, $33.1 million and $26.3 million in 2003, 2002 and 2001, respectively.

Other Income-Net

Other income-net consisted of the following items for the years ended December 31 (dollars in thousands):

	2003	2002	2001
Interest income	$4,810	$7,716	$19,049
Interest on power and natural gas deferrals	8,361	9,597	12,995
Impairment of non-operating assets	-	-	(8,240)
Net gain (loss) on the disposition of assets	(334)	(33)	2,884
Net gain (loss) on subsidiary investments	(1,207)	2,084	(180)
Minority interest	-	-	(656)
Other expense	(7,063)	(6,570)	(10,208)
Other income	1,606	4,467	4,437
Total	$6,173	$17,261	$20,081

Income Taxes

The Company and its eligible subsidiaries file consolidated federal income tax returns. Subsidiaries are charged or credited with the tax effects of their operations on a stand-alone basis. The Company's federal income tax returns were examined with all issues resolved, and all payments made, through the 2000 return.

The Company accounts for income taxes using the liability method. Under the liability method, a deferred tax asset or liability is determined based on the enacted tax rates that will be in effect when the differences between the financial statement carrying amounts and tax basis of existing assets and liabilities are expected to be reported in the Company's consolidated income tax returns. The deferred tax expense for the period is equal to the net change in the deferred tax asset and liability accounts from the beginning to the end of the period. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Stock-Based Compensation

The Company follows the disclosure only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, employee stock options are accounted for under Accounting Principle Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." Stock options are granted at exercise prices not less than the fair value of common stock on the date of grant. Under APB No. 25, no compensation expense is recognized pursuant to the Company's stock option plans.

If compensation expense for the Company's stock option plans were determined consistent with SFAS No. 123, net income and earnings per common share would have been the following pro forma amounts for the years ended December 31:

	2003	2002	2001
Net income (dollars in thousands):			
As reported	$44,504	$31,307	$12,156
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards, net of tax	2,186	3,051	2,801
Pro forma	$42,318	$28,256	$ 9,355
Basic earnings per common share			
As reported	$0.90	$0.60	$0.21
Pro forma	$0.85	$0.54	$0.15
Diluted earnings per common share			
As reported	$0.89	$0.60	$0.20
Pro forma	$0.85	$0.54	$0.15

Comprehensive Income

The Company's comprehensive income is comprised of net income, foreign currency translation adjustments, changes in the unfunded accumulated benefit obligation for the pension plan, unrealized gains and losses on interest rate swap agreements, unrealized gains and losses on derivative commodity instruments and unrealized gains and losses on investments available-for-sale.

Foreign Currency Translation Adjustment

The assets and liabilities of Avista Energy Canada, Ltd. and its subsidiary, Copac Management, Inc., are denominated in Canadian dollars and translated to United States dollars at exchange rates in effect on the balance sheet date. Revenues and expenses are translated using an average exchange rate. Translation adjustments resulting from this process are reflected as a component of other comprehensive income (loss) in the Consolidated Statements of Comprehensive Income.

Earnings Per Common Share

Basic earnings per common share is computed by dividing income available for common stock by the weighted average number of common shares outstanding for the period. Diluted earnings per common share is calculated by dividing income available for common stock by diluted weighted average common shares outstanding during the period, including common stock equivalent shares outstanding using the treasury stock method, unless such shares are anti-dilutive. Common stock equivalent shares include shares issuable upon exercise of stock options, contingently issuable shares and restricted stock. See Note 23 for earnings per common share calculations.

Cash and Cash Equivalents

For the purposes of the Consolidated Statements of Cash Flows, the Company considers all temporary investments with a purchased maturity of three months or less to be cash equivalents. Cash and cash equivalents include cash deposits from counterparties. See Note 8 for further information with respect to cash deposits from counterparties.

Restricted Cash

Restricted cash includes bank deposits of $15.0 million and $8.7 million as collateral for letters of credit issued under Avista Energy's credit agreement as of December 31, 2003 and 2002, respectively. See Note 16 for further information with respect to Avista Energy's credit agreement. Restricted cash also includes deposits held in trust of $1.5 million and $4.3 million for certain employees of Avista Energy as part of a bonus retention plan as of December 31, 2003 and 2002, respectively.

Securities held for trading

Securities held for trading represent the investment of cash held at Avista Energy in short-term instruments and are recorded at fair value on the Consolidated Balance Sheet with realized and unrealized gains and losses included in the Consolidated Statements of Income. Realized gains, realized losses and net unrealized gains were not material for 2003. The cost basis approximated the fair value of $18.9 million as of December 31, 2003. The Company did not have any securities held for trading during 2002 and 2001.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts to provide for estimated and potential losses on accounts receivable. The Company determines the allowance for utility and other customer accounts receivable based on historical write-offs as compared to accounts receivable and operating revenues. Additionally, the Company establishes specific allowances for certain individual accounts. The following table documents the activity in the allowance for doubtful accounts during the years ended December 31 (dollars in thousands):

	2003	2002	2001
Allowance as of the beginning of the year	$46,909	$50,211	$14,404
Additions expensed during the year	1,912	3,469	39,947
Net deductions	(2,439)	(6,771)	(4,140)
Allowance as of the end of the year	$46,382	$46,909	$50,211

Inventory

Inventory consists primarily of materials and supplies, fuel stock and natural gas stored. Inventory is recorded at the lower of cost or market, primarily using the average cost method.

Utility Plant in Service

The cost of additions to utility plant in service, including an allowance for funds used during construction and replacements of units of property and improvements, is capitalized. Costs of depreciable units of property retired plus costs of removal less salvage are charged to accumulated depreciation.

Allowance for Funds Used During Construction

The Allowance for Funds Used During Construction (AFUDC) represents the cost of both the debt and equity funds used to finance utility plant additions during the construction period. In accordance with the uniform system of accounts prescribed by regulatory authorities, AFUDC is capitalized as a part of the cost of utility plant and is credited currently as a non-cash item in the Consolidated Statements of Income in the line item capitalized interest. The Company generally is permitted, under established regulatory rate practices, to recover the capitalized AFUDC, and a fair return thereon, through its inclusion in rate base and the provision for depreciation after the related utility plant is placed in service. Cash inflow related to AFUDC generally does not occur until the related utility plant is placed in service and included in rate base.

The effective AFUDC rate was 9.72 percent for 2003 and the second half of 2002 and 9.03 percent for the first half of 2002 and 2001. The Company's AFUDC rates do not exceed the maximum allowable rates as determined in accordance with the requirements of regulatory authorities.

Depreciation

For utility operations, depreciation expense is estimated by a method of depreciation accounting utilizing unit rates for hydroelectric plants and composite rates for other utility plant. Such rates are designed to provide for retirements of properties at the expiration of their service lives. The rates for hydroelectric plants include annuity and interest components, in which the interest component is 9 percent. For utility operations, the ratio of depreciation provisions to average depreciable property was 2.98 percent in 2003, 2.92 percent in 2002 and 2.84 percent in 2001.

The average service lives for the following broad categories of utility property are: electric thermal production - 30 years; hydroelectric production - 77 years; electric transmission - 41 years; electric distribution - 46 years; and natural gas distribution property - 35 years.

The Company recovers certain asset retirement costs through rates charged to customers as a portion of its depreciation expense. The Company had estimated retirement costs of $197.7 million and $185.4 million included as a regulatory liability on the Consolidated Balance Sheet as of December 31, 2003 and 2002, respectively. These costs do not represent legal or contractual obligations.

Goodwill

Goodwill arising from acquisitions represents the excess of the purchase price over the estimated fair value of net assets acquired. The Company evaluates goodwill for impairment using a discounted cash flow model on at least an annual basis or more frequently if impairment indicators arise. Goodwill is included in non-utility properties and investments-net on the Consolidated Balance Sheets and totaled $7.5 million ($6.6 million in the Other business segment and $0.9 million in Energy Marketing and Resource Management) and $7.3 million ($6.6 million in the Other business segment and $0.7 million in Energy Marketing and Resource Management) as of December 31, 2003 and 2002 respectively. The level of goodwill as of December 31, 2003 and 2002 was supported by the value attributed to the operations acquired.

On January 1, 2002, the Company adopted a new accounting standard for goodwill, SFAS No. 142, "Goodwill and Other Intangible Assets" that requires that goodwill no longer be amortized. Accordingly, the Company determined that $4.1 million (net of tax) of goodwill was impaired and recorded this as a cumulative effect of accounting change for 2002. Goodwill amortization was $1.8 million, net of taxes, for 2001. Net income and basic and diluted earnings per common share would have been $14.0 million, $0.24 and $0.24, respectively, excluding goodwill amortization for 2001.

Regulatory Deferred Charges and Credits

The Company prepares its consolidated financial statements in accordance with the provisions of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." The Company prepares its financial statements in accordance with SFAS No. 71 because (i) the Company's rates for regulated services are established by or subject to approval by an independent third-party regulator, (ii) the regulated rates are designed to recover the Company's cost of providing the regulated services and (iii) in view of demand for the regulated services and the level of competition, it is reasonable to assume that rates can be charged to and collected from customers at levels that will recover the Company's costs. SFAS No. 71 requires the Company to reflect the impact of regulatory decisions in its financial statements. SFAS No. 71 requires that certain costs and/or obligations (such as incurred power and natural gas costs not currently recovered through rates, but expected to be recovered in the future) are reflected as deferred charges on the balance sheet. These costs and/or obligations are not reflected in the statement of income until the period during which matching revenues are recognized. If at some point in the future the Company determines that it no longer meets the criteria for continued application of SFAS No. 71 with respect to all or a portion of the Company's regulated operations, the Company could be required to write off its regulatory assets. The Company could also be precluded from the future deferral of costs not recovered through rates at the time such costs were incurred, even if the Company expected to recover such costs in the future.

The Company's primary regulatory assets include power and natural gas deferrals (see "Power Cost Deferrals and Recovery Mechanisms" and "Natural Gas Cost Deferrals and Recovery Mechanisms" below for further information), investment in exchange power (see "Investment in Exchange Power-Net" below for further information), regulatory assets for deferred income taxes (see Note 12 for further information), unamortized debt expense (see "Unamortized Debt Expense" below for further information), regulatory asset for consolidation of variable interest entity (see Note 2 for further information), demand side management programs, conservation programs and the provision for postretirement benefits. Those items without a specific line on the Consolidated Balance Sheets are included in other regulatory assets. Other regulatory assets consisted of the following as of December 31 (dollars in thousands):

	2003	2002
Regulatory asset for consolidation of variable interest entity	$16,707	$ -
Regulatory asset for postretirement benefit obligation	4,255	4,728
Demand side management and conservation programs	19,683	23,733
Other	3,736	1,274
Total	$44,381	$29,735

Regulatory liabilities include utility plant retirement costs. Deferred credits include, among other items, regulatory liabilities created when the Centralia Power Plant (Centralia) was sold, regulatory liabilities offsetting net energy commodity derivative assets (see Note 6 for further information) and the gain on the general office building sale/leaseback, which is being amortized over the life of the lease, and are included on the Consolidated Balance Sheets as other non-current liabilities and deferred credits.

Regulatory assets that are not currently included in rate base, being recovered in current rates or earning a return (accruing interest), totaled $24.3 million as of December 31, 2003. The most significant of these assets was the $16.7 million regulatory asset for the consolidation of a variable interest entity (WP Funding LP) and $5.3 million of demand side management programs. Avista Utilities' lease payments to WP Funding LP of $4.5 million are being recovered in current rates; the regulatory asset primarily represents the accumulated difference between depreciation expense on the plant and the principal payments made on the debt obligation (see Note 2), which will be reversed in future periods as debt principal payments are made. The balance of the demand side management regulatory asset will be reduced through future recoveries from customers that are more than future amounts expended on such programs.

Investment in Exchange Power-Net

The investment in exchange power represents the Company's previous investment in Washington Public Power Supply System Project 3 (WNP-3), a nuclear project that was terminated prior to completion. Under a settlement agreement with the Bonneville Power Administration in 1985, Avista Utilities began receiving power in 1987, for a 32.5-year period, related to its investment in WNP-3. Through a settlement agreement with the Washington Utilities and Transportation Commission (WUTC) in the Washington jurisdiction, Avista Utilities is amortizing the recoverable portion of its investment in WNP-3 (recorded as investment in exchange power) over a 32.5 year period beginning in 1987. For the Idaho jurisdiction, Avista Utilities has fully amortized the recoverable portion of its investment in exchange power.

Unamortized Debt Expense

Unamortized debt expense includes debt issuance costs that are amortized over the life of the related debt, as well as premiums paid to repurchase debt, which are amortized over the average remaining maturity of outstanding debt in accordance with regulatory accounting practices under SFAS No. 71. These costs are recovered through retail rates as a component of interest expense.

Natural Gas Benchmark Mechanism

The Idaho Public Utilities Commission (IPUC), WUTC and Oregon Public Utilities Commission (OPUC) approved Avista Utilities' Natural Gas Benchmark Mechanism in 1999. The mechanism eliminated the majority of natural gas procurement operations within Avista Utilities and placed responsibility for natural gas procurement operations in Avista Energy, the Company's non-regulated subsidiary. The ownership of the natural gas assets remains with Avista Utilities; however, the assets are managed by Avista Energy through an Agency Agreement. Avista Utilities continues to manage natural gas procurement for its California operations, which currently represents approximately four percent of its total natural gas therm sales.

The Natural Gas Benchmark Mechanism provides benefits to retail customers and allows Avista Energy to retain a portion of the benefits associated with asset optimization and the efficiencies gained in purchasing natural gas for Avista Utilities as part of a larger portfolio. In the first quarter of 2002, the IPUC and the OPUC approved the continuation of the Natural Gas Benchmark Mechanism and related Agency Agreement through March 31, 2005. In January 2003, the WUTC approved the continuation of the Natural Gas Benchmark Mechanism and related Agency Agreement through January 29, 2004. In February 2004, the WUTC ordered that the Natural Gas Benchmark Mechanism and related Agency Agreement be terminated for Washington customers and ordered Avista Utilities to file a transition plan to move management of these functions back into Avista Utilities.

In accordance with SFAS No. 71, profits recognized by Avista Energy on natural gas sales to Avista Utilities, including gains and losses on natural gas contracts, are not eliminated in the consolidated financial statements. This is due to the fact that Avista Utilities expects to recover the costs of natural gas purchases to serve retail customers and for fuel for electric generation through future retail rates.

Power Cost Deferrals and Recovery Mechanisms

Avista Utilities defers the recognition in the income statement of certain power supply costs as approved by the WUTC. Deferred power supply costs are recorded as a deferred charge on the balance sheet for future review and the opportunity for recovery through retail rates. The power supply costs deferred include certain differences between actual power supply costs incurred by Avista Utilities and the costs included in base retail rates. This difference in power supply costs primarily results from changes in short-term wholesale market prices, changes in the level of hydroelectric generation and changes in the level of thermal generation (including changes in fuel prices). Avista Utilities accrues interest on deferred power costs in the Washington jurisdiction at a rate, which is adjusted semi-annually, of 8.5 percent as of December 31, 2003. Total deferred power costs for Washington customers were $125.7 million and $123.7 million as of December 31, 2003 and 2002, respectively.

The WUTC issued an order that became effective July 1, 2002 for restructuring of rate increases previously approved by the WUTC totaling 31.2 percent. The July 2002 rate change increased base retail rates 19.3 percent and provided an 11.9 percent continuing surcharge for the recovery of deferred power costs. The WUTC rate order also established an Energy Recovery Mechanism (ERM) effective July 1, 2002. The ERM replaced a series of temporary deferral mechanisms that had been in place in Washington since mid-2000. The ERM allows Avista Utilities to increase or decrease electric rates periodically with WUTC approval to reflect changes in power supply costs. The ERM provides for Avista Utilities to incur the cost of, or receive the benefit from, the first $9.0 million in annual power supply costs above or below the amount included in base retail rates. Under the ERM, 90 percent of annual power supply costs exceeding or below the initial $9.0 million are deferred for future surcharge or rebate to Avista Utilities' customers. The remaining 10 percent of power supply costs are an expense of, or benefit to, the Company.

Under the ERM, Avista Utilities makes an annual filing to provide the opportunity for the WUTC and other interested parties to review the prudence of and audit the ERM deferred power cost transactions for the prior calendar year. Avista Utilities made its first annual filing with the WUTC in March 2003 related to $18.4 million of deferred power costs incurred for the period July 1, 2002 through December 31, 2002. In January 2004, the WUTC approved a settlement agreement among Avista Utilities, the WUTC staff and the Industrial Customers of Northwest Utilities, which provided for Avista Utilities to write off $2.5 million (recorded in 2003) of previously deferred power costs related to the delay of the Coyote Springs 2 project in 2002 and 2003 and allows recovery of all other deferred power costs incurred through December 31, 2002.

Avista Utilities has a power cost adjustment (PCA) mechanism in Idaho that allows it to modify electric rates periodically with IPUC approval. Under the PCA mechanism, Avista Utilities defers 90 percent of the difference between certain actual net power supply expenses and the authorized level of net power supply expenses approved in the last Idaho general rate case. Avista Utilities accrues interest on deferred power costs in the Idaho jurisdiction at a rate, which is adjusted annually, of 1.0 percent on current year deferrals and 3.0 percent on carryover balances as of December 31, 2003. The IPUC originally approved a 19.4 percent surcharge in October 2001, which has been extended through October 2004 for recovery of previously deferred power costs. Based on IPUC staff recommendations and IPUC orders, the prudence of $11.9 million of deferred power costs will be reviewed in the electric general rate case that Avista Utilities filed in February 2004. Total deferred power costs for Idaho customers were $30.3 million and $31.5 million as of December 31, 2003 and 2002, respectively.

Natural Gas Cost Deferrals and Recovery Mechanisms

Under established regulatory practices in each respective state, Avista Utilities is allowed to adjust its natural gas rates periodically (with regulatory approval) to reflect increases or decreases in the cost of natural gas purchased. Differences between actual natural gas costs and the natural gas costs already included in retail rates are deferred and charged or credited to expense when regulators approve inclusion of the cost changes in rates. Total deferred natural gas costs were $15.4 million and $11.5 million as of December 31, 2003 and 2002, respectively.

Intersegment Eliminations

Intersegment eliminations represent the transactions between Avista Utilities and Avista Energy for energy commodities and services, primarily natural gas purchased by Avista Utilities under the Agency Agreement.

Reclassifications

Certain prior period amounts were reclassified to conform to current statement format. These reclassifications were made for comparative purposes and to conform to changes in accounting standards and have not affected previously reported total net income or common equity.

NOTE 2. NEW ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations" which addresses financial accounting and reporting for legal or contractual obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement requires the recording of the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the associated costs of the asset retirement obligation will be capitalized as part of the carrying amount of the related long-lived asset. The liability will be accreted to its present value each period and the related capitalized costs will be depreciated over the useful life of the related asset. Upon retirement of the asset, the Company will either settle the retirement obligation for its recorded amount or incur a gain or loss. The adoption of this statement on January 1, 2003 did not have a material effect on the Company's financial condition or results of operations.

The Company recovers certain utility plant retirement costs through rates charged to customers as a component of depreciation expense. To conform to SFAS No. 143, the Company has reclassified $197.7 million and $185.4 million of utility plant retirement costs previously recorded in accumulated depreciation to regulatory liabilities as of December 31, 2003 and 2002, respectively. These costs do not represent legal or contractual obligations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" which nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This statement requires that a liability for a cost associated with an exit or disposal activity is recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also requires the initial measurement of the liability at fair value. This statement is effective for exit or disposal activities that were initiated after December 31, 2002. The adoption of this statement did not have any effect on the Company's financial condition or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" which amends SFAS No. 123 "Accounting for Stock-Based Compensation." This statement provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based compensation. In addition, this statement requires the disclosure of pro forma net income and earnings per common share had the Company adopted the fair value method of accounting for stock-based compensation in a more prominent place in the financial statements (see Note 1 "Stock-based Compensation"). This statement also requires the disclosure of pro forma net income and earnings per common share in interim as well as annual financial statements. The alternative transition methods and annual financial statement disclosures are effective for fiscal years ending after December 15, 2002. Interim disclosures are required for periods ending after December 15, 2002. The adoption of this statement affects the Company's disclosures. As the Company has not elected to adopt the fair value method of accounting for stock-based compensation, the adoption of this statement does not have any effect on the Company's financial condition or results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends SFAS No. 133 for decisions made: (1) as part of the Derivatives Implementation Group process that effectively required amendments to SFAS No. 133; (2) in connection with other FASB projects dealing with financial instruments; and (3) in connection with implementation issues raised in relation to the application of the definition of a derivative, (in particular, the meaning of an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors, the meaning of underlying, and the characteristics of a derivative that contain financing components). This statement is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The provisions of SFAS No. 149 that relate to SFAS No. 133 implementation issues that were effective for fiscal quarters that began prior to June 15, 2003 should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of "when-issued" securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. Avista Utilities has entered into certain forward contracts to purchase or sell power and natural gas used for generation that no longer meet the normal purchases and sales exception in accordance with the provisions of SFAS No. 149. This statement requires that substantially all new forward contracts to purchase or sell power and natural gas used for generation, which were entered into on or after July 1, 2003, be recorded as assets or liabilities at market value with an offsetting regulatory asset or liability as authorized by regulatory accounting orders (see Note 6). In accordance with the provisions of

SFAS No. 149, Avista Utilities recorded derivative assets of $1.5 million and derivative liabilities of $0.1 million as of December 31, 2003.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement requires the Company to classify certain financial instruments as liabilities that have historically been classified as equity. This statement requires the Company to classify as a liability financial instruments that are subject to mandatory redemption at a specified or determinable date or upon an event that is certain to occur. This statement was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. The restatement of financial statements for prior periods is not permitted. The adoption of this statement required the Company to classify $31.5 million of preferred stock subject to mandatory redemption as liabilities on the Consolidated Balance Sheet. The adoption of this statement also required the Company to classify preferred stock dividends of $1.1 million for the period from July 1, 2003 through December 31, 2003 as interest expense in the Consolidated Statements of Income. The adoption of this statement does not cause the Company to fail to meet any of the covenants of the Company's $245.0 million committed line of credit, including covenants not to permit the ratio of "consolidated total debt" to "consolidated total capitalization" of Avista Corp. to be greater than 65 percent at the end of any fiscal quarter as the covenant calculations exclude the effect of changes in accounting standards.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement requires expanded disclosures with respect to pension plan assets, benefit obligations, cash flows, benefit costs and other relevant information. However, this statement does not change the measurement and recognition provisions of previous FASB statements related to pensions and other postretirement benefits. The Company was required to adopt this statement for 2003. The adoption of this statement did not have any effect on the Company's financial condition or results of operations. The expanded disclosures required by this statement are included in Note 11.

Avista Energy accounted for energy commodity trading activity in compliance with EITF Issue No. 98-10 through December 31, 2002 for contracts entered into on or prior to October 25, 2002. Under EITF Issue No. 98-10, Avista Energy recognized revenue based on the change in the market value of outstanding derivative commodity sales contracts, net of future servicing costs and reserves, in addition to revenue related to settled contracts. In October 2002, the EITF rescinded Issue No. 98-10. As such, Avista Energy was required to account for energy trading contracts that meet the definition of a derivative at market value in compliance with SFAS No. 133 as of January 1, 2003. Contracts not meeting the definition of a derivative are no longer accounted for at market value and include Avista Energy's Agency Agreement with Avista Utilities, natural gas storage contracts, tolling agreements and natural gas transportation agreements. The transition from EITF Issue No. 98-10 to accrual based accounting resulted in the adjustment of the contracts not considered derivatives from their market value to their cost basis. Any gains or losses on contracts that are not considered derivatives are recognized when the contracts are settled or realized. The Company anticipates that the changes will primarily affect the timing of the recognition of income or loss in earnings, and not change the underlying economics or cash flows of transactions entered into by Avista Energy. The transition to SFAS No. 133 increased the volatility in reported earnings due to the fact that certain contracts, which are not considered derivatives, are economically hedged by contracts that are accounted for as derivative instruments at market value under SFAS No. 133. During September 2003, Avista Energy implemented hedge accounting for certain transactions (see Note 7). This should partially mitigate the effects from the transition to SFAS No. 133 and reduce the volatility of reporting earnings on a prospective basis. On January 1, 2003, Avista Energy recorded as a cumulative effect of accounting change a charge of $1.2 million (net of tax) related to the transition from EITF Issue No. 98-10 to SFAS No. 133.

In July 2003, the EITF reached consensus on Issue No. 03-11, "Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133 and Not Held for Trading Purposes as Defined in EITF Issue No. 02-3." This EITF Issue requires that revenues and resource costs from Avista Utilities' settled energy contracts that are "booked out" (not physically delivered) should be reported on a net basis as part of operating revenues effective October 1, 2003. Derivatives not held for trading purposes at Avista Energy are reported gross; unless they are "booked out" or the economic substance indicates that net reporting is appropriate. The adoption of this EITF Issue resulted in a reduction in operating revenues and resource costs of approximately $1.2 million for 2003 as compared to historical periods for Avista Utilities. This effect on operating revenues and resource costs will be more significant in 2004 and subsequent years as the netting of "booked out" contracts will be recorded for the entire year.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation clarifies the requirements of SFAS No. 5, "Accounting for Contingencies" relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. This interpretation requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement provisions of this interpretation are to be applied on a prospective basis to guarantees issued or modified subsequent to December 31, 2002 and did not have a material effect on the Company's financial condition or results of operations. The disclosure requirements of this interpretation are effective for financial statements issued for periods that end after December 15, 2002. See Note 19 for disclosure of the Company's guarantees.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," which was revised in December 2003 (collectively referred to as FIN 46). In October 2003, the implementation of FIN 46 was delayed from the third quarter of 2003 to the fourth quarter of 2003. In general, a variable interest entity does not have equity investors with voting rights or it has equity investors that do not provide sufficient financial resources for the entity to support its activities. Variable interest entities are commonly referred to as special purpose entities or off-balance sheet structures; however, FIN 46 applies to a broader group of entities. FIN 46 requires a variable interest entity to be consolidated by the primary beneficiary of that entity. The primary beneficiary is subject to a majority of the risk of loss from the variable interest entity's activities or it is entitled to receive a majority of the entity's residual returns. FIN 46 also requires disclosure of variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 applied immediately to variable interest entities created after January 31, 2003 and applied to certain existing variable interest entities for the first fiscal year or interim period ending after December 15, 2003. Application for all other types of entities is required for periods ending after March 15, 2004.

FIN 46 required the Company to consolidate WP Funding LP effective for the period ended December 31, 2003. WP Funding LP is an entity that was formed in 1993 for the purpose of acquiring the natural gas-fired combustion turbine generating facility in Rathdrum, Idaho (Rathdrum CT). WP Funding LP purchased the Rathdrum CT from the Company with funds provided by unrelated investors of which 97 percent represented debt and 3 percent represented equity. The Company operates the Rathdrum CT and leases it from WP Funding LP. The total amount of WP Funding LP debt outstanding was $54.6 million as of December 31, 2003. The lease term expires in February 2020; however, the current debt matures in October 2005 and will need to be refinanced at that time. As of December 31, 2003, the book value of the debt and equity of WP Funding LP exceeded the book value of the Rathdrum CT by $16.7 million. In accordance with regulatory accounting practices, the Company recorded this amount as a regulatory asset upon the consolidation of WP Funding LP. The addition of the Rathdrum CT to Avista Utilities' generation resource base, which entered commercial operation in 1995, was reviewed in previous state regulatory filings with the WUTC and IPUC. The consolidation of WP Funding LP increased long-term debt by $54.6 million, net utility property by $39.6 million, other regulatory assets by $16.7 million and other liabilities by $1.7 million (representing minority interest) as of December 31, 2003.

FIN 46 also resulted in the Company no longer including Avista Capital I and Avista Capital II in its consolidated financial statements for the period ended December 31, 2003. Avista Capital I and Avista Capital II are business trusts formed in 1997 for the purpose of issuing a combined $110.0 million of preferred trust securities to third parties and $3.4 million of common trust securities to Avista Corp. The sole assets of Avista Capital I and Avista Capital II are $113.4 million of junior subordinated deferrable interest debentures of Avista Corp. Avista Capital I and Avista Capital II are considered variable interest entities under the provisions of FIN 46. As Avista Corp. is not the primary beneficiary, these entities are no longer included in Avista Corp.'s consolidated financial statements. The removal of Avista Capital I and Avista Capital II resulted in a decrease in preferred trust securities of $100.0 million, an increase in long-term debt to affiliated trusts of $113.4 million and an increase in investments in affiliated trusts of $13.4 million (representing the $3.4 million of common trust securities and $10.0 million of preferred trust securities purchased by Avista Corp. in 2000) as of December 31, 2003. Interest expense to affiliated trusts of $1.5 million in the Consolidated Statements of Income for 2003 represents interest expense on the $113.4 million of long-term debt to affiliated trusts for the fourth quarter of 2003.

The adoption FIN 46 does not cause the Company to fail to meet any of the covenants of the Company's $245.0 million committed line of credit, including covenants not to permit the ratio of "consolidated total debt" to "consolidated total capitalization" of Avista Corp. to be greater than 65 percent at the end of any fiscal quarter as the covenant calculations exclude the effect of changes in accounting standards.

Recent FASB staff interpretations of FIN 46 indicate that certain forward contracts, such as tolling agreements, may be variable interests. Depending on these interpretations and the Company's evaluation of certain contracts, Avista Energy may need to consolidate Rathdrum Power, LLC (RP LLC) in the first quarter of 2004. RP LLC, an unconsolidated entity that is 49 percent owned by Avista Power, operates a 270 MW natural gas-fired combustion turbine plant in northern Idaho (Lancaster Project). All of the output from the Lancaster Project is contracted to Avista Energy through 2026 years under a Power Purchase Agreement. As of December 31, 2003, RP LLC had total assets of $141.0 million, which primarily consisted of net property, plant and equipment of $125.3 million. As of December 31, 2003 RP LLC had $117.2 million of debt outstanding and $19.3 million of shareholders' equity. There is no recourse to the Company with respect to the debt of RP LLC.

NOTE 3. DISCONTINUED OPERATIONS

In July and September 2003, Avista Corp. announced total investments of $12.2 million by private equity investors in a new entity, AVLB, Inc., which acquired the assets previously held by Avista Corp.'s fuel cell manufacturing and development subsidiary, Avista Labs. As of December 31, 2003, Avista Corp. had an ownership interest of approximately 17.5 percent in AVLB, Inc., with the opportunity but no further obligation to fund or invest in this business. Avista Corp.'s investment in AVLB, Inc. is accounted for under the cost method. Revenues for Avista Labs were $0.5 million, $0.7 million and $0.7 million in 2003 (through June 30), 2002 and 2001, respectively.

In September 2001, the Company reached a decision that it would dispose of substantially all of the assets of Avista Communications. The divestiture of the operating assets of Avista Communications was complete by the end of 2002. Revenues for Avista Communications were $3.5 million and $11.5 million in 2002 and 2001, respectively.

Concurrent with the decision to dispose of Avista Communications, the Company assessed the carrying value of assets and goodwill of Avista Communications. The assets and goodwill of Avista Communications were written down to the estimated fair value based upon the planned disposal of the assets. The total charges of $58.4 million incurred in 2001 were comprised of the following: $48.2 million for asset impairment, $7.1 million for goodwill impairment and $3.1 million for exit costs and other costs to sell Avista Communications.

Amounts reported as discontinued operations for 2003 represent the operations of Avista Labs. Amounts reported as discontinued operations for 2002 and 2001 represents the operations of Avista Labs and Avista Communications as follows:

	Avista Labs	Avista Communications	Total
Year ended December 31, 2002			
Income (loss) before income taxes	$(12,960)	$2,499	$(10,461)
Minority interest	241	-	241
Income tax benefit (expense)	4,855	(1,354)	3,501
Income (loss) from discontinued operations	$ (7,864)	$1,145	$ (6,719)
Year ended December 31, 2001			
Loss before income taxes	$(15,708)	$(21,130)	$(36,838)
Asset impairment charges	-	(58,417)	(58,417)
Minority interest	873	4,319	5,192
Income tax benefit	6,199	27,779	33,978
Loss from discontinued operations	$ (8,636)	$(47,449)	$(56,085)

NOTE 4. IMPAIRMENT OF ASSETS

During the fourth quarter of 2003, the Company recorded an impairment related to a turbine owned by Avista Power (Energy Marketing and Resource Management segment). This charge of $4.9 million for 2003 is included in operations and maintenance expense in the Consolidated Statements of Income. The Company originally planned to use four turbines in a non-regulated generation project. Due to changing market conditions during 2001, the Company decided to no longer pursue the development of this project and reached an agreement to sell three of the turbines (see paragraph below). During 2002 and the first three quarters of 2003, the Company explored various options for use of the fourth turbine, primarily for added generation at Avista Utilities. However, during the fourth quarter of 2003, the Company determined these options were not economically feasible and wrote down the carrying value of the turbine to estimated fair value less selling costs.

In 2001, the Company recorded an impairment related to three turbines owned by Avista Power. This resulted in a charge of $8.2 million for 2001 included in other income-net in the Consolidated Statements of Income.

NOTE 5. ACCOUNTS RECEIVABLE SALE

In 1997, Avista Receivables Corp. (ARC) was formed as a wholly owned, bankruptcy-remote subsidiary of the Company for the purpose of acquiring or purchasing interests in certain accounts receivable, both billed and unbilled, of the Company. On May 29, 2002, ARC, the Company and a third-party financial institution entered into a three-year agreement whereby ARC can sell without recourse, on a revolving basis, up to $100.0 million of those receivables. ARC is obligated to pay fees that approximate the purchaser's cost of issuing commercial paper equal in value to the interests in receivables sold. On a consolidated basis, the amount of such fees is included in operating expenses of the Company. As of December 31, 2003 and 2002, $72.0 million and $65.0 million, respectively, in accounts receivables were sold under this revolving agreement.

NOTE 6. UTILITY ENERGY COMMODITY DERIVATIVE ASSETS AND LIABILITIES

SFAS No. 133, as amended by SFAS No. 138, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires the recording of all derivatives as either assets or liabilities on the balance sheet measured at estimated fair value and the recognition of the unrealized gains and losses. In certain defined conditions, a derivative may be specifically designated as a hedge for a particular exposure. The accounting for derivatives depends on the intended use of the derivatives and the resulting designation.

Avista Utilities enters into forward contracts to purchase or sell energy. Under these forward contracts, Avista Utilities commits to purchase or sell a specified amount of energy at a specified time, or during a specified period, in the future. Certain of these forward contracts are considered derivative instruments. Avista Utilities also records derivative commodity assets and liabilities for over-the-counter and exchange-traded derivative instruments as well as certain long-term contracts. These contracts are entered into as part of Avista Utilities' management of its loads and resources as discussed in Note 7. In conjunction with the issuance of SFAS No. 133, the WUTC and the IPUC issued accounting orders authorizing Avista Utilities to offset any derivative assets or liabilities with a regulatory asset or liability. This accounting treatment is intended to defer the recognition of mark-to-market gains and losses on energy commodity transactions until the period of settlement. The order provides for Avista Utilities to not recognize the unrealized gain or loss on utility derivative commodity instruments in the Consolidated Statements of Income. Realized gains or losses are recognized in the period of settlement subject to current or future recovery in retail rates. Realized gains and losses are reflected as adjustments through purchased gas cost adjustments, the ERM and the PCA mechanism.

Prior to the adoption of SFAS No. 149 on July 1, 2003, Avista Utilities elected the normal purchases and sales exception for substantially all of its contracts for both capacity and energy under SFAS No. 133. As such, Avista Utilities was not required to record these contracts as derivative commodity assets and liabilities. See Note 2 for a discussion of prospective changes that impact the accounting for contracts when entered on or after July 1, 2003, in accordance with SFAS No. 149. Contracts that are not considered derivatives under SFAS No. 133 are generally accounted for at cost until they are settled or realized, unless there is a decline in the fair value of the contract that is determined to be other than temporary.

As of December 31, 2003, the utility derivative commodity asset balance was $39.5 million, the derivative commodity liability balance was $36.1 million and the offsetting net regulatory liability was $3.4 million. As of December 31, 2002, the utility derivative commodity asset balance was $60.3 million, the derivative commodity liability balance was $50.1 million and the offsetting net regulatory liability was $10.2 million. Utility derivative assets and liabilities, as well as the offsetting net regulatory asset or liability, can change significantly from period to period due to the settlement of contracts, the entering of new contracts and changes in commodity prices. The offsetting net regulatory liability is included in other non-current liabilities and deferred credits on the Consolidated Balance Sheet.

NOTE 7. ENERGY COMMODITY TRADING

The Company's energy-related businesses are exposed to risks relating to, but not limited to, changes in certain commodity prices, interest rates, foreign currency and counterparty performance. In order to manage the various risks relating to these exposures, Avista Utilities utilizes derivative instruments, such as forwards, futures, swaps and options, and Avista Energy engages in the trading of such instruments. Avista Utilities and Avista Energy use a variety of techniques to manage risks for their energy resources and wholesale energy market activities. The Company has risk management policies and procedures to manage these risks, both qualitative and quantitative, for

Avista Utilities and Avista Energy. The Company's Risk Management Committee, which is separate from the units tasked with managing this risk exposure and is overseen by the Audit Committee of the Company's Board of Directors, monitors compliance with the Company's risk management policies and procedures.

Avista Utilities

Avista Utilities engages in an ongoing process of resource optimization, which involves the pursuit of economic resources to serve load obligations and using existing resources to capture available economic value. Avista Utilities sells and purchases wholesale electric capacity and energy to and from utilities and other entities as part of the process of acquiring resources to serve its retail and wholesale load obligations. These transactions range from a term as short as one hour up to long-term contracts that extend beyond one year. Avista Utilities makes continuing projections of (1) future retail and wholesale loads based on, among other things, forward estimates of factors such as customer usage and weather as well as historical data and contract terms and (2) resource availability based on, among other things, estimates of streamflows, generating unit availability, historic and forward market information and experience. On the basis of these continuing projections, Avista Utilities makes purchases and sales of energy on an annual, quarterly, monthly, daily and hourly basis to match expected resources to expected energy requirements. Resource optimization also includes transactions such as purchasing fuel to run thermal generation and, when economic, selling fuel and substituting wholesale market purchases for the operation of Avista Utilities' own resources, as well as other wholesale transactions to capture the value of available generation and transmission resources. This optimization process includes entering into financial and physical hedging transactions as a means of managing risks.

Avista Utilities manages the impact of fluctuations in electric energy prices by establishing volume limits for the imbalance between projected loads and resources and through the use of derivative commodity instruments for hedging purposes. Any load/resource imbalances within a rolling 18-month planning horizon are managed within risk policy volumetric limits. Management also assesses available resource decisions and actions that are appropriate for longer-term planning periods. Avista Energy is responsible for the daily management of natural gas supplies to meet the requirements of Avista Utilities' customers in the states of Washington, Idaho and Oregon. In February 2004, the WUTC ordered that the Natural Gas Benchmark Mechanism and related Agency Agreement be terminated for Washington customers (see description of Natural Gas Benchmark Mechanism in Note 1). Avista Utilities continues to manage natural gas procurement for its California operations, which currently represents approximately four percent of its total natural gas therm sales.

Avista Energy

Avista Energy is an electricity and natural gas marketing, trading and resource management business. Avista Energy focuses on optimization of combustion turbines and hydroelectric assets owned by other entities, long-term electric supply contracts, natural gas storage, and electric and natural gas transmission and transportation arrangements. Avista Energy is also involved in trading electricity and natural gas, including derivative commodity instruments. Avista Energy purchases natural gas and electricity from producers and energy marketing and trading companies. Its customers include commercial and industrial end-users, electric utilities, natural gas distribution companies, and energy marketing and trading companies.

Avista Energy's marketing and energy risk management services are provided through the use of a variety of derivative commodity contracts to purchase or supply natural gas and electric energy at specified delivery points and at specified future dates. Avista Energy trades natural gas and electricity derivative commodity instruments on national exchanges and through other exchanges and brokers, and therefore can experience net open positions in terms of price, volume, and specified delivery point. The open positions expose Avista Energy to the risk that fluctuating market prices may adversely impact its financial condition or results of operations. However, the net open position is actively managed with strict policies designed to limit the exposure to market risk and requiring daily reporting to management of potential financial exposure.

Avista Energy measures the risk in its electric and natural gas portfolio daily utilizing a Value-at-Risk (VAR) model, which monitors its risk in comparison to established thresholds. VAR measures the expected portfolio loss under hypothetical adverse price movements over a given time interval within a given confidence level. Avista Energy also measures its open positions in terms of volumes at each delivery location for each forward time period. The extent of open positions is included in the risk management policy and is measured with stress tests and VAR modeling.

Derivative commodity instruments sold and purchased by Avista Energy include: forward contracts, which involve physical delivery of an energy commodity; futures contracts, which involve the buying or selling of natural gas or electricity at a fixed price; over-the-counter swap agreements, which require Avista Energy to receive or make payments based on the difference between a specified price and the actual price of the underlying commodity; and options, which mitigate price risk by providing for the right, but not the requirement, to buy or sell energy-related commodities at a fixed price. Foreign currency risks are primarily related to Canadian exchange rates and are managed using standard instruments available in the foreign currency markets.

Avista Energy's derivative commodity instruments accounted for under SFAS No. 133 are subject to mark-to-market accounting, under which changes in the market value of outstanding electric, natural gas and related derivative commodity instruments are recognized as unrealized gains or losses in the period of change. Market prices are utilized in determining the value of the electric, natural gas and related derivative commodity instruments. For electric derivative commodity instruments, these market prices are generally available through two years. For natural gas derivative commodity instruments, these market prices are generally available through three years. For longer-term positions and certain short-term positions for which market prices are not available, a model to estimate forward price curves is utilized. Avista Energy reports the net margin on derivative commodity instruments held for trading as operating revenues. Revenues from contracts, which are not accounted for as derivatives under SFAS No. 133 and derivative commodity instruments not held for trading, are reported on a gross basis in operating revenues. Costs from contracts, which are not accounted for as derivatives under SFAS No. 133 and derivative instruments not held for trading, are reported on a gross basis in resource costs. Contracts in a receivable position, as well as the options held, are reported as assets. Similarly, contracts in a payable position, as well as options written, are reported as liabilities. Net cash flows are recognized in the period of settlement.

Avista Energy implemented hedge accounting in accordance with SFAS No. 133 during the third quarter of 2003. Specific natural gas and electric trading derivative contracts have been designated as hedging instruments in cash flow hedging relationships. The hedge strategies represent cash flow hedges of the variable price risk associated with expected purchases of natural gas and sales of electricity. These designated hedging instruments represent hedges of variable price exposures generated from certain contracts, which do not qualify as derivatives under SFAS No. 133. For all derivatives designated as cash flow hedges, Avista Energy documents the relationship between the hedging instrument and the hedged item (forecasted purchases and sales of power and natural gas), as well as the risk management objective and strategy for using the hedging instrument. Avista Energy assesses whether a change in the value of the designated derivative is highly effective in achieving offsetting cash flows attributable to the hedged item, both at the inception of the hedge and on an ongoing basis. Any changes in the fair value of the designated derivative that are effective are recorded in accumulated other comprehensive income or loss, while changes in fair value that are not effective are recognized currently in earnings as operating revenues. Amounts recorded in accumulated other comprehensive income or loss are recognized in earnings during the period that the hedged items are recognized in earnings.

During 2003, a gain of less than $0.1 million related to hedge ineffectiveness was recorded in earnings as operating revenues. As of December 31, 2003, there was a gain of $1.8 million (net of tax) in accumulated other comprehensive income (loss) related to designated cash flow hedges, while a gain of $0.5 million (net of tax) was reclassified from accumulated comprehensive income (loss) and recognized in earnings during 2003. Of the amount in accumulated other comprehensive income (loss) as of December 31, 2003, Avista Energy expects to recognize $1.7 million in earnings during the next 12 months. The actual amounts that will be recognized in earnings during the next 12 months will vary from the expected amounts as a result of changes in market prices. The maximum term of the designated hedging instruments was 15 months.

Contract Amounts and Terms Under Avista Energy's derivative instruments, Avista Energy either (i) as "fixed price payor," is obligated to pay a fixed price or a fixed amount and is entitled to receive the commodity or a fixed amount or (ii) as "fixed price receiver," is entitled to receive a fixed price or a fixed amount and is obligated to deliver the commodity or pay a fixed amount or (iii) as "index price payor," is obligated to pay an indexed price or an indexed amount and is entitled to receive the commodity or a variable amount or (iv) as "index price receiver," is entitled to receive an indexed price or amount and is obligated to deliver the commodity or pay a variable amount.

The contract or notional amounts and terms of Avista Energy's derivative commodity instruments outstanding as of December 31, 2003 are set forth below (in thousands of mmBTUs and MWhs):

	Fixed Price Payor	Fixed Price Receiver	Maximum Terms in Years	Index Price Payor	Index Price Receiver	Maximum Terms in Years
Energy commodities (volumes)						
Electric	41,975	43,524	14	113	402	1
Natural gas	159,207	140,548	3	1,061,402	1,050,424	4

The weighted average term of Avista Energy's electric derivative commodity instruments as of December 31, 2003 was approximately 9 months. The weighted average term of Avista Energy's natural gas derivative commodity instruments as of December 31, 2003 was approximately 4 months.

Estimated Fair Value The estimated fair value of Avista Energy's derivative commodity instruments outstanding as of December 31, 2003, and the average estimated fair value of those instruments held during the year ended December 31, 2003, are set forth below (dollars in thousands):

	Estimated Fair Value as of December 31, 2003				Average Estimated Fair Value for the year ended December 31, 2003			
	Current Assets	Long-term Assets	Current Liabilities	Long-term Liabilities	Current Assets	Long-term Assets	Current Liabilities	Long-term Liabilities
Electric	$134,454	$226,086	$112,105	$184,862	$241,426	$295,949	$219,915	$261,737
Natural gas	119,222	16,273	117,537	7,869	94,037	14,621	71,909	11,220
Total	$253,676	$242,359	$229,642	$192,731	$335,463	$310,570	$291,824	$272,957

The change in the estimated fair value position of Avista Energy's energy commodity portfolio, net of reserves for credit and market risk for 2003 was an unrealized loss of $22.1 million and is included in the Consolidated Statements of Income in operating revenues. The change in the fair value position for 2002 was an unrealized loss of $91.9 million. In 2001, the unrealized loss was $30.2 million.

Market Risk

Market risk is, in general, the risk of fluctuation in the market price of the commodity being traded and is influenced primarily by supply and demand. Market risk includes the fluctuation in the market price of associated derivative commodity instruments. Market risk is influenced to the extent that the performance or nonperformance by market participants of their contractual obligations and commitments affect the supply of, or demand for, the commodity.

Avista Utilities and Avista Energy manage, on a portfolio basis and on a delivery point basis, the market risks inherent in their activities subject to parameters established by the Company's Risk Management Committee. These parameters include but are not limited to overall portfolio and delivery point volumetric limits. Market risks are monitored by the Risk Management Committee to ensure compliance with the Company's risk management policies. Avista Utilities measures exposure to market risk through daily evaluation of the imbalance between projected loads and resources. Avista Energy measures the risk in its portfolio on a daily basis utilizing a VAR model and monitors its risk in comparison to established thresholds.

Credit Risk

Credit risk relates to the risk of loss that Avista Utilities and/or Avista Energy would incur as a result of non-performance by counterparties of their contractual obligations to deliver energy and make financial settlements. Credit risk includes the risk that a counterparty may default due to circumstances relating directly to it and the risk that a counterparty may default due to circumstances that relate to other market participants that have a direct or indirect relationship with such counterparty. Avista Utilities and Avista Energy seek to mitigate credit risk by applying specific eligibility criteria to existing and prospective counterparties and by actively monitoring current credit exposures. These policies include an evaluation of the financial condition and credit ratings of counterparties, collateral requirements or other credit enhancements, such as letters of credit or parent company guarantees, and the use of standardized agreements that allow for the netting or offsetting of positive and negative exposures associated with a single counterparty.

Avista Energy has concentrations of suppliers and customers in the electric and natural gas industries including electric utilities, natural gas distribution companies, and other energy marketing and trading companies. In addition, Avista Energy has concentrations of credit risk related to geographic location. These concentrations of counterparties and concentrations of geographic location in the western United States and western Canada may impact Avista Energy's overall exposure to credit risk, either positively or negatively, because the counterparties may be similarly affected by changes in economic, regulatory or other conditions.

Credit risk also involves the exposure that counterparties perceive related to the ability of Avista Utilities and Avista Energy to perform deliveries and settlement of energy transactions. These counterparties may seek assurance of performance in the form of letters of credit, prepayment or cash deposits and, in the case of Avista Energy, parent company (Avista Capital) performance guarantees. In periods of price volatility, the level of exposure can change significantly, with the result that sudden and significant demands may be made against the Company's capital resource reserves (credit facilities and cash). Avista Utilities and Avista Energy actively monitor the exposure to possible collateral calls and take steps to minimize capital requirements.

Other Operating Risks

In addition to commodity price risk, Avista Utilities' commodity positions are subject to operational and event risks including, among others, increases in load demand, transmission or transport disruptions, fuel quality specifications, changes in regulatory requirements, forced outages at generating plants and disruptions to information systems and other administrative tools required for normal operations. Avista Utilities also has exposure to weather conditions and natural disasters that can cause physical damage to property, requiring repairs to restore utility service. The emergence of terrorism threats, both domestic and foreign, is a risk to the entire utility industry, including Avista Utilities. Potential disruptions to operations or destruction of facilities from terrorism or other malicious acts are not readily determinable. The Company has taken various steps to mitigate terrorism risks and to prepare contingency plans in the event that its facilities are targeted.

NOTE 8. CASH DEPOSITS WITH AND FROM COUNTERPARTIES

Cash deposits from counterparties totaled $97.8 million and $92.7 million as of December 31, 2003 and 2002, respectively, and are disclosed as deposits from counterparties on the Consolidated Balance Sheet. These funds are held by Avista Utilities and Avista Energy to mitigate the potential impact of counterparty default risk. These amounts are subject to return if conditions warrant because of continuing portfolio value fluctuations with those parties or substitution of non-cash collateral.

Cash deposited with counterparties totaled $36.8 million and $35.7 million as of December 31, 2003 and 2002, respectively, and is included in prepayments and other current assets on the Consolidated Balance Sheet.

As is common industry practice, Avista Utilities and Avista Energy maintain margin agreements with certain counterparties. Margin calls are triggered when exposures exceed predetermined contractual limits or when there are changes in a counterparty's creditworthiness. Price movements in electricity and natural gas can generate exposure levels in excess of these contractual limits. From time to time, margin calls are made and/or received by Avista Utilities and Avista Energy. Negotiating for collateral in the form of cash, letters of credit, or parent company performance guarantees is a common industry practice.

NOTE 9. JOINTLY OWNED ELECTRIC FACILITIES

The Company has a 50 percent ownership interest in a combined cycle natural gas-fired turbine power plant, the Coyote Springs 2 Generation Plant (Coyote Springs 2) located in north-central Oregon, which was placed into operation in 2003. The Company's investment in Coyote Springs 2 was held by Avista Power as of December 31, 2002 and was included in non-utility properties and investments-net on the Consolidated Balance Sheet. In January 2003, the Company's ownership interest in the plant was transferred from Avista Power to Avista Corp. to be operated as an asset of Avista Utilities and was included in utility plant in service on the Consolidated Balance Sheet as of December 31, 2003. The Company's share of related fuel costs as well as operating and maintenance expenses for plant in service are included in the corresponding accounts in the Consolidated Statements of Income. The Company's share of utility plant in service for Coyote Springs 2 was $109.0 million and accumulated depreciation was $2.2 million as of December 31, 2003.

The Company has a 15 percent ownership interest in a twin-unit coal-fired generating facility, the Colstrip

Generating Project (Colstrip) located in southeastern Montana, and provides financing for its ownership interest in the project. The Company's share of related fuel costs as well as operating and maintenance expenses for plant in service are included in the corresponding accounts in the Consolidated Statements of Income. The Company's share of utility plant in service for Colstrip was $323.6 million and accumulated depreciation was $167.6 million as of December 31, 2003.

NOTE 10. PROPERTY, PLANT AND EQUIPMENT

The balances of the major classifications of property, plant and equipment are detailed in the following table as of December 31 (dollars in thousands):

	2003	2002
Avista Utilities:		
Electric production	$ 914,021	$ 740,736
Electric transmission	304,827	295,284
Electric distribution	724,054	698,757
Construction work-in-progress (CWIP) and other	119,552	85,631
Electric total	2,062,454	1,820,408
Natural gas underground storage	18,543	18,285
Natural gas distribution	449,501	430,273
CWIP and other	45,340	44,675
Natural gas total	513,384	493,233
Common plant (including CWIP)	79,789	74,751
Total Avista Utilities	2,655,627	2,388,392
Energy Marketing and Resource Management	30,162	142,428
Avista Advantage	12,847	10,183
Other	23,886	20,611
Total	$2,722,522	$2,561,614

Equipment under capital leases at Avista Utilities totaled $3.9 million and $0.7 million as of December 31, 2003 and 2002, respectively. The associated accumulated depreciation totaled $0.2 million and $0.1 million as of December 31, 2003 and 2002, respectively. Property, plant, and equipment under capital leases at Avista Capital's subsidiaries totaled $5.3 million and $3.3 million as of December 31, 2003 and 2002, respectively. The associated accumulated depreciation totaled $2.9 million and $2.1 million as of December 31, 2003 and 2002, respectively.

NOTE 11. PENSION PLANS AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company has a defined benefit pension plan covering substantially all of its regular full-time employees. Employees of Avista Energy also participate in this plan. Individual benefits under this plan are based upon years of service and the employee's average compensation as specified in the plan. The Company's funding policy is to contribute amounts that are not less than the minimum amounts required to be funded under the Employee Retirement Income Security Act, nor more than the maximum amounts that are currently deductible for income tax purposes. The Company made $12 million in cash contributions to the pension plan in each of 2003 and 2002. The Company expects to contribute approximately $15 million to the pension plan in 2004.

Pension fund assets are invested primarily in marketable debt and equity securities. However, fund assets may also be invested in real estate and other investments, including hedge funds and venture capital funds. In selecting an assumed long-term rate of return on plan assets, the Company considered past performance and economic forecasts for the types of investments held by the plan. The fair value of pension plan assets invested in debt and equity securities was based primarily on outside market prices. The fair value of pension plan assets invested in real estate was determined based on three basic approaches: (1) current cost of reproducing a property less deterioration and functional economic obsolescence (2) capitalization of the property's net earnings power; and (3) value indicated by recent sales of comparable properties in the market. The fair value of plan assets was determined as of December 31, 2003 and 2002.

As of December 31, 2003 and 2002, the Company's pension plan had assets with a fair value that was less than the present value of the accumulated benefit obligation under the plan. In 2003, the pension plan funding deficit was reduced as compared to the end of 2002 and as such the Company reduced the additional minimum liability for the unfunded accumulated benefit obligation by $15.5 million and the intangible asset by $0.6 million (representing the amount of unrecognized prior service cost) related to the pension plan. This resulted in an increase to other comprehensive income of $9.7 million, net of taxes of $5.2 million for 2003. In 2002, the Company recorded an additional minimum liability for the unfunded accumulated benefit obligation of $33.4 million and an intangible asset of $6.4 million (representing the amount of unrecognized prior service cost) related to the pension plan. This resulted in a charge to other comprehensive income of $17.6 million, net of taxes of $9.4 million for 2002.

The Company also has a Supplemental Executive Retirement Plan (SERP) that provides additional pension benefits to executive officers of the Company. The SERP is intended to provide benefits to executive officers whose benefits under the pension plan are reduced due to the application of Section 415 of the Internal Revenue Code of 1986 and the deferral of salary under deferred compensation plans. The Company recorded an additional minimum liability for the unfunded accumulated benefit obligation of $0.3 million, $0.7 million and $1.1 million related to the SERP for 2003, 2002 and 2001, respectively. This resulted in a charge to other comprehensive income of $0.2 million, $0.5 million and $0.7 million, net of taxes, for 2003, 2002 and 2001, respectively.

The Company provides certain health care and life insurance benefits for substantially all of its retired employees. The Company accrues the estimated cost of postretirement benefit obligations during the years that employees provide services. The Company elected to amortize the transition obligation of $34.5 million over a period of twenty years, beginning in 1993.

The Company uses a December 31 measurement date for its pension and postretirement plans. The following table sets forth the pension and postretirement plan disclosures as of December 31, 2003 and 2002 and the components of net periodic benefit costs for the years ended December 31, 2003, 2002 and 2001 (dollars in thousands):

	Pension Benefits		Post-retirement Benefits	
	2003	2002	2003	2002
Change in benefit obligation:				
Benefit obligation as of beginning of year	$238,385	$210,510	$29,062	$36,355
Service cost	7,806	6,734	482	304
Interest cost	15,705	15,119	2,477	2,184
Plan amendment	-	(2,530)	-	(5,821)
Actuarial loss (gain)	18,046	22,243	10,973	(660)
Benefits paid	(12,648)	(12,229)	(3,741)	(3,091)
Expenses paid	(1,504)	(1,462)	(68)	(209)
Benefit obligation as of end of year	$265,790	$238,385	$39,185	$29,062
Change in plan assets:				
Fair value of plan assets as of beginning of year	$136,125	$153,705	$11,301	$13,969
Actual return on plan assets	33,129	(16,677)	3,282	(1,451)
Employer contributions	12,000	12,000	1,785	-
Benefits paid	(11,788)	(11,441)	(1,713)	(1,008)
Expenses paid	(1,504)	(1,462)	(68)	(209)
Fair value of plan assets as of end of year	$167,962	$136,125	$14,587	$11,301
Funded status	$(97,828)	$(102,260)	$(24,598)	$(17,761)
Unrecognized net actuarial loss	71,695	79,812	9,455	1,425
Unrecognized prior service cost	5,712	6,366	-	-
Unrecognized net transition obligation/(asset)	(1,585)	(2,671)	8,809	9,788
Accrued benefit cost	(22,006)	(18,753)	(6,334)	(6,548)
Additional minimum liability	(20,081)	(35,303)	-	-
Accrued benefit liability	$(42,087)	$(54,056)	$(6,334)	$(6,548)
Accumulated pension benefit obligation	$210,049	$190,181	-	-
Accumulated postretirement benefit obligation:				
For retirees			$26,073	$21,582
For fully eligible employees			$5,427	$3,297
For other participants			$7,685	$4,183
Weighted-average asset allocations as of December 31				
Equity securities	64%	65%	59%	51%
Debt securities	25%	32%	41%	38%
Real estate	5%	-	-	-
Other	6%	3%	-	11%

	Pension Benefits		Post-retirement Benefits	
	2003	2002	2003	2002
Target asset allocations as of December 31				
Equity securities	54-68%	58-72%		
Debt securities	22-28%	25-35%		
Real estate	3-7%	-		
Other	5-13%	3-5%		
Assumptions as of December 31				
Discount rate	6.25%	6.75%	6.25%	6.75%
Expected long-term return on plan assets	8.00%	8.00%	8.00%	8.00%
Rate of compensation increase	5.00%	5.00%		
Medical cost trend pre-age 65 – initial			9.00%	9.00%
Medical cost trend pre-age 65 – ultimate			5.00%	5.00%
Ultimate medical cost trend year pre-age 65			2007	2007
Medical cost trend post-age 65 – initial			10.00%	10.00%
Medical cost trend post-age 65 – ultimate			6.00%	6.00%
Ultimate medical cost trend year post-age 65			2007	2007

	2003	2002	2001	2003	2002	2001
Components of net periodic benefit cost:						
Service cost	$ 7,806	$ 6,734	$5,716	$ 482	$ 304	$ 460
Interest cost	15,705	15,119	14,293	2,477	2,184	2,567
Expected return on plan assets	(10,862)	(12,311)	(15,254)	(842)	(1,064)	(1,311)
Transition (asset)/obligation recognition	(1,086)	(1,086)	(1,086)	979	1,256	1,534
Amortization of prior service cost	653	831	989	-	-	-
Net (gain) loss recognition	3,896	1,021	139	405	-	(52)
Net periodic benefit cost	$16,112	$10,308	$4,797	$3,501	$2,680	$3,198

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation as of December 31, 2003 by $3.0 million and the service and interest cost by $0.2 million. A one-percentage-point decrease in the assumed health care cost trend rate for each year would decrease the accumulated postretirement benefit obligation as of December 31, 2003 by $2.6 million and the service and interest cost by $0.2 million.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (2003 Medicare Act) was signed into law. The 2003 Medicare Act expanded Medicare to include, for the first time, coverage for prescription drugs. The Company expects that the 2003 Medicare Act may eventually reduce the costs of postretirement medical benefits. Because of various uncertainties related to the Company's response to the 2003 Medicare Act and the appropriate accounting for this event, the Company has elected to defer financial recognition of this legislation until the FASB issues final accounting guidance.

The Company has a salary deferral 401(k) plan (Employee Investment Plan) that is a defined contribution plan and covers substantially all employees. Employees can make contributions to their respective accounts in the Employee Investment Plan on a pre-tax basis up to the maximum amount permitted by law. The Company matches a portion of the salary deferred by each participant according to the schedule in the Employee Investment Plan. Employer matching contributions of $3.6 million, $3.4 million and $3.5 million were expensed in 2003, 2002 and 2001, respectively.

NOTE 12. ACCOUNTING FOR INCOME TAXES

As of December 31, 2003 and 2002, the Company had net regulatory assets of $131.8 million and $139.1 million, respectively, related to the probable recovery of certain deferred tax liabilities from customers through future rates.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and tax credit carryforwards.

The total net deferred income tax liability consisted of the following as of December 31 (dollars in thousands):

	2003	2002
Deferred income tax assets:		
Allowance for doubtful accounts	$ 16,201	$ 16,343
Reserves not currently deductible	23,669	15,750
Contributions in aid of construction	8,677	9,709
Deferred compensation	4,904	4,112
Centralia sale regulatory liability	2,336	2,954
Unfunded accumulated benefit obligation	4,645	9,736
Other	5,705	7,172
Total deferred income tax assets	66,137	65,776
Deferred income tax liabilities:		
Differences between book and tax basis of utility plant	404,017	364,827
Power and natural gas deferrals	58,912	58,081
Unrealized energy commodity gains	27,290	34,231
Power exchange contract	41,725	44,533
Demand side management programs	4,459	5,064
Loss on reacquired debt	8,405	8,781
Other	2,673	4,406
Total deferred income tax liabilities	547,481	519,923
Net deferred income tax liability	$481,344	$454,147

Net current deferred income taxes were an $11.5 million asset and a $1.7 million liability as of December 31, 2003 and 2002, respectively. Net non-current deferred tax liabilities were $492.8 million and $452.5 million as of December 31, 2003 and 2002, respectively.

The realization of deferred tax assets is dependent upon the ability to generate taxable income in future periods. The Company evaluated available evidence supporting the realization of its deferred tax assets and determined it is more likely than not that deferred tax assets will be realized.

A reconciliation of federal income taxes derived from statutory federal tax rates (35 percent in 2003, 2002 and 2001) applied to pre-tax income from continuing operations as set forth in the accompanying Consolidated Statements of Income is as follows for the years ended December 31 (dollars in thousands):

	2003	2002	2001
Federal income taxes at statutory rates	$30,094	$26,958	$38,089
Increase (decrease) in tax resulting from:			
Accelerated tax depreciation	4,046	5,166	5,849
State income tax expense	1,283	2,348	(8,870)
Prior year audit adjustments	457	-	(395)
Other-net	(540)	377	5,912
Total income tax expense	$35,340	$34,849	$40,585
Income Tax Expense Consisted of the Following:			
Federal taxes currently provided	$ 6,945	$75,136	$(38,556)
Deferred federal income taxes	28,395	(40,287)	79,141
Total income tax expense	$35,340	$34,849	$40,585
Income Tax Expense by Business Segment:			
Avista Utilities	$26,884	$32,137	$20,177
Energy Marketing and Resource Management	11,457	12,311	32,489
Avista Advantage	(718)	(2,289)	(5,778)
Other	(2,283)	(7,310)	(6,303)
Total income tax expense	$35,340	$34,849	$40,585

NOTE 13. ENERGY PURCHASE CONTRACTS

Avista Utilities has contracts related to the purchase of fuel for thermal generation, natural gas and hydroelectric power. The termination dates of the contracts range from one month to the year 2044. Avista Utilities also has various agreements for the purchase, sale or exchange of electric energy with other utilities, cogenerators, small power producers and government agencies. Total expenses for power purchased, natural gas purchased, fuel for generation and other fuel costs, which are included in resource costs in the Consolidated Statements of Income, were $464.1 million, $382.4 million and $1,054.2 million in 2003, 2002 and 2001, respectively.

The following table details future contractual commitments for power resources (including transmission contracts) and natural gas resources (including transportation contracts) (dollars in thousands):

	2004	2005	2006	2007	2008	Thereafter	Total
Power resources	$156,729	$ 90,379	$ 90,124	$ 92,203	$ 91,788	$439,079	$ 960,302
Natural gas resources ..	183,207	76,593	49,375	49,872	43,421	355,856	758,324
Total	$339,936	$166,972	$139,499	$142,075	$135,209	$794,935	$1,718,626

All of the energy purchase contracts were entered into as part of Avista Utilities' obligation to serve its retail natural gas and electric customers' energy requirements. As a result, these costs are generally recovered either through base retail rates or adjustments to retail rates as part of the power and natural gas cost deferral and recovery mechanisms.

In addition, Avista Utilities has operational agreements, settlements and other contractual obligations with respect to its generation, transmission and distribution facilities. The expenses associated with these agreements are reflected as operations and maintenance expenses in the Consolidated Statements of Income. The following table details future contractual commitments with respect to these agreements (dollars in thousands):

	2004	2005	2006	2007	2008	Thereafter	Total
Contractual obligations.....	$12,417	$12,417	$12,417	$12,417	$12,417	$173,870	$235,955

Avista Utilities has fixed contracts with certain Public Utility Districts (PUD) to purchase portions of the output of certain generating facilities. Although Avista Utilities has no investment in the PUD generating facilities, the fixed contracts obligate Avista Utilities to pay certain minimum amounts (based in part on the debt service requirements of the PUD) whether or not the facility is operating. The cost of power obtained under the contracts, including payments made when a facility is not operating, is included in resource costs in the Consolidated Statements of Income. Expenses under these PUD contracts were $8.5 million, $7.8 million and $7.4 million in 2003, 2002 and 2001, respectively.

Information as of December 31, 2003, pertaining to these PUD contracts is summarized in the following table (dollars in thousands):

	Company's Current Share of					
	Output	Kilowatt Capability	Annual Costs (1)	Debt Service Costs (1)	Bonds Outstanding	Expiration Date
Chelan County PUD:						
Rocky Reach Project	2.9%	37,000	$2,222	$1,405	$ 3,441	2011
Douglas County PUD:						
Wells Project	3.5	30,000	1,168	550	4,966	2018
Grant County PUD:						
Priest Rapids Project	6.1	55,000	1,992	798	11,265	2040
Wanapum Project	8.2	75,000	3,139	1,587	15,290	2040
Totals		197,000	$8,521	$4,340	$34,962	

(1) The annual costs will change in proportion to the percentage of output allocated to Avista Utilities in a particular year. Amounts represent the operating costs for the year 2003. Debt service costs are included in annual costs.

The estimated aggregate amounts of required minimum payments (Avista Utilities' share of existing debt service costs) under these PUD contracts are as follows (dollars in thousands):

	2004	2005	2006	2007	2008	Thereafter	Total
Minimum payments.......	$3,351	$3,665	$2,845	$3,310	$3,172	$22,758	$39,101

In addition, Avista Utilities will be required to pay its proportionate share of the variable operating expenses of these projects.

Avista Energy has commitments to purchase physical energy commodities in future periods. The following table details future commitments for Avista Energy's physical energy contracts (dollars in thousands):

	2004	2005	2006	2007	2008	Thereafter	Total
Physical contracts......	$862,969	$272,683	$237,506	$174,653	$187,083	$666,799	$2,401,693

Avista Energy also has sales commitments related to energy commodities in future periods.

NOTE 14. LONG-TERM DEBT

The following details the interest rate and maturity dates of long-term debt outstanding as of December 31 (dollars in thousands):

Maturity Year	Description	Interest Rate	2003	2002
2003	Secured Medium-Term Notes..................................	6.25%	$ -	$ 15,000
2005	Secured Medium-Term Notes..................................	6.39%-6.68%	29,500	29,500
2005	WP Funding LP Note...	8.36%	54,572 (1)	-
2006	Secured Medium-Term Notes..................................	7.89%-7.90%	30,000	30,000
2007	First Mortgage Bonds..	7.75%	150,000	150,000
2008	Secured Medium-Term Notes..................................	6.89%-6.95%	20,000	20,000
2010	Secured Medium-Term Notes..................................	6.67%-6.90%	10,000	10,000
2012	Secured Medium-Term Notes..................................	7.37%	7,000	7,000
2013	First Mortgage Bonds..	6.13%	45,000	-
2018	Secured Medium-Term Notes..................................	7.26%-7.45%	27,500	27,500
2023	Secured Medium-Term Notes..................................	7.18%-7.54%	24,500	24,500
	Total secured long-term debt................................		398,072	313,500
2003	Unsecured Medium-Term Notes..............................	6.75%-9.13%	-	56,250
2004	Unsecured Medium-Term Notes..............................	7.42%	28,500	30,000
2006	Unsecured Medium-Term Notes..............................	8.14%	8,000	8,000
2007	Unsecured Medium-Term Notes..............................	5.99%-7.94%	25,850	26,000
2008	Senior Notes..	9.75%	317,683	341,529
2008	Unsecured Medium-Term Notes..............................	6.06%	25,000	25,000
2010	Unsecured Medium-Term Notes..............................	8.02%	25,000	25,000
2012	Unsecured Medium-Term Notes..............................	8.05%	-	12,000
2022	Unsecured Medium-Term Notes..............................	8.15%-8.23%	5,000	10,000
2023	Unsecured Medium-Term Notes..............................	7.99%	5,000	5,000
2023	Pollution Control Bonds..	6.00%	4,100	4,100
2028	Unsecured Medium-Term Notes..............................	6.37%-6.88%	25,000	35,000
2032	Pollution Control Bonds..	5.00%	66,700	66,700
2034	Pollution Control Bonds..	5.13%	17,000	17,000
	Total unsecured long-term debt............................		552,833	661,579
	Capital lease obligations.......................................		5,812	1,613
	Unamortized debt discount....................................		(1,994)	(2,161)
	Total..		954,723	974,531
	Current portion of long-term debt.........................		(29,711)	(71,896)
	Total long-term debt...		$925,012	$902,635

(1) As discussed in Note 2, represents the long-term debt of WP Funding LP, an entity that was consolidated in 2003 under FIN 46.

The following table details future long-term debt maturities, including long-term debt to affiliated trusts (see Note 15) (dollars in thousands):

Year	2004	2005	2006	2007	2008	Thereafter	Total
Debt maturities	$28,500	$84,072	$38,000	$175,850	$362,683	$375,203	$1,064,308

In addition to the required maturities documented in the table above, the Company has sinking fund requirements of $3.4 million in each of 2004 and 2005, $3.1 million in 2006, $2.8 million in 2007 and $1.3 million in 2008. Under its Mortgage and Deed of Trust, the Company's sinking fund requirements may be met by certification of property additions at the rate of 143 percent of requirements. All of the Company's utility plant is subject to the lien of the Mortgage and Deed of Trust securing outstanding First Mortgage Bonds.

In September 2003, the Company issued $45.0 million of 6.125 percent First Mortgage Bonds due in 2013. The proceeds were used to repay a portion of the borrowings under the $245.0 million line of credit that were used on an interim basis to fund $46.0 million of maturing 9.125 percent Unsecured Medium-Term Notes.

In September 1999, $83.7 million of Pollution Control Revenue Refunding Bonds (Avista Corporation Colstrip Project), Series 1999A due 2032 and Series 1999B due 2034 were issued by the City of Forsyth, Montana. The proceeds of the bonds were utilized to refund the $66.7 million of 7.13 percent First Mortgage Bonds due 2013 and the $17.0 million of 7.40 percent First Mortgage Bonds due 2016. The Series 1999A and Series 1999B Bonds are backed by an insurance policy issued by AMBAC Assurance Corporation. In January 2002, the interest rate on the bonds was fixed for a period of seven years at a rate of 5.00 percent for Series 1999A and 5.13 percent for Series 1999B.

The following table details the Company's debt repurchases prior to scheduled maturity during 2003 (dollars in thousands):

Repurchase Date	Description	Interest Rate	Maturity Year	Principal Amount
January 2003	Unsecured Senior Notes	9.75%	2008	$10,000
February 2003	Unsecured Senior Notes	9.75%	2008	505
March 2003	Unsecured Medium-Term Notes	8.23%	2022	5,000
April 2003	Unsecured Medium-Term Notes	6.88%	2028	10,000
May 2003	Unsecured Medium-Term Notes	5.99%	2007	150
June 2003	Unsecured Medium-Term Notes	7.42%	2004	1,500
July 2003	Unsecured Medium-Term Notes	8.05%	2012	12,000
July 2003	Unsecured Senior Notes	9.75%	2008	3,000
August 2003	Unsecured Senior Notes	9.75%	2008	10,330
	Total debt repurchases			$52,485

In accordance with regulatory accounting practices, the total net premium on the repurchase of debt of $1.7 million will be amortized over the average remaining maturity of outstanding debt.

As of December 31, 2003, the Company had remaining authorization to issue up to $176.0 million of Unsecured Medium-Term Notes. The Company also has $105.0 million of either secured or unsecured debt remaining under a registration statement filed on Form S-3 with the Securities and Exchange Commission in June 2003.

The Mortgage and Deed of Trust securing the Company's First Mortgage Bonds contains limitations on the amount of First Mortgage Bonds, which may be issued based on, among other things, a 70 percent debt-to-collateral ratio, and/or retired First Mortgage Bonds, and a 2.00 to 1 net earnings to First Mortgage Bond interest ratio. Under various financing agreements, the Company is also restricted as to the amount of additional First Mortgage Bonds that it can issue. As of December 31, 2003, the Company could issue $93.1 million of additional First Mortgage Bonds under the most restrictive of these financing agreements.

NOTE 15. LONG-TERM DEBT TO AFFILIATED TRUSTS

In 1997, the Company issued 7.875 percent Junior Subordinated Deferrable Interest Debentures, Series A, with a principal amount of $61.9 million to Avista Capital I, a business trust. Avista Capital I issued $60.0 million of Preferred Trust Securities with an annual distribution rate of 7.875 percent. Concurrent with the issuance of the Preferred Trust Securities, Avista Capital I issued $1.9 million of Common Trust Securities to the Company. These debt securities may be redeemed at the option of Avista Capital I on or after January 15, 2002 and mature January 15, 2037; however, this is limited by an agreement under the Company's 9.75 percent Senior Notes that mature in 2008.

In 1997, the Company issued Floating Rate Junior Subordinated Deferrable Interest Debentures, Series B, with a principal amount of $51.5 million to Avista Capital II, a business trust. Avista Capital II issued $50.0 million of Preferred Trust Securities with a floating distribution rate of LIBOR plus 0.875 percent, calculated and reset quarterly. The annual distribution rate paid during 2003 ranged from 2.02 percent to 2.30 percent. As of December 31, 2003, the annual distribution rate was 2.02 percent. Concurrent with the issuance of the Preferred Trust Securities, Avista Capital II issued $1.5 million of Common Trust Securities to the Company. These debt securities may be redeemed at the option of Avista Capital II on or after June 1, 2007 and mature June 1, 2037; however, this is limited by an agreement under the Company's 9.75 percent Senior Notes that mature in 2008. In December 2000, the Company purchased $10.0 million of these Preferred Trust Securities.

The Company has guaranteed the payment of distributions on, and redemption price and liquidation amount with respect to, the Preferred Trust Securities to the extent that Avista Capital I and Avista Capital II have funds available for such payments from the respective debt securities. Upon maturity or prior redemption of such debt securities, the Trust Securities will be mandatorily redeemed. As discussed in Note 2, FIN 46 results in the Company no longer including Avista Capital I and Avista Capital II in its consolidated financial statements as of December 31, 2003.

NOTE 16. SHORT-TERM BORROWINGS

On May 13, 2003, the Company amended its committed line of credit with various banks to increase the amount to $245.0 million from $225.0 million and extend the expiration date to May 11, 2004. The Company can request the issuance of up to $75.0 million in letters of credit under the amended committed line of credit. As of December 31, 2003 and 2002, the Company had $80.0 million and $30.0 million, respectively, of borrowings outstanding under this committed line of credit. As of December 31, 2003 and 2002, there were $10.7 million and $14.3 million in letters of credit outstanding, respectively. The committed line of credit is secured by $245.0 million of non-transferable first mortgage bonds of the Company issued to the agent bank. Such first mortgage bonds would only become due and payable in the event, and then only to the extent, that the Company defaults on its obligations under the committed line of credit.

The committed line of credit agreement contains customary covenants and default provisions, including covenants not to permit the ratio of "consolidated total debt" (not including preferred stock, long-term debt to affiliated trusts or WP Funding LP debt) to "consolidated total capitalization" of Avista Corp. to be greater than 65 percent at the end of any fiscal quarter. As of December 31, 2003, the Company was in compliance with this covenant with a ratio of 52.6 percent. The committed line of credit also has a covenant requiring the ratio of "earnings before interest, taxes, depreciation and amortization" to "interest expense" of Avista Utilities for the twelve-month period ending December 31, 2003 to be greater than 1.6 to 1. As of December 31, 2003, the Company was in compliance with this covenant with a ratio of 2.3 to 1. The covenant calculations exclude the effect of changes in accounting standards.

The Company had a commercial paper program that also provided for fixed-term loans during 2001. None of these arrangements were in place as of December 31, 2003 and 2002.

Balances and interest rates of bank borrowings under these arrangements were as follows as of and for the years ended December 31 (dollars in thousands):

	2003	2002	2001
Balance outstanding at end of period:			
Commercial paper	$ -	$ -	$ -
Revolving credit agreement	80,000	30,000	55,000
Maximum balance outstanding during the period:			
Commercial paper	$ -	$ -	$ 11,160
Revolving credit agreement	85,000	90,000	223,000
Average balance outstanding during the period:			
Commercial paper	$ -	$ -	$ 558
Revolving credit agreement	26,304	47,027	108,996
Average interest rate during the period:			
Commercial paper	-%	-%	7.80%
Revolving credit agreement	2.99	3.59	5.95
Average interest rate at end of period:			
Commercial paper	-%	-%	-%
Revolving credit agreement	3.70	3.39	5.42

On July 25, 2003, Avista Energy and its subsidiary, Avista Energy Canada, Ltd., as co-borrowers, entered into a committed credit agreement with a group of banks in the aggregate amount of $110.0 million expiring July 23, 2004, replacing a previous uncommitted credit agreement that had an extended expiration date of July 31, 2003. This new committed credit facility provides for the issuance of letters of credit to secure contractual obligations to counterparties. This facility is guaranteed by Avista Capital and secured by Avista Energy's assets. The maximum amount of credit extended by the banks for the issuance of letters of credit is the subscribed amount of the facility less the amount of outstanding cash advances, if any. The maximum amount of credit extended by the banks for cash advances is $30.0 million. No cash advances were outstanding as of December 31, 2003 and 2002. Letters of credit in the aggregate amount of $15.0 million and $17.4 million were outstanding as of December 31, 2003 and 2002, respectively. The cash deposits of Avista Energy at the respective banks collateralize these letters of credit, which is reflected as restricted cash on the Consolidated Balance Sheet.

The Avista Energy credit agreement contains customary covenants and default provisions, including covenants to maintain "minimum net working capital" and "minimum net worth," as well as a covenant limiting the amount of indebtedness that the co-borrowers may incur. The credit agreement also contains covenants and other restrictions related to Avista Energy's trading limits and positions, including VAR limits, restrictions with respect to changes in risk management policies or volumetric limits, and limits on exposure related to hourly and daily trading of electricity. Also, a reduction in the credit rating of Avista Corp. would represent an event of default under Avista Energy's credit agreement. These covenants, certain counterparty agreements and current market liquidity conditions result in Avista Energy maintaining certain levels of cash and therefore effectively limit the amount of cash dividends that are available for distribution to Avista Capital and ultimately to Avista Corp. Avista Energy was in compliance with the covenants of its credit agreement as of December 31, 2003.

NOTE 17. INTEREST RATE SWAP AGREEMENTS

On May 7, 2003, Avista Corp. terminated an interest rate swap agreement that was entered into on July 17, 2002. This interest rate swap agreement effectively changed the interest rate on $25 million of Unsecured Senior Notes from a fixed rate of 9.75 percent to a variable rate based on LIBOR. With the termination of the interest rate swap agreement, Avista Corp. received $1.5 million, which was recorded as a deferred credit (as part of long-term debt) and will be amortized over the remaining term of the original agreement (through June 1, 2008).

RP LLC has entered into two interest rate swap agreements, maturing in 2006, to manage the risk that changes in interest rates may affect the amount of future interest payments. RP LLC agreed to pay fixed rates of interest with the differential paid or received under the interest rate swap agreements recognized as an adjustment to interest expense. These interest rate swap agreements are considered hedges against fluctuations in future cash flows associated with changes in interest rates in accordance with SFAS No. 133. The fair value of the interest rate swap agreements was determined by reference to market values obtained from various third party sources. Avista Power's 49 percent ownership interest in RP LLC is accounted for under the equity method of accounting. As of December 31, 2003, there was an unrealized loss of $1.2 million recorded as accumulated other comprehensive loss on the Consolidated Balance Sheet. See Note 2 for discussion of the potential consolidation of RP LLC pursuant to FIN 46.

NOTE 18. LEASES

The Company has multiple lease arrangements involving various assets, with minimum terms ranging from one to twenty-five years. The Company's most significant leased asset is the corporate office building. Certain lease arrangements require the Company, upon the occurrence of specified events, to purchase the leased assets. The Company's management believes the likelihood of the occurrence of the specified events under which the Company could be required to purchase the leased assets is remote. Rental expense under operating leases for 2003, 2002 and 2001 was $14.2 million, $21.7 million and $19.8 million, respectively.

Future minimum lease payments required under operating leases having initial or remaining noncancelable lease terms in excess of one year as of December 31, 2003 were as follows (dollars in thousands):

Year ending December 31:	2004	2005	2006	2007	2008	Thereafter	Total
Minimum payments required.......	$7,479	$3,405	$2,835	$2,651	$2,655	$6,939	$25,964

The payments under the Avista Corp. capital leases are $0.8 million in each of 2004, 2005 and 2006, $0.7 million in 2007 and $0.6 million in 2008.

The payments under the Avista Capital subsidiaries' capital leases are $0.7 million in 2004, $0.5 million in each of 2005, 2006 and 2007 and $0.4 million in 2008.

NOTE 19. GUARANTEES

The $110.0 million committed credit agreement of Avista Energy and its subsidiary, Avista Energy Canada, Ltd., as co-borrowers, is guaranteed by Avista Capital and secured by Avista Energy's assets. This credit agreement expires on July 23, 2004. This agreement also provides for the issuance of letters of credit to secure contractual obligations to counterparties. No cash advances were outstanding as of December 31, 2003. Letters of credit in the aggregate amount of $15.0 million were outstanding as of December 31, 2003. Under an uncommitted credit facility that was guaranteed by Avista Capital that expired in July 2003, there were no cash advances outstanding and $17.4 million in letters of credit were outstanding as of December 31, 2002.

The Company has guaranteed the payment of distributions on, and redemption price and liquidation amount with respect to, the Preferred Trust Securities issued by its affiliates, Avista Capital I and Avista Capital II, to the extent that these entities have funds available for such payments from the respective debt securities.

In the course of the energy trading business, Avista Capital provides guarantees to other parties with whom Avista Energy may be doing business. At any point in time, Avista Capital is only liable for the outstanding portion of the guarantee, which was $35.0 million and $64.6 million as of December 31, 2003 and 2002, respectively. The face value of all performance guarantees issued by Avista Capital for energy trading contracts at Avista Energy was $411.7 million and $451.7 million as of December 31, 2003 and 2002, respectively. Most guarantees do not have set expiration dates; however, either party may terminate the guarantee at any time with minimal written notice.

Avista Power, through its equity investment in RP LLC, is a 49 percent owner of the Lancaster Project, which commenced commercial operation in September 2001. Commencing with commercial operations, all of the output from the Lancaster Project is contracted to Avista Energy through 2026 years under a Power Purchase Agreement. Avista Corp. has guaranteed the Power Purchase Agreement with respect to the performance of Avista Energy.

NOTE 20. PREFERRED STOCK-CUMULATIVE

In March 2003, the Company repurchased 17,500 shares of preferred stock for $1.6 million, satisfying its redemption requirement for 2003. In September 2002, the Company made a mandatory redemption of 17,500 shares of preferred stock for $1.75 million. On September 15, 2004, 2005 and 2006, the Company must redeem 17,500 shares at $100 per share plus accumulated dividends through a mandatory sinking fund. As such, redemption requirements are $1.75 million in each of the years 2004 through 2006. The remaining shares must be redeemed on September 15, 2007. The Company has the right to redeem an additional 17,500 shares on each September 15 redemption date; however, this right is limited by an agreement under the Company's 9.75 percent Senior Notes that mature in 2008. Upon involuntary liquidation, all preferred stock will be entitled to $100 per share plus accrued dividends.

As discussed in Note 2, the Company adopted SFAS No. 150 effective July 1, 2003. The adoption of this statement requires the Company to classify preferred stock subject to mandatory redemption as liabilities and preferred stock dividends as interest expense. The restatement of prior periods was not permitted.

NOTE 21. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, restricted cash, accounts and notes receivable, accounts payable and short-term borrowings are reasonable estimates of their fair values. Energy commodity assets and liabilities as well as securities held for trading are reported at estimated fair value on the Consolidated Balance Sheet.

The fair value of the Company's long-term debt (including current-portion, but excluding capital leases) as of December 31, 2003 and 2002 was estimated to be $1,067.3 million, or 112 percent of the carrying value of $950.9 million, and $1,001.2 million, or 103 percent of the carrying value of $975.1 million, respectively. The fair value of the Company's mandatorily redeemable preferred stock as of December 31, 2003 and 2002 was estimated to be $29.9 million, or 95 percent of the carrying value of $31.5 million, and $29.3 million, or 88 percent of the carrying value of $33.3 million, respectively. The fair value of the Company's long-term debt to affiliated trusts as of December 31, 2003 was estimated to be $99.5 million, or 90 percent of the carrying value of $110.0 million. The carrying value as of December 31, 2003 does not include $3.4 million of debt that is considered common equity by the affiliated trusts. The fair value of the Company's preferred trust securities as of December 31, 2002 was estimated to be $89.6 million, or 90 percent of the carrying value of $100.0 million. These estimates were primarily based on available market information.

NOTE 22. COMMON STOCK

In April 1990, the Company sold 1,000,000 shares of its common stock to the Trustee of the Investment and Employee Stock Ownership Plan for Employees of the Company (Plan) for the benefit of the participants and beneficiaries of the Plan. In payment for the shares of common stock, the Trustee issued a promissory note payable to the Company in the amount of $14.1 million. Dividends paid on the stock held by the Trustee, plus Company contributions to the Plan, if any, are used by the Trustee to make interest and principal payments on the promissory note. The balance of the promissory note receivable from the Trustee ($2.4 million as of December 31, 2003) is reflected as a reduction to common equity. The shares of common stock are allocated to the accounts of participants in the Plan as the note is repaid. During 2003, the cost recorded for the Plan was $6.9 million. Interest on the note payable to the Company, cash and stock contributions to the Plan and dividends on the shares held by the Trustee was $0.3 million, $1.7 million and $0.1 million, respectively during 2003.

In November 1999, the Company adopted a shareholder rights plan pursuant to which holders of common stock outstanding on February 15, 1999, or issued thereafter, were granted one preferred share purchase right (Right) on each outstanding share of common stock. Each Right, initially evidenced by and traded with the shares of common stock, entitles the registered holder to purchase one one-hundredth of a share of preferred stock of the Company, without par value, at a purchase price of $70, subject to certain adjustments, regulatory approval and other specified conditions. The Rights will be exercisable only if a person or group acquires 10 percent or more of the outstanding shares of common stock or commences a tender or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 10 percent or more of the outstanding shares of common stock. Upon any such acquisition, each Right will entitle its holder to purchase, at the purchase price, that number of shares of common stock or preferred stock of the Company (or, in the case of a merger of the Company into another person or group, common stock of the acquiring person or group) that has a market value at that time equal to twice the purchase price. In no event will the Rights be exercisable by a person that has acquired 10 percent or more of the Company's common stock. The Rights may be redeemed, at a redemption price of $0.01 per Right, by the Board of Directors of the Company at any time until any person or group has acquired 10 percent or more of the common stock. The Rights expire on March 31, 2009. This plan replaced a similar shareholder rights plan that expired in February 2000.

The Company has a Dividend Reinvestment and Stock Purchase Plan under which the Company's shareholders may automatically reinvest their dividends and make optional cash payments for the purchase of the Company's common stock at current market value.

From March 2000 through May 2003, the Company issued shares of its common stock to the Employee Investment Plan rather than having the Plan purchase shares of common stock on the open market. In the fourth quarter of 2000, the Company also began issuing new shares of common stock for the Dividend Reinvestment and Stock Purchase

Plan. During 2003, 2002 and 2001, a total of 299,801, 408,800 and 332,861 shares of common stock were issued, respectively, to these plans.

NOTE 23. EARNINGS PER COMMON SHARE

The following table presents the computation of basic and diluted earnings per common share for the years ended December 31 (in thousands, except per share amounts):

	2003	2002	2001
Numerator:			
Income from continuing operations	$50,643	$42,174	$68,241
Loss from discontinued operations	(4,949)	(6,719)	(56,085)
Net income before cumulative effect of accounting change	45,694	35,455	12,156
Cumulative effect of accounting change	(1,190)	(4,148)	-
Net income	44,504	31,307	12,156
Deduct: Preferred stock dividend requirements	1,125	2,402	2,432
Income available for common stock	$43,379	$28,905	$ 9,724
Denominator:			
Weighted-average number of common shares outstanding-basic	48,232	47,823	47,417
Effect of dilutive securities:			
Restricted stock	-	2	5
Contingent stock	244	-	-
Stock options	154	49	13
Weighted-average number of common shares outstanding-diluted	48,630	47,874	47,435
Earnings per common share, basic:			
Earnings per common share from continuing operations	$1.03	$0.83	$1.39
Loss per common share from discontinued operations	(0.10)	(0.14)	(1.18)
Earnings per common share before cumulative effect of accounting change	0.93	0.69	0.21
Loss per common share from cumulative effect of accounting change	(0.03)	(0.09)	-
Total earnings per common share, basic	$0.90	$0.60	$0.21
Earnings per common share, diluted:			
Earnings per common share from continuing operations	$1.02	$0.83	$1.38
Loss per common share from discontinued operations	(0.10)	(0.14)	(1.18)
Earnings per common share before cumulative effect of accounting change	0.92	0.69	0.20
Loss per common share from cumulative effect of accounting change	(0.03)	(0.09)	-
Total earnings per common share, diluted	$0.89	$0.60	$0.20

NOTE 24. STOCK COMPENSATION PLANS

Avista Corp.

In 1998, the Company adopted and shareholders approved an incentive compensation plan, the Long-Term Incentive Plan (1998 Plan). Under the 1998 Plan, certain key employees, directors and officers of the Company and its subsidiaries may be granted stock options, stock appreciation rights, stock awards (including restricted stock) and other stock-based awards and dividend equivalent rights. The Company has available a maximum of 2.5 million shares of its common stock for grant under the 1998 Plan. Beginning in 2000, non-employee directors began receiving options under this plan.

In 2000, the Company adopted a Non-Officer Employee Long-Term Incentive Plan (2000 Plan), which was not required to be approved by shareholders. The provisions of the 2000 Plan are essentially the same as those under the 1998 Plan, except for the exclusion of directors and executive officers of the Company. The Company has available a maximum of 2.5 million shares of its common stock for grant under the 2000 Plan.

The Board of Directors has determined that it is no longer in the Company's best interest to issue stock options under the 1998 Plan and the 2000 Plan. Other forms of compensation are in place including the issuance of performance shares to certain officers and other key employees under the 1998 Plan and the 2000 Plan.

The Company accounts for stock based compensation using APB No. 25, "Accounting for Stock Issued to Employees," which requires the recognition of compensation expense on the excess, if any, of the market price of the stock at the date of grant over the exercise price of the option. As the exercise price for options granted under the 1998 Plan and the 2000 Plan was equal to the market price at the date of grant, there was no compensation expense recorded by the Company. SFAS No. 123, "Accounting for Stock-Based Compensation," requires the disclosure of pro forma net income and earnings per common share had the Company adopted the fair value method of accounting for stock options. Under this statement, the fair value of stock-based awards is calculated with option pricing models. These models require the use of subjective assumptions, including stock price volatility, dividend yield, risk-free interest rate and expected time to exercise. The fair value of options is estimated on the date of grant using the Black-Scholes option-pricing model. See Note 1 for disclosure of pro forma net income and earnings per common share.

In 2003, the Company granted 162,600 performance shares to certain officers and other key employees under the 1998 Plan and the 2000 Plan. The performance shares will be payable at the Company's option in either cash or common stock three years from the date of grant. The amount of cash paid or common stock issued will range from 0 to 150 percent of the performance shares granted depending on the change in the value of the Company's common stock relative to an external benchmark.

Shares of common stock issued from the exercise of stock options under the 1998 Plan and the 2000 Plan are acquired by the Company on the open market. As of December 31, 2003, there were 2.2 million shares available for future stock grants under the 1998 Plan and the 2000 Plan.

The following summarizes stock options activity under the 1998 Plan and the 2000 Plan for the years ended December 31:

	2003	2002	2001
Number of shares under stock options:			
Options outstanding at beginning of year	2,684,350	2,440,475	1,843,900
Options granted	24,000	569,800	781,900
Options exercised	(37,439)	-	(2,750)
Options canceled	(189,025)	(325,925)	(182,575)
Options outstanding at end of year	2,481,886	2,684,350	2,440,475
Options exercisable at end of year	1,615,455	1,192,775	883,075
Weighted average exercise price:			
Options granted	$12.41	$10.51	$12.43
Options exercised	$11.43	-	$17.96
Options canceled	$17.78	$19.88	$19.22
Options outstanding at end of year	$15.57	$15.69	$17.49
Options exercisable at end of year	$17.18	$18.28	$19.28
Weighted average fair value of options granted during the year	$ 4.30	$ 3.43	$ 5.54
Principal assumptions used in applying the Black-Scholes model:			
Risk-free interest rate	3.17%	3.25%-4.96%	4.05%-5.13%
Expected life, in years	7	7	7
Expected volatility	37.10%	47.13%	60.80%
Expected dividend yield	3.87%	4.61%	3.93%

Information with respect to options outstanding and options exercisable as of December 31, 2003 was as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (in years)	Number of Shares	Weighted Average Exercise Price
$8.77-$11.68	523,161	$10.25	8.8	131,605	$10.25
$11.69-$14.61	652,525	11.82	7.9	312,825	11.80
$14.62-$17.53	540,400	17.14	6.1	504,900	17.20
$17.54-$20.45	289,800	18.73	5.1	288,750	18.72
$20.46-$23.38	449,800	22.56	6.7	353,975	22.56
$26.30-$28.47	26,200	27.39	6.2	23,400	27.26
Total	2,481,886	$15.57	7.2	1,615,455	$17.18

Avista Capital Companies

Certain subsidiaries of Avista Capital have employee stock incentive plans under which certain employees and directors of the Company and the subsidiaries are granted options to purchase subsidiary shares at prices no less than the fair market value on the date of grant. Options outstanding under these plans usually vest over periods of between three and five years from the date granted and terminate ten years from the date granted. Upon termination of employment, vested options may be exercised and the related subsidiary shares may be, but are not required to be, repurchased by the applicable subsidiary at estimated fair value.

Non-Employee Director Stock Plan

In 1996, the Company adopted and shareholders approved the Non-Employee Director Stock Plan (1996 Director Plan). Under the 1996 Director Plan, directors who are not employees of the Company receive two-thirds of their annual retainer in Avista Corp. common stock. The Company acquires the common stock on the open market. The Company has available a maximum of 150,000 shares of its common stock under the 1996 Director Plan and there were 65,553 shares available for future compensation to non-employee directors as of December 31, 2003.

NOTE 25. COMMITMENTS AND CONTINGENCIES

The Company believes, based on the information presently known, that the ultimate liability for the matters discussed in this note, individually or in the aggregate, taking into account established accruals for estimated liabilities, will not be material to the consolidated financial condition of the Company, but could be material to results of operations or cash flows for a particular quarter or annual period. No assurance can be given, however, as to the ultimate outcome with respect to any particular issue.

Federal Energy Regulatory Commission Inquiry

In February 2002, the Federal Energy Regulatory Commission (FERC) issued an order commencing a fact-finding investigation of potential manipulation of electric and natural gas prices in the California energy markets by multiple companies. On May 8, 2002, the FERC requested data and information with respect to certain trading strategies in which the companies may have engaged. Specifically, the requests inquired as to whether or not the Company engaged in certain trading strategies that were the same or similar to those used by Enron Corporation (Enron) and its affiliates. These requests were made to all sellers of wholesale electricity and/or ancillary services in power markets in the western United States during 2000 and 2001, including Avista Corp. and Avista Energy. On May 22, 2002, Avista Corp. and Avista Energy filed their responses to this request indicating that both companies had engaged in sound business practices in accordance with established market rules, and that no information was evident from business records or employee interviews that would indicate that Avista Corp. or Avista Energy, or its employees, were knowingly engaged in these trading strategies, or any variant of the strategies.

On June 4, 2002, the FERC issued an additional order to Avista Corp. and three other companies requiring these companies to show cause within ten days as to why their authority to charge market-based rates should not be revoked. In this order, the FERC alleged that Avista Corp. failed to respond fully and accurately to the data request made on May 8, 2002. On June 14, 2002, Avista Corp. provided additional information in response to the June 4, 2002 FERC order to establish that its initial response was appropriate and adequate.

On August 13, 2002, the FERC issued an order to initiate an investigation into possible misconduct by Avista Corp. and Avista Energy and two affiliates of Enron: Enron Power Marketing, Inc. (EPMI) and Portland General Electric Corporation (PGE). The purpose of the investigation was to determine whether Avista Corp. and Avista Energy engaged in or facilitated certain Enron trading strategies, whether Avista Corp.'s or Avista Energy's role in transactions with EPMI and PGE resulted in the circumvention of a code of conduct governing transactions with affiliates, and the imposition of any appropriate remedies such as refunds and revocation of market-based rates. The investigation also explored whether the companies provided all relevant information in response to the May 8, 2002 data request.

In December 2002, as a result of the investigation, the FERC trial staff, Avista Corp. and Avista Energy filed a joint motion announcing that the parties had reached an agreement in principle and requested that the procedural schedule be suspended. In the joint motion, the FERC trial staff stated that its investigation found no evidence that: (1) any executives or employees of Avista Utilities or Avista Energy knowingly engaged in or facilitated any improper trading strategy; (2) Avista Utilities or Avista Energy engaged in any efforts to manipulate the western energy markets during 2000 and 2001; and (3) Avista Utilities or Avista Energy withheld relevant information from the FERC's inquiry into the western energy markets for 2000 and 2001. In December 2002, the FERC's administrative law judge approved the joint motion, suspending the procedural schedule in the FERC investigation regarding Avista Corp. and Avista Energy. In January 2003, the FERC trial staff, Avista Corp. and Avista Energy filed a completed agreement in resolution of the proceeding with the administrative law judge. The parties requested that the administrative law judge certify the agreement and forward it to the FERC commissioners for acceptance following a 30-day comment period.

In February 2003, the City of Tacoma (Tacoma) and California Parties (the Office of the Attorney General, the California Public Utilities Commission (CPUC), and the California Electricity Oversight Board, filing jointly) filed comments in opposition to the agreement in resolution between the FERC trial staff, Avista Corp. and Avista Energy. PGE filed comments supporting the agreement in resolution, but took exception to how certain transactions were reported. On March 3, 2003, Avista Corp. and Avista Energy filed joint reply comments in response to Tacoma, the California Parties, and PGE. The FERC trial staff filed separate reply comments supporting the agreement in resolution and responding to Tacoma, the California Parties and PGE. The reply comments of Avista Corp., Avista Energy and the FERC trial staff also reiterated the request that the administrative law judge certify the agreement in resolution and forward it to the FERC commissioners for approval.

On March 26, 2003, the FERC policy staff issued its final report on their investigation of western energy markets. In the report, the FERC policy staff recommended the issuance of "show cause" orders to dozens of companies to respond to allegations of possible misconduct in the western energy markets during 2000 and 2001. Of the companies named in the March 26, 2003 report, Avista Corp. and Avista Energy were among the few that had already been the subjects of a FERC investigation.

At an April 9, 2003 prehearing conference relating to the ongoing investigation of Avista Corp. and Avista Energy, Avista Corp. proposed that the decision to certify the agreement between Avista Corp., Avista Energy and the FERC trial staff be delayed to further address certain issues and to allow for potential uncertainty to be removed with respect to the final resolution of the case. The FERC's administrative law judge agreed and ordered a further prehearing conference to clarify certain issues raised in the March 26, 2003 FERC policy staff report on western energy markets.

On May 15, 2003, the FERC's trial staff submitted supplementary information explaining its conclusions and addressing three narrowly focused issues related to the March 26, 2003 FERC policy staff report on western energy markets. The FERC's administrative law judge held a further prehearing conference on May 20, 2003, at which time the FERC trial staff reviewed its findings and conclusions, and reiterated their recommendation to certify the agreement in resolution as supplemented. On May 27, 2003, Tacoma and the California Parties reiterated their objections to the proposed agreement in resolution. Avista Corp., Avista Energy and the FERC trial staff each filed reply comments to Tacoma and the California Parties on June 3, 2003, reiterating their recommendations to the FERC's administrative law judge for certification of the agreement in resolution.

On June 25, 2003, the FERC's administrative law judge issued an order denying the request to certify the agreement in resolution and to forward it to the FERC commissioners for final approval. In the June 25, 2003 order, the FERC's administrative law judge reinstated a procedural schedule that called for further testimony and hearings in the case.

On July 10, 2003, Avista Corp. and Avista Energy filed an appeal to the June 25, 2003 order. In the appeal, Avista Corp. and Avista Energy asserted that the FERC's administrative law judge did not have the opportunity to consider how other orders, which were also issued on June 25, 2003 by the FERC with respect to western energy markets and Enron, would impact the case. Those orders provided additional guidance with respect to defining improper trading activities with the effect of further validating the findings of the FERC trial staff's investigation of Avista Corp. and Avista Energy. On July 10, 2003, the FERC trial staff also filed a motion with the FERC's administrative law judge asking for clarification and reconsideration of the June 25, 2003 order. The FERC's trial staff requested that the agreement in resolution be certified and forwarded to the FERC commissioners for final approval without the need for a further hearing. On July 17, 2003, Avista Corp. and Avista Energy filed an answer to this motion with the FERC, which supported the FERC trial staff's position.

On July 24, 2003, the FERC's administrative law judge issued an order, which granted the FERC trial staff's July 10, 2003 motion for reconsideration. In the order, the judge found that there were no unresolved issues of material fact and that the record was sufficient for the FERC to make a determination on the merits of the settlement. The judge certified the agreement in resolution and forwarded it to the FERC commissioners for final approval. In reaching this conclusion, the FERC's administrative law judge considered the July 10, 2003 appeal by Avista Corp. and Avista Energy. However, this appeal was denied as moot in view of granting the FERC trial staff motion for reconsideration. The certification stated that "the Chief Judge further finds that the proposed settlement disposes of all issues set for hearing in this proceeding, that it is just, reasonable, and in the public interest."

On August 8, 2003, the California Parties filed a motion with the FERC and the chief administrative law judge requesting that the judge reconsider his July 24, 2003 order granting reconsideration and canceling the procedural schedule, as well as the judge's certification of the agreement in resolution. In response to the filing, the chief administrative law judge stated that he certified the agreement in resolution and forwarded it to the FERC commissioners for their consideration. The chief administrative law judge indicated that he would advise the Secretary of the FERC that the California Parties' motion be referred to the FERC commissioners for consideration. On August 22, 2003, Avista Corp. and Avista Energy filed a response to the August 8, 2003 motion of the California Parties. The response reiterated, among other things, that the agreement in resolution is strongly supported by the extensive investigation conducted by the FERC trial staff, and should be approved by the FERC commissioners.

Final approval of the agreement in resolution has remained pending before the FERC since July 2003.

U.S. Commodity Futures Trading Commission (CFTC) Subpoena

Beginning in June 2002, the CFTC issued several subpoenas directing Avista Corp. and Avista Energy to produce certain materials and make employees available to be interviewed. The inquiries related to whether electricity and natural gas trades by Avista Corp. and Avista Energy involved "round trip trades," "wash trades," or "sell/buyback trades" and whether Avista Corp. and Avista Energy properly reported trading prices to publishers of power and natural gas indices. Avista Corp. and Avista Energy cooperated with the CFTC and provided the information requested by the CFTC. While the CFTC always reserves the right to reopen its investigation, the CFTC provided written notification to Avista Corp. and Avista Energy on January 29, 2004 that it has determined to close the investigation.

Class Action Securities Litigation

On September 27, 2002, Ronald R. Wambolt filed a class action lawsuit in the United States District Court for the Eastern District of Washington against Avista Corp., Thomas M. Matthews, the former Chairman of the Board, President and Chief Executive Officer of the Company, Gary G. Ely, the current Chairman of the Board, President and Chief Executive Officer of the Company, and Jon E. Eliassen, the former Senior Vice President and Chief Financial Officer of the Company. In October and November 2002, Gail West, Michael Atlas and Peter Arnone filed similar class action lawsuits in the same court against the same parties. On February 3, 2003, the court issued an order consolidating the complaints under the name "In re Avista Corp. Securities Litigation," and on February 7, 2003 appointed the lead plaintiff and co-lead counsel. On August 19, 2003, the plaintiffs filed their consolidated amended class action complaint in the same court against the same parties. In their complaint, the plaintiffs continue to assert violations of the federal securities laws in connection with alleged misstatements and omissions of material fact pursuant to Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The plaintiffs allege that the Company did not have adequate risk management processes, procedures and controls. The plaintiffs further allege that the Company engaged in unlawful energy trading practices and allegedly manipulated western power markets. The plaintiffs assert that alleged misstatements and omissions have occurred in the Company's filings with the Securities and Exchange Commission and other information made publicly available by the Company, including press releases. The class action complaint asserts claims on behalf of all persons who purchased, converted, exchanged or otherwise acquired the Company's common stock during the period between November 23, 1999 and August 13, 2002. The Company filed a motion to dismiss this complaint in October 2003 and the plaintiffs filed an answer to this motion in January 2004. Arguments before the Court on the motion are scheduled to be held on March 19, 2004. The Company intends to vigorously defend against this lawsuit.

California Energy Markets

In April 2002, several subsidiaries of Reliant Energy, Inc. (Reliant) and Duke Energy Corporation (Duke) filed cross-complaints against Avista Energy and numerous other participants in the California energy markets. The cross-complaints seek indemnification for any liability that may arise from original complaints filed against Reliant and Duke with respect to charges of unlawful and unfair business practices in the California energy markets under California law. In June 2002, Avista Energy filed motions to dismiss the cross-complaints. In the meantime, the U.S. District Court remanded the case to California State Court, which remand is itself the subject of an appeal to the United States Court of Appeals for the Ninth Circuit.

In March 2002, the Attorney General of the State of California (California AG) filed a complaint with the FERC against certain specific companies (not including Avista Corp. or its subsidiaries) and "all other public utility sellers" in California. The complaint alleges that sellers with market-based rates have violated their tariffs by not filing with the FERC transaction-specific information about all of their sales and purchases at market-based rates. As a result, the California AG contends that all past sales should be subject to refund if found to be above just and reasonable levels. In May 2002, the FERC issued an order denying the claim to issue refunds. In July 2002, the California AG requested a rehearing on the FERC order, which request was denied in September 2002. The California AG filed a Petition for Review of the FERC's decision with the United States Court of Appeals for the Ninth Circuit and awaits decision.

Port of Seattle Complaint

On May 21, 2003, the Port of Seattle filed a complaint in the United States District Court for the Western District of Washington against numerous companies, including Avista Corp., Avista Energy and Avista Power. The complaint seeks compensatory and treble damages for alleged violations of the Sherman Act and the Racketeer Influenced and Corrupt Organization Act by transmitting, via wire communications, false information intended to increase the price of power, knowing that others would rely upon such information. The complaint alleges that the defendants and others knowingly devised and attempted to devise a scheme to defraud and to obtain money and property from electricity customers throughout the WECC, by means of false and fraudulent pretenses, representations and promises. The alleged purpose of the scheme was to artificially increase the price that the defendants received for their electricity and ancillary services, to receive payments for services they did not provide and to manipulate the price of electricity throughout the WECC. In August 2003, the Company filed a motion to dismiss this complaint. A transfer order has been granted, which moves this case to the United States District Court for the Southern District of California to consolidate it with other pending actions. Arguments with respect to the motions to dismiss filed by the Company and other defendants are scheduled for March 26, 2004.

State of Montana Proceedings

On June 30, 2003, the Attorney General of the State of Montana (Montana AG) filed a complaint in the Montana District Court on behalf of the people of Montana and the Flathead Electric Cooperative, Inc. against numerous companies, including Avista Corp. The complaint alleges that the companies illegally manipulated western electric and natural gas markets in 2000 and 2001. This case was subsequently moved to the United States District Court for the District of Montana; however, it has since been remanded back to the Montana District Court.

The Montana AG also petitioned the Montana Public Service Commission (MPSC) to fine public utilities $1,000 a day for each day it finds they engaged in alleged "deceptive, fraudulent, anticompetitive or abusive practices" and order refunds when consumers were forced to pay more than just and reasonable rates. On February 12, 2004, the MPSC issued an order initiating investigation of the Montana retail electricity market for the purpose of determining whether there is evidence of unlawful manipulation of that market.

Montana Public School Trust Fund Lawsuit

On October 20, 2003, Richard Dolan and Denise Hayman filed a lawsuit in the United States District Court for the District of Montana against all private owners of hydroelectric dams in Montana, including Avista Corp. The lawsuit alleges that the hydroelectric facilities are located on state-owned riverbeds and the owners have never paid compensation to the state's public school trust fund. The lawsuit requests lease payments dating back to the construction of the respective dams and also requests damages for trespassing and unjust enrichment. An Amended Complaint adding Great Falls Elementary School District No. 1 and Great Falls High School District 1A was filed on January 16, 2004. On February 2, 2004, the Company filed its motion to dismiss this lawsuit; PacifiCorp and PPL Montana, as the other named defendants also filed a motion to dismiss, or joined therein.

State of Washington Business and Occupation Tax

The State of Washington's Business and Occupation Tax applies to gross revenue from business activities. For most types of business, the tax applies to the gross sales price received for goods or services. For certain types of financial trading activities, including the sale of stocks, bonds and other securities, the tax applies to the realized gain from the sale of the financial asset. On an audit for the period from July 1, 1997 through June 30, 2000, the Department of Revenue (DOR) took the position that approximately 20 percent of the forward energy trades of Avista Energy should not be treated as securities trades, but rather as energy deliveries. As a result, the DOR applied tax against the gross sales price of the energy contracts at issue. Avista Energy subsequently received an assessment of $14.5 million for tax and interest related to the disputed issue. It is the position of Avista Energy that all of its forward contract trading activities are substantively the same and there is no proper basis for the distinction made by the DOR. An administrative appeal was filed with the DOR and a hearing was held in September 2001. The DOR issued a Proposed Determination in December 2002, which reiterated the original $14.5 million assessment. In December 2003, Avista Energy and the DOR reached a settlement in principle with respect to a final resolution of this matter within the amount that Avista Energy had previously accrued for this matter.

Colstrip Generating Project Complaint

In May 2003, various parties (all of which are residents or businesses of Colstrip, Montana) filed a consolidated complaint against the owners of the Colstrip Generating Project (Colstrip) in Montana District Court. Avista Corp. owns a 15 percent interest in units 3 and 4 of Colstrip, which is located in southeastern Montana. The plaintiffs allege damages to buildings as a result of rising ground water, as well as damages from contaminated waters leaking from the lakes and ponds of Colstrip. The plaintiffs are seeking punitive damages, an order by the court to remove the lakes and ponds and the forfeiture of all profits earned from the generation of Colstrip. The Company intends to work with the other owners of Colstrip in defense of this complaint.

Hamilton Street Bridge Site

A portion of the Hamilton Street Bridge Site in Spokane, Washington (including a former coal gasification plant site that operated for approximately 60 years until 1948) was acquired by the Company through a merger in 1958. The Company no longer owns the property. In January 1999, the Company received notice from the State of Washington's Department of Ecology (DOE) that it had been designated as a potentially liable party (PLP) with respect to any hazardous substances located on this site, stemming from the Company's past ownership of the former gas plant site. In its notice, the DOE stated that it intended to complete an on-going remedial investigation of this site, complete a feasibility study to determine the most effective means of halting or controlling future releases of substances from the site, and to implement appropriate remedial measures. The Company responded to the DOE acknowledging its listing as a PLP, but requested that additional parties also be listed as PLPs. In the spring of 1999, the DOE named two other parties as additional PLPs.

The DOE, the Company and another PLP, Burlington Northern & Santa Fe Railway Co. (BNSF) signed an Agreed Order in March 2000 that provided for the completion of a remedial investigation and a feasibility study. The work to be performed under the Agreed Order includes three major technical parts: completion of the remedial investigation; performance of a focused feasibility study; and implementation of an interim groundwater monitoring plan. During the second quarter of 2000, the Company received comments from the DOE on its initial remedial investigation, and then submitted another draft of the remedial investigation, which was accepted as final by the DOE. After responding to comments from the DOE, the feasibility study was accepted by the DOE during the fourth quarter of 2000. After receiving input from the Company and the other PLPs, the final Cleanup Action Plan (CAP) was issued by the DOE in August 2001. In September 2001, the DOE issued an initial draft Consent Decree for the

PLPs to review. During the first quarter of 2002, the Company and BNSF signed a cost sharing agreement. In September 2002, the Company, BNSF and the DOE finalized the Consent Decree to implement the CAP. The third PLP has indicated it will not sign the Consent Decree. It is currently estimated that the Company's share of the costs will be less than $1.0 million. The Engineering and Design Report for the CAP was submitted to the DOE in January 2003 and approved by the DOE in May 2003. Work under the CAP commenced during the second quarter of 2003. Negotiations are continuing with the third PLP with respect to the logistics of the CAP.

Spokane River

In March 2001, the DOE informed Avista Development, a subsidiary of Avista Capital, of a health advisory concerning PCBs found in fish caught in a portion of the Spokane River. In June 2001, Avista Development received official notice that it had been designated as a PLP with respect to contaminated sites on the Spokane River. The DOE discovered PCBs in fish and sediments in the Spokane River in the 1970s and 1980s. In the 1990s, the DOE performed subsequent sampling of the river and identified potential sources of the PCBs, including the Spokane Industrial Park (SIP) and a number of other entities in the area. The SIP, renamed Pentzer Development Corporation (Pentzer Development) in 1990, operated a wastewater treatment plant at the site until it was closed in December 1993. The SIP's treatment plant discharged to the Spokane River under the terms of a National Pollutant Discharge Elimination System permit issued by the DOE. Pentzer Development sold the property in 1996 and merged with Avista Development in 1998. Avista Development filed a response to this notice in August 2001. In December 2001, the DOE confirmed Avista Development's status as a PLP and named at least two other PLPs in this matter.

During the fourth quarter of 2002, Avista Development and one other PLP finalized the Consent Decree and Scope of Work for the remedial investigation and feasibility study of the site, which was formally entered into Spokane County Superior Court in January 2003. One other PLP has not been participating in the process. As directed by Avista Development and the other PLP, the field work for the remedial investigation began in April 2003 and was completed by the end of 2003 with a draft remedial investigation report and feasibility study technical memorandum due March 29, 2004. The other PLP that has been participating with Avista Development has filed for bankruptcy and is expected to file its reorganization plan in mid-2004. The other PLP has initiated negotiations with the DOE and Avista Development to settle its future financial liabilities associated with the site.

In April 2003, the DOE released its study of wastewater and sludge handling from facilities owned by a fourth PLP. The DOE study indicated that the fourth PLP continued to discharge PCBs into the Spokane River. The DOE issued the fourth PLP a final notice of participation as a PLP on April 30, 2003.

The DOE has indicated that the actual cleanup of PCB sediments in the Spokane River will be coordinated to the extent possible with the EPA's separate plan to remove heavy metals from the Spokane River. The Company believes that the heavy metals contamination resulted from decades of mining upstream at locations in Idaho and is not related to the activities of Avista Development or Avista Corp.

Lake Coeur d'Alene

In July 1998, the United States District Court for the District of Idaho issued its finding that the Coeur d'Alene Tribe of Idaho owns portions of the bed and banks of Lake Coeur d'Alene and the St. Joe River lying within the current boundaries of the Coeur d'Alene Reservation. This action was brought by the United States on behalf of the Tribe against the State of Idaho. While the Company has not been a party to this action, the Company is continuing to evaluate the potential impact of this decision on the operation of its hydroelectric facilities on the Spokane River, downstream of Lake Coeur d'Alene. The United States District Court decision was affirmed by the United States Court of Appeals for the Ninth Circuit. The United States Supreme Court affirmed this decision in June 2001. This will result in the Company being liable to the Coeur d'Alene Tribe of Idaho for payments for use of reservation lands under Section 10(e) of the Federal Power Act.

Spokane River Relicensing

The Company operates six hydroelectric plants on the Spokane River, and five of these (Long Lake, Nine Mile, Upper Falls, Monroe Street and Post Falls) are under one FERC license and referred to herein as the Spokane River Project. The sixth, Little Falls, is operated under separate Congressional authority and is not licensed by the FERC. The license for the Spokane River Project expires in August 2007; the Company filed a Notice of Intent to Relicense in July 2002. The formal consultation process involving planning and information gathering with stakeholder groups is underway. The Company's goal is to develop with the stakeholders a comprehensive and cost-effective settlement agreement to be filed as part of the Company's license application to the FERC in July 2005.

Clark Fork Settlement Agreement

Dissolved gas levels exceed Idaho and federal water quality standards downstream of the Cabinet Gorge Hydroelectric Generating Project (Cabinet Gorge) during periods when excess river flows must be diverted over the spillway. Mitigation of the dissolved gas levels continues to be studied as agreed to in the Clark Fork Settlement Agreement. To date, intensive biological studies in the lower Clark Fork River and Lake Pend Oreille have documented no significant biological effects of high dissolved gas levels on free ranging fish. Under the terms of the Clark Fork Settlement Agreement, the Company developed an abatement and mitigation strategy with the other signatories to the agreement and submitted the plan in December 2002 for review and approval to the Idaho Department of Environmental Quality and the U.S. Fish and Wildlife Service. In December 2003, the Idaho Department of Environmental Quality provided modifications to the plan that have been reviewed by the Company. The modifications did not result in any significant changes to the Company's plan. The structural alternative proposed by the Company provides for the modification of the two existing diversion tunnels built when Cabinet Gorge was originally constructed. The costs of modifications to the first tunnel are currently estimated to be $37 million (including AFUDC and inflation) and would be incurred between 2004 and 2009. The second tunnel would be modified only after evaluation of the performance of the first tunnel and such modifications would commence no later than 10 years following the completion of the first tunnel. It is currently estimated that the costs to modify the second tunnel would be $23 million (including AFUDC and inflation). As part of the plan, the Company will also provide $0.5 million annually commencing as early as 2004, as mitigation for aquatic resources that might be adversely affected by high dissolved gas levels. Mitigation funds will continue until the modification of the second tunnel commences or if the second tunnel is not modified to an agreed upon point in time commensurate with the biological effects of high dissolved gas levels. The Company will seek regulatory recovery of the costs for the modification of Cabinet Gorge and the mitigation payments.

The operating license for the Clark Fork Project describes the approach to restore bull trout populations in the project areas. Using the concept of adaptive management and working closely with the U.S. Fish and Wildlife Service, the Company is evaluating the feasibility of fish passage. The results of these studies will help the Company and other parties determine the best use of funds toward continuing fish passage efforts or other population enhancement measures.

Other Contingencies

In the normal course of business, the Company has various other legal claims and contingent matters outstanding. The Company believes that any ultimate liability arising from these actions will not have a material adverse impact on the Company's financial condition, results of operations or cash flows.

The Company routinely assesses, based on in-depth studies, expert analyses and legal reviews, its contingencies, obligations and commitments for remediation of contaminated sites, including assessments of ranges and probabilities of recoveries from other responsible parties who have and have not agreed to a settlement and recoveries from insurance carriers. The Company's policy is to accrue and charge to current expense identified exposures related to environmental remediation sites based on estimates of investigation, cleanup and monitoring costs to be incurred.

The Company has potential liabilities under the Federal Endangered Species Act for species of fish that have either already been added to the endangered species list, been listed as "threatened" or been petitioned for listing. Thus far, measures adopted and implemented have had minimal impact on the Company.

Under the federal licenses for its hydroelectric projects, the Company is obligated to protect its property rights, including water rights. The State of Montana is examining the status of all water right claims within state boundaries. Claims within the Clark Fork River basin could potentially adversely affect the energy production of the Company's Cabinet Gorge and Noxon Rapids hydroelectric facilities. The Company is participating in this extensive adjudication process, which is unlikely to be concluded in the foreseeable future.

The Company must be in compliance with requirements under the Clean Air Act Amendments at the Colstrip thermal generating plant, in which the Company maintains an ownership interest. The anticipated share of costs at Colstrip is not expected to have a major economic impact on the Company.

As of December 31, 2003, the Company's collective bargaining agreement with the International Brotherhood of Electrical Workers represented approximately 48 percent of all Avista Utilities employees. The current agreement with the local union representing the majority of the bargaining unit employees expires on March 25, 2005. A local agreement in the South Lake Tahoe area, which represents 5 employees, also expires on March 25, 2005. A local agreement in Medford, Oregon, which covers approximately 40 employees, will expire on March 31, 2005. Negotiations are currently ongoing with respect to two other labor agreements in Oregon covering approximately 15 employees.

NOTE 26. SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

The Company's energy operations are significantly affected by weather conditions. Consequently, there can be large variances in revenues, expenses and net income between quarters based on seasonal factors such as temperatures and streamflow conditions. During the second quarter of 2003, Avista Corp. reported Avista Labs as discontinued operations (see Note 3). Accordingly, periods prior to the second quarter of 2003 have been restated to reflect Avista Labs as discontinued operations. Several accounting standards have been issued and rescinded, which have changed the accounting and reporting for derivative commodity instruments. This has resulted in the restatement of operating revenues and resource costs (operating expenses) for periods prior to the issuance or rescission of the respective accounting standards. Such restatements have not had any impact on income from operations, income from continuing operations, net income or income available for common stock. A summary of quarterly operations (in thousands, except per share amounts) for 2003 and 2002 follows:

	Three Months Ended			
	March 31	June 30	September 30	December 31
2003				
Operating revenues	$338,892	$236,735	$238,750	$309,008
Operating expenses:				
Resource costs	185,916	102,309	122,591	165,676
Operations and maintenance	33,323	33,459	31,722	39,554
Administrative and general	27,863	22,684	22,780	24,167
Depreciation and amortization	18,942	18,904	20,114	19,851
Taxes other than income taxes	17,858	15,270	13,424	15,275
Total operating expenses	283,902	192,626	210,631	264,523
Income from operations	54,990	44,109	28,119	44,485
Income from continuing operations	18,442	12,713	4,386	15,102
Loss from discontinued operations	(1,120)	(3,744)	(66)	(19)
Net income before cumulative effect of accounting change	17,322	8,969	4,320	15,083
Cumulative effect of accounting change	(1,190)	-	-	-
Net income	16,132	8,969	4,320	15,083
Income available for common stock	$15,554	$8,422	$4,320	$15,083
Outstanding common stock:				
Weighted average	48,100	48,224	48,281	48,319
End of period	48,182	47,830	48,311	48,344
Earnings per share, diluted:				
Earnings per share from continuing operations	$0.37	$0.25	$0.09	$0.31
Loss per share from discontinued operations	(0.02)	(0.08)	-	-
Earnings per share before cumulative effect of accounting change	0.35	0.17	0.09	0.31
Cumulative effect of accounting change	(0.03)	-	-	-
Total earnings per share, diluted	$0.32	$0.17	$0.09	$0.31
Dividends paid per common share	$0.12	$0.12	$0.125	$0.125
Trading price range per common share:				
High	$12.65	$14.80	$16.53	$18.70
Low	$9.80	$10.49	$13.91	$15.55

	Three Months Ended			
	March 31	June 30	September 30	December 31
2002				
Operating revenues	$337,617	$231,082	$206,821	$287,396
Operating expenses:				
Resource costs	196,734	91,040	97,944	150,996
Operations and maintenance	31,691	30,236	31,799	32,204
Administrative and general	22,310	33,879	21,795	27,663
Depreciation and amortization	17,753	17,737	17,440	18,937
Taxes other than income taxes	19,917	16,290	13,991	15,418
Total operating expenses	288,405	189,182	182,969	245,218
Income from operations	49,212	41,900	23,852	42,178
Income from continuing operations	16,976	12,292	864	12,042
Loss from discontinued operations	(1,728)	(1,947)	(2,479)	(565)
Net income (loss) before cumulative effect of accounting change	15,248	10,345	(1,615)	11,477
Cumulative effect of accounting change	(4,148)	-	-	-
Net income (loss)	11,100	10,345	(1,615)	11,477
Income (loss) available for common stock	$10,492	$9,737	$(2,223)	$10,899
Outstanding common stock:				
Weighted average	47,671	47,774	47,866	47,978
End of period	47,737	47,830	47,930	48,044
Earnings (loss) per share, diluted:				
Earnings per share from continuing operations	$0.35	$0.24	$0.00	$0.24
Loss per share from discontinued operations	(0.04)	(0.04)	(0.05)	(0.01)
Earnings (loss) per share before cumulative effect of accounting change	0.31	0.20	(0.05)	0.23
Cumulative effect of accounting change	(0.09)	-	-	-
Total earnings (loss) per share, diluted	$0.22	$0.20	$(0.05)	$0.23
Dividends paid per common share	$0.12	$0.12	$0.12	$0.12
Trading price range per common share:				
High	$16.47	$16.60	$13.89	$12.10
Low	$13.00	$11.00	$10.16	$8.75

INDEPENDENT AUDITORS' REPORT

Avista Corporation
Spokane, Washington

We have audited the accompanying consolidated balance sheets of Avista Corporation and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income, stockholders' equity, and of cash flows, which include the schedule of information by business segments, for each of the three years in the period ended December 31, 2003. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2 to the consolidated financial statements ("Note 2"), during 2003, the Company changed its method of accounting for energy trading activities related to the transition from Emerging Issues Task Force Issue No. 98-10 to Statement of Financial Accounting Standards ("SFAS") No. 133, also, as described in Note 2, the Company was required to consolidate WP Funding LP, and deconsolidate Avista Capital I and Avista Capital II related to the adoption of FASB Interpretation No. 46. Additionally, as described in Note 2, during 2003, the Company changed its classification of preferred stock to conform to the requirements of SFAS No. 150, and its classification of asset retirement costs to conform to SFAS No. 143. Additionally, as described in Note 1 to the consolidated financial statements, during 2002, the Company changed its method of accounting for goodwill to conform to SFAS No. 142.

Deloitte + Touche LLP

Seattle, Washington
February 27, 2004

MANAGEMENT'S STATEMENT OF RESPONSIBILITY

Management of Avista Corporation is responsible for the accuracy and completeness of the information in this annual report. The financial and operating information presented is derived from company records and other sources. Certain amounts are, of necessity, based on judgment and estimation. Quality control practices for reporting business information in combination with the company's internal control procedures provide adequate assurance that the annual report fairly and reasonably presents the company's financial position and operating results.

The board of directors appointed Deloitte & Touche LLP, an independent accounting firm, to audit the consolidated financial statements. Deloitte & Touche LLP was provided access to all information and documentation necessary for the audit. Deloitte & Touche LLP's report follows the notes to the consolidated financial statements. In the course of their work, the independent auditors and internal auditors may recommend changes in control procedures. Management takes appropriate action based on such recommendations.

Gary G. Ely
Chairman, President and
Chief Executive Officer

Malyn K. Malquist
Senior Vice President,
Chief Financial Officer
and Treasurer

SELECTED FINANCIAL DATA

	2003	2002	2001	2000	1999	1993
INCOME STATEMENT						
Operating revenues	**$1,123,385**	$1,062,916	$1,511,751	$1,935,479	$1,229,093	$640,599
Operating expenses	**951,682**	905,774	1,327,685	1,706,449	1,189,776	479,749
Income from operations	**171,703**	157,142	184,066	229,030	39,317	160,850
Interest expense	**92,985**	104,866	105,819	68,255	64,747	50,133
Income taxes	**35,340**	34,849	40,585	81,143	18,276	42,503
Income from continuing operations	**50,643**	42,174	68,241	109,065	31,223	82,776
Loss from discontinued operations	**(4,949)**	(6,719)	(56,085)	(17,386)	(5,192)	-
Net income before cumulative effect of accounting change	**45,694**	35,455	12,156	91,679	26,031	82,776
Cumulative effect of accounting change	**(1,190)**	(4,148)	-	-	-	-
Net income	**44,504**	31,307	12,156	91,679	26,031	82,776
Preferred stock dividend requirements (1)	**1,125**	2,402	2,432	23,735	21,392	8,335
Income available for common stock	**$43,379**	$28,905	$9,724	$67,944	$4,639	$74,441
Earnings per share, diluted:						
Avista Utilities	**$0.72**	$0.71	$0.46	$(1.37)	$1.00	$1.19
Energy Marketing and Resource Management	**0.43**	0.47	1.33	3.51	(1.59)	-
Avista Advantage	**(0.03)**	(0.09)	(0.23)	(0.23)	(0.09)	-
Other	**(0.10)**	(0.26)	(0.18)	(0.06)	0.94	0.25
Earnings per share from continuing operations	**$1.02**	$0.83	$1.38	$1.85	$0.26	$1.44
Loss per share from discontinued operations	**(0.10)**	(0.14)	(1.18)	(0.38)	(0.14)	-
Earnings per share before cumulative effect of accounting change	**0.92**	0.69	0.20	1.47	0.12	1.44
Loss per share from cumulative effect of accounting change	**(0.03)**	(0.09)	-	-	-	-
Total earnings per share, diluted	**$0.89**	$0.60	$0.20	$1.47	$0.12	$1.44
Total earnings per share, basic	**$0.90**	$0.60	$0.21	$1.49	$0.12	$1.44
COMMON STOCK STATISTICS						
Dividends paid per common share	**$0.49**	$0.48	$0.48	$0.48	$0.48	$1.24
Book value per common share	**$15.54**	$14.84	$15.12	$15.34	$11.04	$12.02
Shares of common stock:						
Outstanding at year-end	**48,344**	48,044	47,633	47,209	35,648	52,758
Average - basic	**48,232**	47,823	47,417	45,690	38,213	51,616
Average - diluted	**48,630**	47,874	47,435	46,103	38,325	51,616
Return on average common equity:						
Total company	**5.9%**	4.0%	1.3%	12.9%	1.1%	12.2%
Utility only	**7.4%**	8.2%	5.9%	-23.7%	20.0%	11.7%
Non-utility only	**3.2%**	-1.7%	-3.4%	44.1%	-13.3%	15.4%
Common stock price:						
High	**$18.70**	$16.60	$23.97	$68.00	$19.56	$20.75
Low	**$9.80**	$8.75	$10.60	$14.63	$14.63	$18.13
Year-end close	**$18.12**	$11.56	$13.26	$20.50	$15.44	$18.75
DEBT AND PREFERRED STOCK STATISTICS						
Pretax interest coverage:						
Including AFUDC/AFUCE	**1.78(x)**	1.59(x)	1.32(x)	2.35(x)	1.97(x)	3.52(x)
Excluding AFUDC/AFUCE	**1.76(x)**	1.57(x)	1.29(x)	2.32(x)	1.93(x)	3.43(x)
Embedded cost of long-term debt	**8.44%**	8.88%	8.78%	7.40%	6.95%	7.53%
Embedded cost of preferred stock	**7.35%**	7.42%	7.39%	7.39%	7.39%	6.55%
Credit Ratings (S&P/Moody's)						
First Mortgage Bonds	**BBB-/Baa3**	BBB-/Baa3	BBB-/Baa3	BBB/Baa1	BBB+/A3	A-/A3
Unsecured medium-term notes	**BB+/Ba1**	BB+/Ba1	BB+/Ba1	BBB/Baa2	BBB/Baa1	BBB+/Baa1
Preferred stock	**BB-/Ba3**	BB-/Ba3	BB-/Ba3	BBB/Baa3	BBB/Baa2	BBB+/baa1
OTHER FINANCIAL AND OPERATING STATISTICS						
Total assets	**$3,661,495**	$3,799,543	$4,210,704	$12,739,511	$3,875,384	$1,837,838
Total net utility property	**1,944,637**	1,749,114	1,739,123	1,680,742	1,662,727	1,253,991
Utility capital expenditures	**102,271**	64,207	119,905	98,680	87,160	134,852
Long-term debt	**925,012**	902,635	1,175,715	679,806	714,904	647,229
Long-term debt to affiliated trusts (2)	**113,403**	-	-	-	-	
Preferred trust securities (2)	**-**	100,000	100,000	100,000	110,000	-
Preferred stock (1)	**29,750**	33,250	35,000	35,000	35,000	135,000
Convertible preferred stock	**-**	-	-	-	263,309	-
Common equity	**$751,252**	$712,791	$720,063	$724,224	$399,499	$634,379

(1) Preferred stock was reclassified from equity to liabilities in 2003 with the adoption of SFAS No. 150. Accordingly, preferred stock dividend requirements were reclassified to interest expense effective July 1, 2003. See Note 2 of the Consolidated Financial Statements. Balance as of December 31, 2003 does not include current portion.

(2) Preferred trust securities was reclassified to Long-term debt to affiliated trusts in 2003 with the adoption of FASB Interpretation No. 46 and the deconsolidation of the capital trusts that have issued the preferred trust securities. See Note 2 of the Consolidated Financial Statements.

SELECTED FINANCIAL DATA

	2003	2002	2001	2000	1999	1993
AVISTA UTILITIES						
Electric Operations						
Electric revenues (millions of dollars):						
Residential	**$204.8**	$196.1	$158.8	$158.1	$158.6	$153.9
Commercial	**201.3**	194.7	155.4	149.8	152.1	126.3
Industrial	**78.3**	68.1	80.4	83.0	69.6	57.1
Public street and highway lighting	**4.8**	4.7	3.8	3.6	3.5	3.0
Total retail revenues	**489.2**	463.6	398.4	394.5	383.8	340.3
Wholesale revenues	**73.4**	64.1	480.9	864.7	522.5	108.6
Revenues from sales of fuel	**71.5**	40.9	19.0	1.3	1.0	-
Other revenues	**16.8**	15.5	23.9	26.8	20.9	15.3
Total electric revenues	**$650.9**	$584.1	$922.2	$1,287.3	$928.2	$464.2
Electric energy sales (millions of kWhs):						
Residential	**3,297.9**	3,202.9	3,219.4	3,279.4	3,237.4	3,134.1
Commercial	**2,919.4**	2,836.7	2,882.0	2,885.8	2,848.1	2,373.3
Industrial	**1,785.1**	1,519.1	1,891.2	2,047.9	2,032.3	1,644.1
Public street and highway lighting	**25.3**	25.2	25.0	24.7	24.7	21.8
Total electric retail sales	**8,027.7**	7,583.9	8,017.6	8,237.8	8,142.5	7,173.3
Wholesale energy sales	**2,075.2**	2,215.5	6,261.6	15,806.7	19,777.8	3,258.2
Total electric energy sales	**10,102.9**	9,799.4	14,279.2	24,044.5	27,920.3	10,431.5
Electric customers (average per year):						
Residential	**283,497**	279,735	276,845	273,219	270,013	233,795
Commercial	**36,279**	35,910	35,454	35,060	34,877	28,678
Industrial	**1,414**	1,420	1,434	1,254	1,189	963
Public street and highway lighting	**422**	413	402	392	389	308
Total electric retail customers	**321,612**	317,478	314,135	309,925	306,468	263,744
Wholesale	**47**	46	44	58	68	25
Total electric customers	**321,659**	317,524	314,179	309,983	306,536	263,769
Electric customers (at year-end):						
Residential	**287,141**	282,269	279,129	276,382	272,342	236,613
Commercial	**36,551**	36,106	35,726	35,109	35,197	29,012
Industrial	**1,426**	1,409	1,424	1,398	1,078	918
Public street and highway lighting	**436**	426	415	401	395	312
Total retail electric customers	**325,554**	320,210	316,694	313,290	309,012	266,855
Wholesale	**38**	50	32	51	65	24
Total electric customers	**325,592**	320,260	316,726	313,341	309,077	266,879
Revenue per residential kWh (cents)	**6.21**	6.12	4.93	4.82	4.90	4.91
Use per residential customer (kWh)	**11,633**	11,450	11,629	12,003	11,990	13,406
Revenue per commercial kWh (cents)	**6.90**	6.86	5.39	5.19	5.34	5.32
Use per commercial customer (kWh)	**80,472**	78,995	81,288	82,311	81,662	82,757
Electric energy resources (millions of kWhs):						
Hydro generation (Company facilities)	**3,539.6**	4,009.6	2,563.8	3,818.7	4,286.4	3,547.6
Thermal generation (Company facilities)	**2,398.0**	1,714.3	3,000.7	3,153.6	3,353.2	2,791.4
Purchased power - long-term hydro	**774.6**	836.6	631.4	928.6	1,093.1	1,117.1
Purchased power - other	**3,909.4**	3,827.8	8,623.7	16,705.8	19,696.5	3,492.6
Power exchanges	**36.1**	13.4	(103.7)	67.2	16.3	80.7
Total power resources	**10,657.7**	10,401.7	14,715.9	24,673.9	28,445.5	11,029.4
Energy losses and company use	**(554.8)**	(602.3)	(436.7)	(629.4)	(525.2)	(597.9)
Total electric energy resources	**10,102.9**	9,799.4	14,279.2	24,044.5	27,920.3	10,431.5

SELECTED FINANCIAL DATA

	2003	2002	2001	2000	1999	1993
Electric Operations (continued)						
Total resources available at peak (MW):						
Company owned:						
Hydro	**955**	955	956	956	956	950
Thermal	**695**	426	462	586	685	529
Purchased power:						
Long-term hydro	**174**	159	144	184	180	223
Other	**733**	673	1,991	2,468	3,010	633
Total resources available at peak (winter)	**2,557**	2,213	3,553	4,194	4,831	2,335
Net system peak demand (winter)	**1,509**	1,346	1,500	1,491	1,421	1,521
Wholesale obligations	**417**	297	1,734	2,338	3,211	605
Total requirements (winter)	**1,926**	1,643	3,234	3,829	4,632	2,126
Reserve margin	**25%**	26%	9%	9%	4%	10%
Annual load factor	**65%**	62%	65%	68%	70%	59%
Average cost of production (cents per kWh)	**2.76**	2.30	3.41	2.70	2.22	2.62
Natural Gas Operations						
Natural gas revenues (millions of dollars):						
Residential	**$166.9**	$184.0	$179.6	$128.2	$99.9	$68.1
Commercial	**90.5**	105.0	104.0	70.0	51.9	43.5
Industrial	**7.5**	7.1	11.2	7.7	5.1	10.9
Total retail revenues	**264.9**	296.1	294.8	205.9	156.9	122.5
Wholesale revenues	**0.3**	0.7	1.8	5.7	15.2	-
Transportation revenues	**8.5**	9.6	8.6	10.2	10.8	10.7
Other revenues	**3.6**	3.4	3.4	3.0	4.6	4.3
Total natural gas revenues	**$277.3**	$309.8	$308.6	$224.8	$187.5	$137.5
Natural gas sales (millions of therms):						
Residential	**198.5**	199.7	198.4	212.2	200.2	151.3
Commercial	**122.1**	126.2	126.9	135.1	125.6	114.8
Industrial	**12.7**	11.3	15.5	18.3	16.4	34.7
Total retail sales	**333.3**	337.2	340.8	365.6	342.2	300.8
Transportation and other	**157.2**	179.3	201.2	230.3	316.7	198.4
Total natural gas therm sales	**490.5**	516.5	542.0	595.9	658.9	499.2
Natural gas customers (average per year):						
Residential	**261,063**	254,700	249,650	242,983	234,844	162,400
Commercial	**31,312**	30,823	30,355	29,739	29,032	22,526
Industrial	**310**	315	328	334	338	307
Total retail customers	**292,685**	285,838	280,333	273,056	264,214	185,233
Transportation and other	**85**	89	88	98	116	60
Total natural gas customers	**292,770**	285,927	280,421	273,154	264,330	185,293
Natural gas customers (at year-end):						
Residential	**266,252**	258,738	253,325	248,418	239,321	172,283
Commercial	**31,732**	31,141	30,697	30,138	29,432	23,111
Industrial	**312**	309	318	332	332	311
Total retail customers	**298,296**	290,188	284,340	278,888	269,085	195,705
Transportation and other	**76**	90	82	96	129	86
Total natural gas customers	**298,372**	290,278	284,422	278,984	269,214	195,791

SELECTED FINANCIAL DATA

	2003	2002	2001	2000	1999	1993
Natural Gas Operations (continued)						
Revenue per residential therm (cents)	**84.11**	92.13	90.51	60.43	49.89	45.05
Use per residential customer (therms)	**760**	784	795	873	852	931
Revenue per commercial therm (cents)	**74.13**	83.17	81.98	51.79	41.36	37.93
Use per commercial customer (therms)	**3,900**	4,095	4,180	4,544	4,327	5,096
Heating degree days (at Spokane, Washington):						
Actual	**6,351**	6,818	6,800	7,176	6,408	7,224
30 year average	**6,820**	6,842	6,842	6,842	6,842	6,882
Actual as a percent of average	**93%**	100%	99%	105%	94%	105%
ENERGY MARKETING AND RESOURCE MANAGEMENT						
Operating revenues (millions of dollars)	**$307.1**	$222.6	$403.8	$546.9	$18.3	$ -
Resource costs (millions of dollars)	**246.9**	168.4	269.5	239.2	36.2	-
Gross margin (millions of dollars)	**$60.2**	$54.2	$134.3	$307.7	($17.9)	$ -
Gross Realized Sales Volume						
Electricity (thousands of MWhs)	**41,579**	40,426	47,927	105,548	135,099	-
Natural gas (thousands of dekatherms)	**228,397**	225,983	248,193	273,448	775,822	-
Coal (thousands of tons)	**-**	-	-	3,514	1,638	-
Total assets (millions of dollars)	**$1,013.2**	$1,349.6	$1,506.2	$10,271.8	$1,595.5	$ -
AVISTA ADVANTAGE						
Revenues (millions of dollars)	**$19.8**	$16.9	$13.2	$5.0	$1.5	$ -
Total assets (millions of dollars)	**$36.4**	$31.7	$20.3	$11.1	$3.9	$ -
OTHER						
Revenues (millions of dollars)	**$13.6**	$14.6	$16.4	$32.9	$122.3	$38.9
Total assets (millions of dollars)	**$48.3**	$42.9	$86.5	$96.4	$114.9	$136.2





Avista employees featured on the front cover and inside front cover from left to right: Mandy Knapp, Brad Pederson, Laura Moua, Pat Ehrbar, Sally Conley, Brian Hirschkorn, Rick Reed, Rick Davis, Kim Gentle, Tom Dempsey, Michelle Hentschel, Chris Parnell, Darrin Belgarde, and Catherine Markson.

Inside back cover and back cover from left to right: Renee Coelho, Hassel Dotson, Tom Kliewer, Alene Clayton, Nolan Steiner, Diane Rowland, Robin Bekkedahl, Paul Cano, Jody Haag, Trevor Salonen, Virginia Omoto, and Ruben Flores.

The Beacon-Rathdrum transmission upgrade, pictured opposite and on page 1, commenced in May 2003. The upgrade will more than double the amount of energy Avista is able to move in the existing corridor to meet growing demands in this part of our service area.

Special thanks to these talented companies of the Great Inland Northwest for their help with this year's annual report: Anderson Mraz Design, design; Sharman Communications, copywriting; Craig Sweat Photography, photography; and Lawton Printing, printing.



Avista Corp.
1411 East Mission
Spokane, Washington 99202
509-489-0500
www.avistacorp.com